

Libbey Inc. 2010 Annual Report



Building On Our New Foundation For Future Growth

Libbey®





Profile

Libbey (NYSE Amex: LBY) is the leading producer of glass tableware products in the Western Hemisphere, in addition to supplying to key markets throughout the world. Libbey has the largest manufacturing, distribution and service network among North American glass tableware manufacturers. We design and market an extensive line of high-quality glass tableware, ceramic dinnerware, metal flatware, hollowware and serveware, and plastic items to a broad group of customers in the foodservice, retail, and business-to-business markets. We own and operate two glass tableware manufacturing plants in the United States as well as glass tableware manufacturing plants in the Netherlands, Portugal, China and Mexico. We also own and operate a plastics plant in Wisconsin. In addition, we import products from overseas in order to complement our line of manufactured items. The combination of manufacturing and procurement allows us to compete in the global tableware market by offering an extensive product line at competitive prices.

The Leader in North America

Libbey designs, manufactures and markets under the well-recognized Libbey® brand an extensive line of high-quality, machine-made glass tableware. Libbey maintains over 2,000 stock-keeping units in one of the most extensive product portfolios in the North American glass tableware industry. Our glassware manufacturing facilities and distribution network in North America, the largest in the glass tableware industry, enable us to provide a high level of service to all our end users of glass tableware. Our Crisa facility in Mexico is the largest glass tableware manufacturer in Latin America and has approximately 57 percent of the glass tableware market in Mexico.

A Leader in the International Market

Libbey exports glassware to more than 100 countries around the world. We continue to expand our international presence with a state-of-the-art glass tableware facility in Langfang, China, not far from Beijing. Commercial shipments to our customer base in China began from this wholly owned factory in March 2007, as we continue our efforts to grow the Chinese and Asia-Pacific markets. It joins our factories in Europe and North America, giving Libbey critical presence in the most significant regions of both the Eastern and Western Hemispheres. Royal Leerdam, located in Leerdam, Netherlands, is among the world leaders in producing and selling glass stemware to retail, foodservice and industrial clients. Crisal, located in Marinha Grande, Portugal, manufactures and markets glass tableware, mainly tumblers, stemware and glassware accessories complementing Royal Leerdam's products and providing an expanded presence in Europe. Royal Leerdam and Crisal are important parts to our growth strategy to be a supplier of high-quality, machine-made glass tableware products to key markets worldwide.

A Leader in the Foodservice Industry

Libbey is a leading provider of tableware products to the foodservice industry through our broad glassware, dinnerware, flatware and plastic product offerings. Our extensive sales and distribution network, among the largest in the foodservice supply industry, is a source of competitive advantage by providing a comprehensive product offering and service to our foodservice customers. Libbey is a leading provider of ceramic dinnerware and metal flatware to the foodservice industry in the United States. Our World Tableware subsidiary imports and sells a full line of metal flatware and hollowware and an assortment of ceramic dinnerware and other tabletop items principally for foodservice establishments in the United States and Canada. Our Traex subsidiary, located in Wisconsin, designs, manufactures and distributes an extensive line of plastic items for the foodservice industry.

The Leading Brand Names in Retail

We design and market our glass tableware products globally under the Libbey®, Royal Leerdam® and Crisa® brands. The Libbey® brand is one of the most recognized brands in consumer housewares in the United States and is the leading glass tableware brand in the retail channel of distribution. Libbey® products are sold in major retail channels of distribution in the United States and Canada, including mass merchants, department stores and specialty housewares stores. Our Crisa® products are the leading brand of glass tableware in the Mexican retail channel, and our Royal Leerdam® stemware is a leading stemware brand in retail channels in Europe.

Contents

Financial Highlights

Dollars in thousands, except per-share amounts	**2010**	2009	% Change
Net sales	**$ 799,794**	$ 748,635	6.8%
Income from operations	**$ 68,821**	$ 36,614	88.0%
Diluted net income (loss) per share	**$ 3.51**	$ (1.90)	284.7%
Earnings before interest, taxes, depreciation and amortization (EBITDA) [a]	**$ 167,954**	$ 83,833	100.3%
Adjusted EBITDA [a]	**$ 114,958**	$ 90,141	27.5%
Cash provided by operating activities	**$ 47,699**	$ 102,148	(53.3)%
Capital expenditures	**$ 28,247**	$ 17,005	66.1%
Free cash flow [b]	**$ 48,852**	$ 85,408	(42.8)%
Total assets	**$ 818,971**	$ 791,514	3.5%
Working capital [c]	**$ 181,152**	$ 170,900	6.0%
Total borrowings – net	**$ 447,125**	$ 515,239	(13.2)%
Number of employees (year-end)	**7,005**	6,857	2.2%
Number of shares outstanding (year-end)	**19,682,506**	16,097,861	22.3%
Number of registered shareholders (year-end)	**913**	979	(6.7)%

[a] We believe that EBITDA (earnings before interest, taxes, depreciation and amortization), and Adjusted EBITDA (adjusted earnings before interest, taxes, depreciation and amortization), non-GAAP financial measures, are useful metrics for evaluating our financial performance, as they are measures that we use internally to assess performance. See "Reconciliation of Non-GAAP Financial Measures" in Item 7 of our Annual Report on Form 10-K for a reconciliation of Adjusted EBITDA to EBITDA and Net Income (Loss).

[b] We believe that Free Cash Flow [net cash provided by (used in) operating activities, less capital expenditures and acquisition & related costs, plus proceeds from asset sales and other and payment of interest on New PIK Notes] is a useful metric for evaluating our financial performance, as it is the measure that we use internally to assess performance.

[c] Working capital is defined as net accounts receivable plus net inventory less accounts payable.

Letter to Shareholders

In the aftermath of the deep recession that gripped this country and most of the free world, the year 2010 positioned itself for Libbey as a key and necessary challenge to begin the long journey of methodical recovery and restoration of a solid business foundation. At the same time, economies in key markets continued to be very fragile, unemployment in our core USA market lingered at staggering levels, and sovereign debt issues confronted select countries. External challenges abounded, and, at the same time, some key Libbey-specific issues continued.

With this letter, I will report that Libbey faced these challenges head-on and recorded one of its most definitive years in its proud history. We reflect back on 2010 as being pivotal for the Company. It is my belief that this past year was a true manifestation of the theme of this annual report: ***"Building On Our New Foundation For Future Growth."***

I am pleased to share our 2010 results. They will prove to be key foundations for the Company going forward.

Summary Financial Highlights

- Sales of $799.8 million, an increase of 6.8%
  All key markets around the world contributed with revenue growth
- Reported Operating Income of $68.8 million
  Libbey's best performance during the past decade
- Adjusted EBITDA of $115 million, an increase of 27.5% over the prior year
  The second best performance in the history of the Company
- Earnings per share of $0.86, on an adjusted fully diluted basis
  Libbey's best performance in six years
- Debt (net of cash) finished at $370.9 million, improving $89.3 million from 2009
  Debt-to-adjusted-EBITDA ratio is now at 3.2X, versus the prior year of 5.1X



Adjusted EBITDA
($ in Millions)
$120.0
$100.0
$80.0
$60.0
$40.0
$20.0
$0.0
$85.2
$90.1
$115.0
2008
2009
2010

The Company takes pride in the above performance. The Adjusted EBITDA (adjusted earnings before interest, tax, depreciation, and amortization) is a very strong outcome. As a percentage of sales, adjusted EBITDA finished at 14.4%, very close to our targeted range of 15% to 18%, which we have identified as a strategic goal. Continued progress in this financial metric is fundamental to Libbey's improving outlook.

As shareholders of the Company, your continued faith and confidence in the Company was also rewarded. Our stock finished the year at $15.47, recording a 102% gain over 2009. Libbey outpaced key indices by considerable margins during the year. In doing so, we took a very memorable journey. In January of 2010, the Company was re-listed on the New York Stock Exchange, Amex platform (NYSE Amex: LBY), and some eight weeks ago, celebrating our strong performance, we were accorded the honor of the Closing Bell ceremony at the New York Stock Exchange on January 18, 2011.

Business Performance in 2010

The Company positions itself as the second largest producer of glass tableware in the world. The principal areas of the business performed well in this past year, and we expect to continue as the No. 2 player in the world.

Revenues

North American Glass sales increased 7.7%, reaching $562.7 million. The strong performance of our Crisa® brand in Mexico, with sales climbing 21.9%, drove this North American Glass result. Given the challenges and internal strife facing Mexico, this performance was particularly noteworthy. Specific to the USA, our retail business again grew its leading market share. Libbey now commands 46.6% of the retail market for casual glass beverageware, an increase of 450 basis points over 2009. This is the fifth straight year of market share gains in the USA in this customer base. Our foodservice glass business registered sequential quarterly improvements over the same prior-year periods throughout the year, finishing with a fourth quarter gain of 8.6%. While the full year increase was modest, the food-service recovery is slow and tied to many, many external economic factors. The Company is pleased with this directional improvement. Libbey's BtoB (business to business) customers also contributed with a strong fourth quarter finish.

Rounding out North America is our North American Other segment. Comprised of our Syracuse China, World Tableware and Traex businesses, this business segment posted sales of $86.0 million. In the aggregate, they were off 1.2% versus prior year. These businesses are dependent on the foodservice industry recovery. We look for progress in 2011.

Libbey's overall International sales were $162.7 million, up 12.2% for the year.

In the face of the sovereign debt issues and attendant austerity measures confronting a number of European markets, our European customer base grew nicely, with sales of Crisal, located in Portugal, up 12.8% and sales from our Netherlands-based business, Royal Leerdam, up 10.8%. These commercial results in Europe exceeded our expectations.

Libbey China posted a 29.4% sales increase, driven by both strong domestic growth and continued export sales growth around the world. Within China, we have significantly broadened our distribution network, and this has served us well. We plan for continued additions to our Chinese distributor network in 2011. And our factory in China now serves over 70 countries in the balance of the world.

Our International export sales team services the rest of the world. Libbey is pleased with the progress made in South America and key Pacific Rim countries. We sell products from all of our factories in these markets, and we expect continued growth in them as the world economy methodically recovers. In the Middle East, Libbey participates in a few key markets, and we continue to grow there nicely. Concerning the broader Middle Eastern region, particularly those currently experiencing strife and internal issues, the Company is not a major player in those Middle Eastern countries, and, as a result, the issues of those countries are not directly germane to our results going forward.

Factory Performance

Our glass factories in North America contributed nicely to the overall performance of the Company. All factories ran at exceptionally high levels throughout the year, with Mexico, our largest, running full for the entire twelve months. Our USA factories in Toledo and Shreveport also recorded high levels of activity and made solid improvements for the year.

On the International front, Libbey China had its strongest year as a producing factory, showing considerable improvement in the last six months of the year. In Europe, we installed new oxy-fuel technology in our Dutch operations, while achieving deliberate and improved factory performance in Portugal.

Libbey's LEAN initiative worldwide is well entrenched, having commenced in 2006. Completing its fifth year, our USA factories, as well as our Netherlands-based facility, Royal Leerdam, are now fully reorganized along Value Streams. The balance of our factories worldwide are also moving to this structure and will achieve this in the near future.

Senior management views LEAN as having been a key contributor to improved results for the Company. In 2005, pre-LEAN, Libbey had adjusted operating income of 3.2% and Return on Invested Capital of 3.5%. In 2010, our results were 9.3% and 11.5%, respectively, on these key metrics. At the same time, we have witnessed considerable improvement in EBITDA and Working Capital margins. To be sure, the Company is improving on multiple fronts, and, clearly, LEAN is not the exclusive contributor to this progress, but its adoption and continued evolution within Libbey have been key to the improvements.


Return On Invested Capital (ROIC)
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
3.5%
5.3%
6.6%
11.5%
2005
2008
2009
2010



International sales increased 12.2 percent in 2010. Many of the products on this page were a part of that growth. Approximately 44 percent of revenues in 2010 came from outside the United States.

Libbey grew its share of the U.S. retail casual beverageware market to 46.6 percent in 2010. This represents the fifth year in a row of increased retail market share in the U.S.



Libbey
8
CABOS

Libbey



Libbey
4
COLORS

Libbey
4
SESTINA



Libbey
4
TEMPO

Libbey
1
PASTELERO

7
CAROLINA

Libbey
18
HOOPS
6
6
6

Libbey
Platinum
4
25

Letter to Shareholders

Finally, our distribution centers worldwide responded very well, and our customer service continues to be cited as among the very best in the industry. Witness to that, and specific to the USA market, Sysco Inc., the largest foodservice distributor in this country, recently voted Libbey as a Top 100 supplier for the ninth consecutive year.

Capital Markets Activities

As reported in last year's shareholder letter, in February of 2010, Libbey refinanced a large portion of its long-term debt with $400 million of five-year, senior secured notes, with a 10% coupon. These notes are due in 2015. The Company used the proceeds, together with cash on hand, to repurchase its then existing $306 million Floating Rate senior secured notes due in 2011, redeem the $80.4 million of New PIK notes, and pay related fees and expenses. Concurrent with the closing of the transaction, on February 8, 2010, Libbey entered into a new $110 million ABL Facility (asset backed loan) to replace its then existing $150 million ABL Facility.

I am happy to report that as of year-end 2010, we had nothing drawn on the new $110 million ABL Facility. Further, in February 2011, we announced plans to redeem $40 million of the above-mentioned $400 million senior secured notes. Coupled with a debt pay-down of close to $10 million in December of 2010 in China and Portugal, by March 25, 2011, the Company will have paid off $50 million in debt.

Turning to the equity front, in August of 2010, the Company successfully concluded a 100% secondary offering on behalf of Merrill Lynch PCG, Inc. (MLPCG). As a result of the transaction, we eliminated the overhang that MLPCG's position created, placing over four million shares of stock in the hands of new and more strategic, long-term investors.

Looking ahead, the Company is focused on an additional opportunity to pay down another $40 million on the senior secured notes in March or April of 2012. Following that, our plans will turn to refinancing the projected balance of $320 million on these senior secured notes sometime after August of 2012. Naturally, our ability to refinance these notes is dependent on market conditions being favorable, but our hope is to achieve a coupon considerably below the existing 10% coupon, thereby significantly reducing our interest expense; and, at the same time, it is our goal to further extend maturities. To accomplish all of this successfully, continued solid operating performance for the Company is mandated. This operating performance also underpins our ability to achieve a debt-to-adjusted-EBITDA ratio of between 2.5X and 3.0X, which, if achieved, would be instrumental to securing improved ratings from the principal ratings agencies.

Strategic Focus

During this past year, the Company concluded its Strategic Plan that projects our business through 2015. We have viewed this timeframe in a bifurcated fashion. We expect that the period of 2011 through 2012 will continue to present a fragile and challenged world marketplace, and, as a result, recovery will be modest at best. Accordingly, Libbey will maintain its focus during that time on strengthening our balance sheet, with an eye to refinancing in the latter part of 2012.

We view the period from 2013 through 2015 as presenting increased opportunity for growth, and we expect various expansion opportunities in some key global markets. We expect that, by strengthening our balance sheet and refinancing our debt before then, we will be positioned to avail ourselves of some of those strategic opportunities when they arise.

Libbey has become a growing world player, as we now have 44% of our revenues derived from outside the USA, and over 50% of our production is in low-cost countries. World markets will provide continued growth opportunities for the Company, while our strong and leading market shares in North America will provide a solid foundation.

Specific to 2011, Libbey intends to:

1. Drive growth through continued market expansion worldwide. We realigned our senior management responsibilities to a global platform in mid-2010 to optimize our overall effort.

2. Enhance global best practices in all of our facilities worldwide. Under the leadership of our Operations Excellence group, increased alignment and implementation of additional best practices will yield an improved competitive position.

3. Achieve overall factory utilization in the mid-to-high 80% range. We have run at these levels for the past eighteen months, and this is key to our achieving our goals for the year.

4. Accelerate our new product development program beyond beverageware. Currently, about 75% of all we sell is glass beverageware. Our goal is to broaden our sales base into other glass categories, as well as to achieve broadened OEM applications for various other industries.

5. Restore our Capital Expenditures to historical levels, in the $40 to $45 million range. We operate a capital-intensive business. Coupled with new technologies that we are adopting, a well-defined capital expenditure program is at the heart of Libbey's business model.


Libbey continues
to be a leader in
introducing new
products. These
new products are
being introduced in
an increasing number
of markets around
the world.

6. Take our cost reduction initiatives to deeper levels and align our growing worldwide purchasing power to better serve the Company. This has an increased focus for the Company.

7. Continue to reduce Working Capital. While progress has been made, considerable opportunity still resides within the Company.

8. Maintain our focus on Cash Flow. Libbey is committed to further strengthening our balance sheet and is targeting another $40 million of debt reduction in the March or April timeframe of 2012.

9. Finally, achieve our EBITDA goals for the year. Pointing to a possible refinancing in the last half of 2012, it is paramount that we continue with solid and steady performance in this key metric.

One Team, One Libbey

In December of 2010, the Senior Management Team of Libbey assembled to finalize our plans for 2011 and fully embrace our new goals for the Company. Keeping with our increasing global focus, the theme of this meeting and for Libbey in 2011 is ***"One Team, One Libbey."***

The journey to achieve this is not a one-year undertaking. Nor is it new to the Company in 2011. We have been working on this effort for some time. What is different is our commitment to take it to the next level in 2011 and truly harvest the full promise of this growing Company and its well-positioned footprint and business model.

There is little question that the year will pose substantial challenges, many being largely external to Libbey—namely, geopolitical events, inflationary development in various cost centers, currency fluctuations, and, of course, government budget issues at home and abroad and the outgrowth of those issues and the consequent austerity measures. These and many more such challenges are real for Libbey going forward.

Our ability to overcome them and achieve our goals largely rests with one key attribute this Company possesses. . .the resolve of its people. Since mid-2008, we have been tested as never before, and in this 30-month exercise, all of Libbey can look with pride at what we have been able to accomplish in the face of some daunting odds and obstacles.

And so it will be in 2011, and I am confident that the over 7,000 Libbey associates worldwide will rise to this challenge also. With 2010, ***"building on our new foundation for future growth"*** became a reality. Looking ahead to the future and all that it might bring, our plans are in place. . . execution throughout the Company on all fronts is the order of the day. ***"One Team, One Libbey."***


Libbey Stock Price
$16.00
$14.00
$12.00
$10.00
$8.00
$6.00
$4.00
$2.00
$0.00
$1.25
$7.65
$15.47
12/31/08
12/31/09
12/31/10

A Final Set of Thoughts

This will be my final year with Libbey as I have announced my plans to retire by the end of the year. After forty-one years with Libbey, and twenty-one years leading the Company, I believe it is time to let new leadership drive this Company to its next level.

I wish to say thanks to the many friends, worldwide, that I have made in my career. Customers, suppliers, investors, bondholders, bankers. . . but most of all my fellow Libbey associates. You, especially, have been the core and backbone of this Company. I will cherish all the memories. And, if I had to do it all over again, I would be honored to be on the same team with all of you, one more time.

Finally, a special thanks to my wife, Ann, and our two children for their support over the years. No one travels this journey alone.


John F. Meier



John F. Meier
Chairman and Chief Executive Officer
March 14, 2011

Libbey Inc. Directors

From Left to Right: Richard Reynolds, Peter C. McC. Howell, Deborah Miller, William Foley, John Orr, Terence Stewart, John Meier, Carol Moerdyk, Carlos Duno, Jean-René Gougelet



Carlos V. Duno
Audit Committee Chair
Compensation Committee Member

Mr. Duno has been a director of the Company since 2003. Mr. Duno is the Owner and Chief Executive Officer of Marcia Owen Associates (since 2006), the premier recruiting and staffing firm in Northern New Mexico, and Owner and Chief Executive Officer of CDuno Consulting (since 2004). From 2001 to 2004, Mr. Duno served as Chairman of the Board and Chief Executive Officer of Clean Fuels Technology, a leading developer of emulsified fuels for transportation and power generation applications. Mr. Duno's glass industry experience began during his six years as President of Business Development and Planning for Vitro S.A. in Monterrey, Mexico, from 1995 to 2001. Mr. Duno's earlier professional experience includes a two-year term as Vice President Strategic Planning for Scott Paper Company and several years with McKinsey & Company and Eli Lilly. Mr. Duno holds a B.S. in industrial engineering from the National University of Mexico and an M.B.A. in finance and an M.S. in industrial engineering, both from Columbia University. Mr. Duno is Chair of Libbey's Audit Committee and is also an Audit Committee Financial Expert. He also serves on the Compensation Committee. Mr. Duno is active in several not-for-profit organizations in the Santa Fe, New Mexico, area and formerly served on the Boards of Directors of Clean Fuels Technology, Inc. and Anchor Glass Container Corporation. The Board believes Mr. Duno's extensive experience in strategic planning for international organizations, together with his first-hand glass industry experience in Mexico, make him uniquely qualified to serve as a director of the Company.

William A. Foley
Compensation Committee Member
Nominating and Governance Committee Chair

Mr. Foley has been a director of the Company since 1994. Mr. Foley currently serves as Chairman and Chief Executive Officer of Blonder Home Accents (since 2008). Previously, Mr. Foley was Chairman and CEO of Think Well Inc.; President and a director of Arhaus, Inc.; co-founder of Learning Dimensions LLC; and Chairman and Chief Executive Officer of LESCO Inc. Mr. Foley has also fulfilled the roles of Vice President General Manager for The Scotts Company Consumer Division, and Vice President and General Manager of Rubbermaid Inc.'s Specialty Products Division. Mr. Foley spent the first fourteen years of his career with Anchor Hocking Corp. in various positions, including Vice President of Sales & Marketing. Mr. Foley is currently on the Board of Directors for Blonder Home Accents (since 2001), and has previous experience on the boards of several public and private companies, including Arhaus Inc., LESCO Inc. and Associated Estates. Mr. Foley holds a bachelor's degree from Indiana University and an M.B.A. from Ohio University. Mr. Foley's consumer product marketing experience, particularly in the glass tableware industry, along with his significant leadership and management skills, strengthen the Board's collective qualifications, skills and experience.

Jean-Rene´ Gougelet
Audit Committee Member
Nominating and Governance Committee Member

Mr. Gougelet retired as President of Burnes Home Accents, LLC, a manufacturer and marketer of photo display products, where he had served since 2007. Mr. Gougelet is Chief Executive Officer of VIDO Enterprises, a consultancy founded by Mr. Gougelet to provide strategic planning and growth management services to middle market companies, where he served in the same capacity from 2005 to 2007. Prior to founding VIDO Enterprises, Mr. Gougelet served as Chief Executive Officer of Arc International's Mikasa division and Chief Executive Officer of Arc North America. Mr. Gougelet's early career included various roles in general management, advertising, marketing and brand management in Europe and the United States. Mr. Gougelet holds degrees in marketing and communication from EFIEM and EFAP in Paris and has received additional training in marketing, finance, management and corporate governance from CESAM-University of Louvain-la-Neuve in Belgium, University of Chicago Graduate School of Business, and Harvard Business School. Mr. Gougelet is a French Foreign Trade Advisor (Conseillers du Commerce Exterieur de la France). Mr. Gougelet's participation on the Board increases the depth of the Board's executive leadership, strategic planning, manufacturing, marketing and brand management experience, particularly with respect to the North American and European glass tableware and consumer goods industries.

Peter C. McC. Howell
Audit Committee Member
Nominating and Governance Committee Member

Mr. Howell has been a director of the Company since 1993. Since 1997, Mr. Howell has been an advisor to various business enterprises in the areas of acquisitions, marketing and financial reporting, particularly with respect to operations in the People's Republic of China. Mr. Howell's positions before 1997 at public companies include Chairman and Chief Executive Officer of Signature Brands USA Inc. (formerly Health-O-Meter); President, Chief Executive Officer and a director of Mr. Coffee inc.; and Chief Financial Officer of Chemical Fabrics Corporation. Mr. Howell also spent ten years as an auditor for Arthur Young & Co. (now Ernst & Young). Since 1989, Mr. Howell has been a director of one or more public companies. His current directorships include Pure Cycle Corporation (NASDAQ: PCYO) (since 2004); Global Lite Array, a subsidiary of the publicly held Global-Tech Applied Innovations (NASDAQ: GAI) (since 2001); and Great Lakes Cheese Company Limited (since 2006), a private company. Mr. Howell holds B.A. and M.A. degrees in economics from Cambridge University, is a Fellow of the Institute of Chartered Accountants of England & Wales, and is an Audit Committee Financial Expert. In addition to his significant financial expertise, public directorship experience, and retail and foodservice industry knowledge, Mr. Howell provides the Board with a unique perspective on the issues facing international businesses in their relations with China.

John F. Meier
Libbey Chairman of the Board and Chief Executive Officer

Mr. Meier has been a director of the Company since 1987 and has served as Chairman of the Board and Chief Executive Officer since the Company went public in June 1993. Before the Company's initial public offering, Mr. Meier was General Manager of Libbey and a corporate Vice President of Owens-Illinois, Inc., Libbey's former parent company. Mr. Meier has also served in various marketing positions since he first joined the Company in 1970, including a five-year assignment with Durobor, S.A., Belgium. In 1997, Mr. Meier served as Chairman of the National Housewares Manufacturers Association (now the International Housewares Association). Mr. Meier's corporate governance experience includes current directorships with Cooper Tire and Rubber Company (NYSE: CTB) (since 1997) and Applied Industrial Technologies (NYSE: AIT) (since 2005). Mr. Meier received a B.S. in business administration from Wittenberg University and an M.B.A. from Bowling Green State University. Having worked for Libbey for over forty years, Mr. Meier brings to the Board a comprehensive understanding of the Company and the glass tableware industry.

Deborah G. Miller
Compensation Committee Member
Nominating and Governance Committee Member

Ms. Miller has been a director of the Company since 2003. From 2003 to the present, Ms. Miller has been the Chief Executive Officer of Enterprise Catalyst Group, a management consulting firm specializing in high technology and biotechnology transformational applications. Ms. Miller was also President and Chief Executive Officer and Chairman of Ascendent Systems, a provider of enterprise voice mobility solutions, from 2005 to 2007. Ms. Miller has more than thirty years of global management experience, including roles as Chief Executive Officer of Maranti Networks; President and Chief Executive Officer of Egenera; Chief Executive Officer of On Demand Software; and various positions with IBM. Throughout her career, Ms. Miller has contributed to the success of international business enterprises with her innovative approach to sales and marketing. She is a member of the Board of Directors of Sentinel Group Funds, Inc. (SENCX) (since 1995) and Wittenberg University (since 1999), from which she received her bachelor's degree. Ms. Miller's global management experience, sales and marketing ingenuity, strategic thinking, and extensive information technology experience uniquely qualify her to serve as a director of the Company.

Carol B. Moerdyk
Audit Committee Member
Compensation Committee Chair

Ms. Moerdyk has been a director of the Company since 1998. Ms. Moerdyk retired from OfficeMax Incorporated (formerly Boise Cascade Office Products Corporation) in 2007. At OfficeMax, she served as Senior Vice President, International from August 2004 until her retirement. Previously, she held various roles at Boise Cascade Office Products Corporation including Senior Vice President Administration, Senior Vice President North American and Australasian Contract Operations, and Chief Financial Officer. Ms. Moerdyk began her professional career as an assistant professor of finance at the University of Maryland. Ms. Moerdyk serves on the Boards of Directors for American Woodmark Corporation (NASDAQ: AMWD) (since 2005) and Kids Sports Stars/Azimuth Foundation (since 2009). An Audit Committee Financial Expert, Ms. Moerdyk is a Chartered Financial Analyst and holds a bachelor's degree from Western Michigan University and a Ph.D. Candidate's Certificate in finance from the University of Michigan. Ms. Moerdyk's significant financial expertise, developed through her experience as a CFA and Chief Financial Officer, together with her executive leadership and international operations experience, make her a valuable contribution to the Board.

John C. Orr
Compensation Committee Member
Nominating and Governance Committee Member

Mr. Orr has been a director of the Company since 2008. Since 2005, Mr. Orr has been the President, Chief Executive Officer, and a director of Myers Industries, Inc. (NYSE: MYE), an international manufacturer of polymer products for industrial, agricultural, automotive, commercial and consumer markets. Before assuming his current positions, Mr. Orr was President and Chief Operating Officer of Myers Industries and General Manager of Buckhorn Inc., a Myers Industries subsidiary. Mr. Orr's earlier career included 28 years with The Goodyear Tire and Rubber Company, where he gained experience in production and plant management at facilities throughout North America and Australia, eventually holding such positions as Director of Manufacturing in Latin America and Vice President Manufacturing for the entire company worldwide. Mr. Orr holds a B.S. in communications from Ohio University and has additional training from Harvard Business School in business strategy, finance, and operations. Mr. Orr has served on the board of Akron General Medical Center since 2006. Mr. Orr's extensive experience in international manufacturing and plant management is an integral addition to the Board.

Richard I. Reynolds
Libbey Executive Vice President and Chief Financial Officer

Mr. Reynolds has been a director of the Company since 1993. Mr. Reynolds has been Libbey's Executive Vice President and Chief Financial Officer since June 10, 2010. Prior to his current position, Mr. Reynolds was Libbey's Executive Vice President and Chief Operating Officer since 1995. With over forty years at the Company, Mr. Reynolds has held various positions at Libbey, including Vice President and Chief Financial Officer from 1993 to 1995; and Director of Finance and Administration from 1989 to 1993. Mr. Reynolds holds a B.B.A. from the University of Cincinnati. In addition to his work for the company, Mr. Reynolds serves on the boards of several private non-profit organizations. As a result of the breadth and depth of his experience with the Company, Mr. Reynolds provides the Board with a learned perspective on the financial, administrative, and operational aspects of Libbey's business.

Terence P. Stewart

Mr. Stewart has been a director of the Company since 1997. Mr. Stewart is the Managing Partner of Stewart and Stewart, a Washington, D.C.-based law firm specializing in trade and international law issues, where he has been employed since 1976. He has worked with various industries to solve trade matters in the United States and abroad. Mr. Stewart is an adjunct professor at Georgetown University Law Center, from which he received his law degree. He also holds a B.A. from the College of the Holy Cross and an M.B.A. from Harvard University. Both the Ukranian Academy of Foreign Trade and the Russian Academy of Sciences have granted Mr. Stewart Honorary Doctorates. Recently, Mr. Stewart has written extensively on trade relations with the People's Republic of China, including volumes on WTO accession commitments undertaken and progress made in meeting those commitments over time, a review of intellectual property protection within China and steps being taken to address problems in enforcement, and reports on subsidies provided to major sectors of the Chinese economy. Mr. Stewart currently serves on the boards of several private societies and associations and is a former member of the Company's Nominating and Governance Committee. Mr. Stewart possesses particular knowledge and experience in international legal/regulatory and government affairs that strengthen the Board's collective qualifications, skills and experience.

Libbey Inc. Officers

From Left to Right: Timothy Paige, Jonathan Freeman, Susan Kovach, Scott Sellick, Gregory Geswein, Daniel Ibele, John Meier, Roberto Rubio, Richard Reynolds, Kenneth Boerger



Kenneth A. Boerger
Vice President and Treasurer

Mr. Boerger has been Vice President and Treasurer of Libbey since July 1999. From 1994 until assuming his current position, Mr. Boerger was Corporate Controller and Assistant Treasurer. Since joining Libbey in 1984, Mr. Boerger has held various financial and accounting positions. He has been involved in the Company's financial matters since 1980, when he joined Owens-Illinois, Inc., Libbey's former parent company.

Jonathan S. Freeman
Vice President, Global Supply Chain

Mr. Freeman joined Libbey as Vice President, Global Supply Chain on May 7, 2007. From 1985 until joining Libbey, Mr. Freeman was with Delphi Corporation and Packard Electric Systems, a division of General Motors (the former parent of Delphi), serving most recently as Director of Global Logistics. Mr. Freeman has worked in a wide range of operations and supply chain assignments in the United States, Mexico and Europe.

Gregory T. Geswein
Vice President, Strategic Planning and Business Development

Mr. Geswein has served as Vice President, Strategic Planning and Business Development since June 10, 2010. Mr. Geswein joined Libbey as Vice President, Chief Financial Officer on May 23, 2007. Mr. Geswein came to Libbey after serving as Senior Vice President, Chief Financial Officer of Reynolds & Reynolds Company in Dayton, Ohio, from 2005 through April 2007. Before joining Reynolds & Reynolds, Mr. Geswein was Senior Vice President, Chief Financial Officer for Diebold, Inc. from 2000 to August 12, 2005, and Senior Vice President, Chief Financial Officer of Pioneer-Standard Electronics from 1999 to 2000. Mr. Geswein spent 14 years of his early career at Mead Corporation (now MeadWestvaco) in successive financial management positions, including Vice President and Controller, and Treasurer.

Daniel P. Ibele
Vice President, Global Sales and Marketing

Mr. Ibele has served as Libbey's Vice President, Global Sales and Marketing since June 10, 2010. Mr. Ibele served as Vice President, General Sales Manager, North America of Libbey from June 2006 to June 2010. From March 2002 to June 2006, he was Vice President, General Sales Manager of the Company. Previously, Mr. Ibele had been Vice President, Marketing and Specialty Operations since September 1997. Mr. Ibele was Vice President and Director of Marketing at Libbey since 1995. From the time he joined Libbey in 1983 until 1995, Mr. Ibele has held various marketing and sales positions.

Susan A. Kovach
Vice President, General Counsel and Secretary

Ms. Kovach has been Vice President, General Counsel and Secretary of Libbey since July 2004. She joined Libbey in December 2003 as Vice President, Associate General Counsel and Assistant Secretary. Prior to joining Libbey, Ms. Kovach was Of Counsel to Dykema Gossett PLLC from 2001 through November 2003. She served from 1997 to 2001 as Vice President, General Counsel and Corporate Secretary of Omega Healthcare Investors, Inc. (NYSE: OHI). From 1998 to 2000 she held the same position for Omega Worldwide, Inc., a NASDAQ-listed firm providing management services and financing to the aged care industry in the United Kingdom and Australia. Ms. Kovach began her legal career with Dykema Gossett PLLC, in which she was a partner from 1995 through November 1997 and an associate from 1985 to 1995.

John F. Meier
Chairman of the Board and Chief Executive Officer

Mr. Meier has been Chairman of the Board and Chief Executive Officer since the Company went public in June 1993. From 1990 until the Company's initial public offering, Mr. Meier was General Manager of Libbey and a corporate Vice President of Owens-Illinois, Inc., Libbey's former parent company. Mr. Meier has also served in various marketing positions since he first joined the Company in 1970, including a five-year assignment with Durobor, S.A., Belgium. Mr. Meier is a member of the board of directors of Cooper Tire & Rubber Company (NYSE: CTB) and Applied Industrial Technologies (NYSE: AIT). Mr. Meier has been a director of the Company since 1987.

Timothy T. Paige
Vice President, Administration

Mr. Paige has been Vice President, Administration of Libbey since December 2002. Prior to his current position, Mr. Paige had been Vice President and Director of Human Resources of Libbey since January 1997. From May 1995 to January 1997, Mr. Paige was Libbey's Director of Human Resources. Before joining the Company, Mr. Paige was employed by Frito-Lay, Inc. in human resources management positions.

Richard I. Reynolds
Executive Vice President, Chief Financial Officer

Mr. Reynolds was named Executive Vice President, Chief Financial Officer on June 20, 2010. Prior to his current position, Mr. Reynolds has served as Libbey's Executive Vice President and Chief Operating Officer since 1995. From June 1993 to 1995, Mr. Reynolds was Libbey's Vice President and Chief Financial Officer. Mr. Reynolds was also Director of Finance and Administration from 1989 to 1993. Mr. Reynolds has been with Libbey since 1970 and has been a director of the Company since 1993.

Roberto B. Rubio
Vice President, Global Manufacturing and Engineering

Mr. Rubio has served as Vice President, Global Manufacturing and Engineering since June 10, 2010. Prior to his current assignment, Mr. Rubio served as Vice President, International Operations of Libbey from November 2009 to June 2010. He joined the Company in July 2009 as Vice President, Managing Director, Libbey Mexico. From 1980 until joining Libbey, Mr. Rubio was employed by Vitro S.A.B. de C.V. in numerous positions of increasing scope and responsibility. In 1996, Mr. Rubio was named President of Vitrocrisa, the glass tableware division of Vitro that is now wholly owned by Libbey. In 1999, Mr. Rubio was named President of Vitro's glass container division, and, in 2001, Vitro named Mr. Rubio President of the flat glass division. In 2003, Mr. Rubio assumed operations responsibility for both the glass container and glass tableware divisions, including Vitrocrisa, which, at the time, was a joint venture in which the Company owned 49%. From the completion of Libbey's acquisition of Vitro's interest in the Vitrocrisa joint venture in 2006 (at which time the company was renamed "Crisa") until he joined Libbey in 2009, Mr. Rubio led Crisa while simultaneously carrying out other senior management responsibilities for Vitro. At the time of his retirement from Vitro in June 2009, Mr. Rubio was serving as President of Vitro's flat glass division.

Scott M. Sellick
Vice President, Chief Accounting Officer

Mr. Sellick has served as Vice President, Chief Accounting Officer of Libbey since May 2007. From May 2003 to May 2007, Mr. Sellick served as Vice President, Chief Financial Officer of the Company, and from May 2002 to May 2003, Mr. Sellick was Libbey's Director of Tax and Accounting. Mr. Sellick also served as Libbey's Director of Taxation from August 1997 to May 2002. Before joining Libbey in 1997, Mr. Sellick was Tax Director for Stant Corporation and worked in public accounting for Deloitte & Touche in the audit and tax areas.

Ten-Year Summary of Selected Financial Data

Dollars in thousands, except per-share amounts	**2010** [e]	2009 [b][e][h]	2008 [b][e]	2007	2006 [e][h]	2005 [e]	2004 [e]	2003	2002 [f]	2001
Operating Results:										
Net sales	**$ 799,794**	$ 748,635	$ 810,207	$ 814,160	$ 689,480	$ 568,133	$ 544,767	$ 513,632	$ 433,761	$ 419,594
Gross profit [e]	**$ 168,013**	$ 133,145	$ 109,337	$ 157,669	$ 123,164	$ 86,542	$ 100,462	$ 108,206	$ 107,928	$ 114,424
Gross profit margin	**21.0%**	17.8%	13.5%	19.4%	17.9%	15.2%	18.4%	21.1%	24.9%	27.3%
Selling, general and administrative expenses	**$ 97,390**	$ 94,900	$ 88,451	$ 91,568	$ 87,566	$ 71,535	$ 68,574	$ 68,479	$ 56,631	$ 55,716
Impairment of goodwill and other intangible assets [e]	**$ —**	$ —	$ 11,890	$ —	$ —	$ 9,179	$ —	$ —	$ —	$ —
Income (loss) from operations (IFO) [e]	**$ 68,821**	$ 36,614	$ (5,548)	$ 66,101	$ 19,264	$ (8,917)	$ 23,895	$ 39,727	$ 51,297	$ 58,708
IFO margin	**8.6%**	4.9%	(0.7)%	8.1%	2.8%	(1.6)%	4.4%	7.7%	11.8%	14.0%
Equity earnings (loss) — pretax	**$ —**	$ —	$ —	$ —	$ 1,986	$ (4,100)	$ (1,435)	$ 4,429	$ 6,379	$ 6,384
Other income (expense) [e][f][j]	**$ 58,018**	$ 4,053	$ 1,119	$ 8,778	$ (3,236)	$ 2,567	$ 2,369	$ 3,484	$ (12,740)	$ 3,500
Earnings (loss) before interest and income taxes after non-controlling interest (EBIT) [e][f][i]	**$ 126,839**	$ 40,667	$ (4,429)	$ 74,879	$ 17,948	$ (10,484)	$ 24,829	$ 47,640	$ 44,936	$ 68,592
EBIT margin	**15.9%**	5.4%	(0.5)%	9.2%	2.6%	(1.8)%	4.6%	9.3%	10.4%	16.3%
Interest expense [h]	**$ 45,171**	$ 66,705	$ 69,720	$ 65,888	$ 46,594	$ 15,255	$ 13,049	$ 13,436	$ 8,263	$ 9,360
Income (loss) before income taxes [e][f][h][i]	**$ 81,668**	$ (26,038)	$ (74,149)	$ 8,991	$ (28,580)	$ (25,705)	$ 11,780	$ 34,204	$ 36,673	$ 59,232
Provision (benefit) for income taxes	**$ 11,582**	$ 2,750	$ 6,314	$ 11,298	$ (7,747)	$ (6,384)	$ 3,528	$ 5,131	$ 8,618	$ 19,840
Effective tax rate	**14.2%**	(10.6)%	(8.5)%	125.7%	27.1%	24.8%	30.0%	15.0%	23.5%	33.5%
Net income (loss) [b][e][f][h][i]	**$ 70,086**	$ (28,788)	$ (80,463)	$ (2,307)	$ (20,899)	$ (19,355)	$ 8,252	$ 29,073	$ 28,055	$ 39,392
Net income margin	**8.8%**	(3.8)%	(9.9)%	(0.3)%	(3.0)%	(3.4)%	1.5%	5.7%	6.5%	9.4%
Per-Share Amounts:										
Diluted net income (loss) [b][e][f][h][i]	**$ 3.51**	$ (1.90)	$ (5.48)	$ (0.16)	$ (1.47)	$ (1.39)	$ 0.60	$ 2.11	$ 1.82	$ 2.53
Dividends paid	**$ 0.00**	$ 0.00	$ 0.10	$ 0.10	$ 0.10	$ 0.40	$ 0.40	$ 0.40	$ 0.30	$ 0.30
Other Information:										
EBIT	**$ 126,839**	$ 40,667	$ (4,429)	$ 74,879	$ 17,948	$ (10,484)	$ 24,829	$ 47,640	$ 44,936	$ 68,592
Depreciation & amortization [b]	**$ 41,115**	$ 43,166	$ 44,430	$ 41,572	$ 35,556	$ 32,217	$ 29,505	$ 28,109	$ 19,143	$ 18,843
EBITDA [c][e][f][i]	**$ 167,954**	$ 83,833	$ 40,001	$ 116,451	$ 53,504	$ 21,733	$ 54,334	$ 75,749	$ 64,079	$ 87,435
EBITDA margin	**21.0%**	11.2%	4.9%	14.3%	7.8%	3.8%	10.0%	14.7%	14.8%	20.8%
Adjusted EBITDA [c][i]	**$ 114,958**	$ 90,141	$ 85,238	$ 116,451	$ 74,041	$ 48,969	$ 68,853	$ 75,749	$ 77,713	$ 87,435
Adjusted EBITDA margin	**14.4%**	12.0%	10.5%	14.3%	10.7%	8.6%	12.6%	14.7%	17.9%	20.8%
Employees	**7,005**	6,857	7,306	7,442	7,156	3,563	3,808	3,838	3,837	3,218
Balance Sheet Data:										
Total assets	**$ 818,971**	$ 791,514	$ 818,407	$ 897,970	$ 876,976	$ 595,784	$ 578,204	$ 551,116	$ 524,527	$ 468,082
Total liabilities	**$ 807,705**	$ 858,421	$ 876,296	$ 804,855	$ 789,126	$ 476,179	$ 434,641	$ 411,259	$ 384,309	$ 302,717
Working capital [a]	**$ 181,152**	$ 170,900	$ 210,033	$ 215,320	$ 201,215	$ 162,426	$ 160,265	$ 150,999	$ 133,301	$ 114,421
% of net sales [g]	**22.6%**	22.8%	25.9%	26.4%	29.2%	28.6%	29.4%	29.4%	30.7%	27.3%
Total borrowings – net	**$ 447,125**	$ 515,239	$ 550,257	$ 496,634	$ 491,232	$ 261,679	$ 225,372	$ 230,933	$ 191,178	$ 148,032
Cash Flow Data:										
Net cash provided by (used in) operating activities	**$ 47,699**	$ 102,148	$ (1,040)	$ 51,457	$ 54,858	$ 38,113	$ 42,750	$ 29,210	$ 55,001	$ 52,930
Capital expenditures	**$ 28,247**	$ 17,005	$ 45,717	$ 43,121	$ 73,598	$ 44,270	$ 40,482	$ 25,718	$ 17,535	$ 36,863
Acquisitions and related costs	**$ —**	$ —	$ —	$ —	$ 78,434	$ 28,948	$ —	$ —	$ 62,046	$ —
Proceeds from asset sales and other	**$ —**	$ 265	$ 117	$ 8,213	$ —	$ 212	$ 16,623	$ 897	$ 3,523	$ (1,563)
Dividends received from equity investments	**$ —**	$ —	$ —	$ —	$ —	$ —	$ 980	$ 4,900	$ 4,659	$ 4,918
Payment of interest on New PIK Notes	**$ 29,400**	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Free cash flow [d]	**$ 48,852**	$ 85,408	$ (46,640)	$ 16,549	$ (97,174)	$ (34,893)	$ 19,871	$ 9,289	$ (16,398)	$ 19,422
Shares repurchased	**$ —**	$ —	$ —	$ —	$ —	$ —	$ —	$ 38,918	$ 26,837	$ 1,229
Dividends paid	**$ —**	$ —	$ 1,466	$ 1,446	$ 1,417	$ 5,536	$ 5,481	$ 5,506	$ 4,574	$ 4,588

(a) Defined as net accounts receivable plus net inventory less accounts payable.

(b) Includes $705 and $261 in 2009 and 2008, respectively, of depreciation expense included in special charges disclosed in note 7 to the Consolidated Financial Statements.

(c) We believe that EBITDA (earnings before interest, taxes, depreciation and amortization) and Adjusted EBITDA (adjusted earnings before interest, taxes, depreciation and amortization), non-GAAP financial measures, are useful metrics for evaluating our financial performance, as they are measures that we use internally to assess performance.

(d) We believe that Free Cash Flow (net cash provided by (used in) operating activities, less capital expenditures and acquisition & related costs, plus proceeds from asset sales and other, plus dividends received from equity investments and payment of interest on New PIK Notes), is a useful metric for evaluating our financial performance, as it is the measure that we use internally to assess performance.

(e) Includes special charges of $5,194, $3,823 and $45,498 in 2010, 2009 and 2008, respectively, and is disclosed in note 7 to the Consolidated Financial Statements. We incurred $18,492 in 2006 for our restructuring of Crisa, our capacity realignment and closure of our City of Industry, California. facility and North American salaried workforce reduction program. We incurred $27,236 in 2005 for our capacity realignment and closure of our City of Industry, California, facility, the North American salaried workforce reduction program and the Syracuse China asset impairment. We incurred $14,519 in 2004 for our capacity realignment and closure of our City of Industry, California, facility.

(f) 2002, includes $13,634 of expenses related to an abandoned acquisition.

(g) The 2006 calculations include Crisa pro forma net sales for 2006.

(h) Interest expense includes a special charge of $2,700 in 2009 as disclosed in note 7 to the Consolidated Financial Statements. Interest expense includes a special charge of $4,906 in 2006 to write off unamortized finance fees related to debt that we refinanced.

(i) Excludes $945 insurance recovery and $1,047 of fees related to a secondary stock offering in 2010, pension settlement charges of $3,190 and $2,045 in 2009 and 2006, respectively, special charges discussed in footnotes (b) and (e) above, a gain on redemption of debt discussed in footnote (j) below and expenses related to an abandoned acquisition discussed in footnote (f) above.

(j) Includes $58,292 for gain on redemption of debt in 2010.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2010

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission File Number 1-12084

LIBBEY INC.

(Exact name of registrant as specified in its charter)

Delaware	**34-1559357**
(State or Other Jurisdiction of Incorporation or Organization)	*(IRS Employer Identification No.)*
300 Madison Avenue, Toledo, Ohio	**43604**
(Address of Principal Executive Offices)	*(Zip Code)*

(419) 325-2100

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $.01 par value	NYSE AMEX

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value (based on the consolidated tape closing price on June 30, 2010) of the voting stock beneficially held by non-affiliates of the registrant was approximately $202,506,432. For the sole purpose of making this calculation, the term "non-affiliate" has been interpreted to exclude directors and executive officers of the registrant. Such interpretation is not intended to be, and should not be construed to be, an admission by the registrant or such directors or executive officers that any such persons are "affiliates" of the registrant, as that term is defined under the Securities Act of 1934.

The number of shares of common stock, $.01 par value, of the registrant outstanding as of February 28, 2011 was 19,728,383.

DOCUMENTS INCORPORATED BY REFERENCE

Certain information required by Items 10, 11, 12, 13 and 14 of Form 10-K is incorporated by reference into Part III hereof from the registrant's Proxy Statement for the Annual Meeting of Shareholders to be held May 19, 2011 ("Proxy Statement").

Certain information required by Part II of this Form 10-K is incorporated by reference from registrant's 2010 Annual Report to Shareholders where indicated.

TABLE OF CONTENTS

This Annual Report on Form 10-K, including "Management's Discussion and Analysis of Financial Condition and Results of Operations," contains forward-looking statements regarding future events and future results that are subject to the safe harbors created under the Securities Act of 1933 and the Securities Exchange Act of 1934. Libbey desires to take advantage of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations, estimates, forecasts and projections, and the beliefs and assumptions of our management. Words such as "expect," "anticipate," "target," "believe," "intend," "may," "planned," "potential," "should," "will," "would," variations of such words, and similar expressions are intended to identify these forward-looking statements. In addition, any statements that refer to projections of our future financial performance, our anticipated growth and trends in our businesses, and other characterizations of future events or circumstances, are forward-looking statements. Readers are cautioned that these forward-looking statements are only predictions and are subject to risks, uncertainties and assumptions that are difficult to predict. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. We undertake no obligation to revise or update any forward-looking statements for any reason.

PART I

ITEM 1. *BUSINESS*

General

Libbey Inc. (Libbey or the Company) is the leading producer of glass tableware products in the Western Hemisphere, in addition to supplying to key markets throughout the world. We have the largest manufacturing, distribution and service network among glass tableware manufacturers in the Western Hemisphere and are one of the largest glass tableware manufacturers in the world. We produce glass tableware in five countries and sell to over 100 countries. We design and market, under our LIBBEY®, Crisa®, Royal Leerdam®, World® Tableware, Syracuse® China and Traex® brand names, an extensive line of high-quality glass tableware, ceramic dinnerware, metal flatware, hollowware and serveware, and plastic items for sale primarily in the foodservice, retail and business-to-business markets. Our global sales force presents our products to the global marketplace in a coordinated fashion. We are the largest glass tableware manufacturer in Latin America through our subsidiary Crisa Libbey Commercial, S. de R.L. de C.V. (Crisa) which goes to market under the Crisa® brand name. Through our subsidiary Libbey Glassware (China), Co., Ltd. (Libbey China) we have a state-of-the-art glass tableware manufacturing facility in China that has been operational since the first quarter of 2007. Through our subsidiary B.V. Koninklijke Nederlandsche Glasfabriek Leerdam (Royal Leerdam), we manufacture high-quality glass stemware under the Royal Leerdam® brand name. Through our subsidiary Crisal-Cristalaria Automática S.A. (Crisal), we manufacture glass tableware in Portugal for our worldwide customer base. We import and market ceramic dinnerware under the Syracuse® China brand name through our subsidiary Syracuse China Company (Syracuse China). Through our World Tableware Inc. (World Tableware) subsidiary, we import metal flatware, hollowware, serveware and ceramic dinnerware for resale. We design, manufacture and distribute an extensive line of plastic items for the foodservice industry under the Traex® brand name through our subsidiary Traex Company (Traex). See note 17 to the Consolidated Financial Statements for segment information.

Libbey was incorporated in Delaware in 1987, but traces its roots back to The W. L. Libbey & Son Company, an Ohio corporation formed in 1888, when it began operations in Toledo, Ohio.

Our website can be found at www.libbey.com. We make available, free of charge, at this website all of our reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, including our annual report on Form 10-K, our quarterly reports on Form 10-Q and our current reports on Form 8-K, as well as amendments to those reports. These reports are made available on our website as soon as reasonably practicable after their filing with, or furnishing to, the Securities and Exchange Commission and can also be found at www.sec.gov.

Our shares are traded on the NYSE Amex exchange under the ticker symbol LBY.

Growth Strategy

Our strategic vision is to be the premier provider of glass tableware and related products worldwide. We seek to continue to increase our share of our core North American market in the foodservice, retail and business-to-business channels through our diverse product offering by leveraging our brands and leading market positions in the foodservice and retail channels, superior product development capabilities, consistently high customer service levels and broad distribution network. In International markets, we seek to increase our presence in all trade areas of the European glass tableware market; foodservice, retail and business-to-business, with specific emphasis on a broadened reach in the business-to-business sector. We also believe that we have significant opportunities for continued growth in China and throughout the Pacific Rim due to our state of the art manufacturing facility in China as well as our growing sales force and distribution network.

In addition to our focus on top-line growth, the concurrent improvement in profitability and cash flow generation is a key element of our strategy. To this end, we continue to focus on a number of initiatives aimed at creating additional operating efficiencies, including eliminating waste, reducing working capital and instilling a culture of continuous improvement in all aspects of our operations. We also believe that by leveraging all of our production capabilities, particularly in low-cost countries such as Mexico, China and Portugal, our business can achieve greater profitability and generate increased cash flow through our ability to sell our products at price points that enable us to compete more profitably.

We expect that the period of 2011 through 2012 will continue to present a fragile and challenged world marketplace, and, as a result, recovery will be modest at best. Accordingly, Libbey will maintain its focus during that time on strengthening our balance sheet, with an eye to refinancing in the latter part of 2012 with the goal of lowering our interest expense and extending the maturities.

We view the period from 2013 through 2015 as presenting increased opportunity for growth, and we expect various expansion opportunities in some key global markets. We expect that, by strengthening our balance sheet and refinancing our debt before then, we will be positioned to avail ourselves of some of those strategic opportunities when they arise.

Products

Our tableware products consist of glass tableware (including casual glass beverageware), ceramic dinnerware, metal flatware, hollowware and serveware and plastic items. Our glass tableware includes tumblers, stemware (including wine glasses), mugs, bowls, ashtrays, bud vases, salt and pepper shakers, shot glasses, canisters, candleholders and various other items. Royal Leerdam produces high-quality stemware. Crisal produces glass tableware, mainly tumblers, stemware and glassware accessories. Crisa's glass tableware product assortment includes the product types produced by Libbey, as well as glass bakeware and handmade glass tableware. In addition, Crisa's products include blender jars, washing machine windows and other glass products sold principally to original equipment manufacturers (OEMs). Through our Syracuse China and World Tableware subsidiaries, we offer a wide range of ceramic dinnerware products. These include plates, bowls, platters, cups, saucers and other tableware accessories. Our World Tableware subsidiary provides an extensive selection of metal flatware, including knives, forks, spoons and serving utensils. In addition, World Tableware sells metal hollowware, including serving trays, chafing dishes, pitchers and other metal tableware accessories, as well as an extensive line of dinnerware. Through our Traex subsidiary, we produce and sell a wide range of plastic products, including tabletop warewashing and storage racks, trays, dispensers and organizers, to the foodservice industry. Our global sales force presents all of our products to the global marketplace in a coordinated fashion.

We also have an agreement to be the exclusive distributor of Luigi Bormioli glassware in the United States, Canada and Mexico to foodservice users. Luigi Bormioli, based in Italy, is a highly regarded supplier of high-end glassware used in many of the finest eating and drinking establishments.

Customers

The customers for our tableware products include approximately 500 foodservice distributors in the United States and Canada. In the retail channel, we sell to mass merchants, department stores, retail distributors, national retail chains and specialty housewares stores. In addition, our business-to-business channel primarily includes customers that use glass containers for candle and floral applications, gourmet food packaging companies, and various OEM applications. In Mexico, we sell to retail mass merchants and wholesale distributors, as well as candle and food packers, and various OEM users of custom molded glass. In Europe, we market glassware to retailers, distributors and decorators that service the retail, foodservice and highly developed business-to-business channel, which includes large breweries and distilleries, for which products are decorated with company logos for promotional and resale purposes. We also have other customers who use our products for promotional or other private uses. In China, we sell to distributors and wholesalers. No single customer accounts for 10 percent or more of our sales, although the loss of any of our major customers could have a meaningful effect on us.

Sales, Marketing and Distribution

In 2010, approximately 75 percent of our sales were to customers located in North America, and approximately 25 percent of our sales were to customers located outside of North America. We sell our products to over 100 countries around the world, competing in the tableware markets of Latin America, Asia and Europe, as well as North America.

We have our own sales staff of professionals who call on customers and distributors. In addition, we retain the services of manufacturing representative organizations to assist in selling our products in select countries.

We also have marketing staff located at our corporate headquarters in Toledo, Ohio, as well as in Mexico, Portugal, the Netherlands and China. They engage in developing strategies relating to product development, pricing, distribution, advertising and sales promotion.

We operate distribution centers located at or near each of our manufacturing facilities (see "Properties" section). In addition, we operate distribution centers for our products produced in Mexico in Laredo, Texas, and for our Syracuse® China, World® Tableware and Traex® products in West Chicago, Illinois. The glass tableware manufacturing and distribution centers are strategically located to enable us to supply significant quantities of our product to virtually all of our customers on a timely and cost effective basis.

The majority of our sales are in the foodservice, retail and business-to-business channels, which are further detailed below.

Foodservice

We have, according to our estimates, the leading market share in glass tableware sales in the U.S. and Canadian foodservice channel. Our Syracuse® China, World® Tableware and Traex® brands are long-established brands of high-quality ceramic dinnerware, metal flatware, hollowware and serveware, and plastic items, respectively. We are among the leading suppliers of these product categories to foodservice end users. Our glass tableware manufacturing facility in China has experienced significant growth in this market channel as it supplies products to key markets worldwide. A significant majority of our tableware sales to foodservice end users are made through a network of foodservice distributors. The distributors in turn sell to a wide variety of foodservice establishments, including national and regional hotel chains, national and regional restaurant chains, independently owned bars and restaurants and casinos.

Retail

Our primary customers in the retail channel include national and international mass merchants. In recent years, we have increased our retail sales by increasing our sales to specialty housewares stores and value-oriented retailers. In 2011, we were recognized by the Retail Tracking Services of NPD Group for increasing our overall U.S. market share in the casual glass beverageware market in 2010 to approximately 47 percent from approximately 42 percent in 2009. Royal Leerdam and Crisa sell to similar retail customers in Europe and Mexico, while Crisal is increasingly positioned with retailers on the Iberian Peninsula. With this retail representation, we are positioned to successfully introduce profitable new products. We also operate outlet stores located at or near the majority of our manufacturing locations. In addition, we sell selected items in the United States on the internet at www.libbey.com.

Business-to-Business

Royal Leerdam and Crisal supply glassware to the business-to-business channel of distribution in Europe. Customers in this channel include marketers who decorate our glassware with company logos and resell these products to large breweries and distilleries, which redistribute the glassware for promotional purposes and resale. Our business-to-business channel in North America includes candle and floral applications, blender jars and washing machine windows. The craft industries and gourmet food-packing companies are also business-to-business consumers of glassware.

Seasonality

Primarily due to the impact of consumer buying patterns and production activity, our sales and operating income, excluding special items, tends to be stronger in the second half and weaker in the first half of each year. In addition, our cash flow from operating activities tends to be stronger in the second half of the year and weaker in the first half of the year due to these seasonal working capital trends. In particular, our inventory levels typically reach their highest levels in the third quarter of the year, and decrease in the following quarter due to seasonally higher sales that typically peak in the fourth quarter of the year. In addition, our receivables typically peak during the third and early fourth quarters and begin to decrease by the end of the year as cash collections continue through the end of December, but limited shipments occur during the final week of the year. Our payables normally peak during the third and fourth quarters of the year as a result of our increased production levels going into those quarters, but are not significant enough to provide relief for total working capital needs caused by increased investment in inventories. Accordingly, our overall investment in working capital will normally reach higher levels through the summer months as we build inventory during slower sales periods in order to allow for optimum customer service and timely delivery during the higher sales periods in the second half of the year, when sales typically exceed short-term production capabilities. Although little information with respect to our competitors is publicly available, we believe that our experience with working capital is generally consistent with the experience for the industry as a whole.

Backlog

As of December 31, 2010, our backlog was approximately $62.8 million, compared to approximately $54.9 million at December 31, 2009. The increase was caused by increased demand by our customers, as orders have reached more traditional levels due to the continuing economic recovery. Backlog includes orders confirmed with a purchase order for products scheduled to be shipped to customers in a future period. Because orders may be changed and/or cancelled, we do not believe that our backlog is necessarily indicative of actual sales for any future period.

Manufacturing and Sourcing

In North America, we currently own and operate three glass tableware manufacturing plants - two in the United States (one in Toledo, Ohio and one in Shreveport, Louisiana) and one in Monterrey, Mexico. We also own and operate one facility in Dane, Wisconsin that produces plastic products for the foodservice industry. In Europe, we own and operate two glass tableware manufacturing plants — one in Leerdam, the Netherlands, and the other in Marinha Grande, Portugal. In Asia, we own and operate a glass tableware production facility in Langfang, China.

The manufacture of our tableware products involves the use of automated processes and technologies. We design much of our glass tableware production machinery, and we continuously refine it to incorporate technological advances to create a competitive advantage. We believe that our production machinery and equipment continues to be adequate for our needs in the foreseeable future, but we continue to invest in ways to further improve our product offering and production efficiencies and reduce our cost profile.

Our glass tableware products generally are produced using one of two manufacturing methods or, in the case of certain stemware, a combination of such methods. Most of our tumblers, stemware and other glass tableware products are produced by forming molten glass in molds with the use of compressed air. These products are known as "blown" glass products. Our other glass tableware products and the stems of certain stemware are "pressware" products, which are produced by pressing molten glass into the desired product shape.

Ceramic dinnerware is imported primarily from Asia. We source metal flatware and metal hollowware through our World Tableware subsidiary, primarily from Asia. Plastic products are also produced through the injection molding of raw materials into the desired shape and are manufactured at our Dane, Wisconsin production facility or imported primarily from Asia.

To assist in the manufacturing process, we employ a team of engineers whose responsibilities include efforts to improve and upgrade our manufacturing facilities, equipment and processes. In addition, they provide engineering required to manufacture new products and implement the large number of innovative changes continuously being made to our product designs, sizes and shapes. See "Research and Development" below for additional information.

Materials

Our primary materials are sand, lime, soda ash, corrugated packaging, resins and colorants. Historically, these materials have been available in adequate supply from multiple sources. However, there may be temporary shortages of certain materials due to weather or other factors, including disruptions in supply caused by material transportation or production delays. Such shortages have not previously had, and are not expected in the future to have, a material adverse effect on our operations. Natural gas is the primary source of energy in most of our production processes, and periodic variability in the price for natural gas has had and could continue to have an impact on our profitability. Historically, we have used natural gas hedging contracts for a portion of our expected purchases to partially mitigate this impact. In addition, resins are a primary source of materials for our Traex operation, and historically the price for resins has fluctuated, directly impacting our profitability. We also experience fluctuations in the cost to deliver materials to our facilities, and such changes may affect our earnings and cash flow.

Research and Development

Our core competencies include our engineering excellence and world-class manufacturing techniques. Our focus is to increase the quality of our products and enhance the profitability of our business through research and development. We will continue to invest in strategic research and development projects that will further enhance our ability to compete in our core business.

We employ a team of engineers, in addition to external consultants, to conduct research and development. Our expenditures on research and development activities related to new and/or improved products and processes were $2.6 million in 2010, $2.0 million in 2009 and $1.7 million in 2008. These costs were expensed as incurred.

Patents, Trademarks and Licenses

Based upon market research and surveys, we believe that our trade names and trademarks, as well as our product shapes and styles, enjoy a high degree of consumer recognition and are valuable assets. We believe that the Libbey®, Syracuse® China, World® Tableware, Crisa®, Royal Leerdam®, Crisal Glass® and Traex® trade names and trademarks are material to our business.

We have rights under a number of patents that relate to a variety of products and processes. However, we do not consider that any patent or group of patents relating to a particular product or process is of material importance to our business as a whole.

Competitors

Our business is highly competitive, with the principal competitive factors being customer service, price, product quality, new product development, brand name, delivery time and breadth of product offerings.

Competitors in glass tableware include, among others:

- Arc International (a French company), which manufactures and distributes glass tableware to retail, foodservice and business-to-business customers worldwide;
- Paşabahçe (a unit of Şişecam, a Turkish company), which manufactures glass tableware at various sites throughout the world and sells to retail, foodservice and business-to-business customers worldwide;

- Anchor Hocking Company (a U.S. company), which manufactures and distributes glass beverageware, industrial products and bakeware primarily to retail, industrial and foodservice channels in the U.S. and Canada;
- Bormioli Rocco Group (an Italian company), which manufactures glass tableware in Europe, where the majority of its sales are to retail and foodservice customers;
- various manufacturers in China; and
- various sourcing companies.

Other materials such as plastics also compete with glassware.

Competitors in U.S. ceramic dinnerware include, among others:

- Homer Laughlin;
- Oneida Ltd.;
- Steelite; and
- various sourcing companies.

Competitors in metalware include:

- Oneida Ltd.;
- Walco, Inc.; and
- various sourcing companies.

Competitors in plastic products are, among others:

- Cambro Manufacturing Company;
- Carlisle Companies Incorporated; and
- various sourcing companies.

Environmental Matters

Our operations, in common with those of industry generally, are subject to numerous existing laws and governmental regulations designed to protect the environment, particularly regarding plant wastes and emissions and solid waste disposal and remediation of contaminated sites. We believe that we are in material compliance with applicable federal, state and local environmental laws, and we are not aware of any regulatory initiatives that we expect will have a material effect on our products or operations. See "Risk Factors — We are subject to various environmental legal requirements and may be subject to new legal requirements in the future; these requirements could have a material adverse effect on our operations."

We have shipped, and we continue to ship, waste materials for off-site disposal. However, we are not named as a potentially responsible party with respect to any waste disposal site matters pending prior to June 24, 1993, the date of Libbey's initial public offering and separation from Owens-Illinois, Inc. (Owens-Illinois). Owens-Illinois has been named as a potentially responsible party or other participant in connection with certain waste disposal sites to which we also may have shipped wastes prior to June 24, 1993. We may bear some responsibility in connection with those shipments. Pursuant to an indemnification agreement between Owens-Illinois and Libbey, Owens-Illinois has agreed to defend and hold us harmless against any costs or liabilities we may incur in connection with any such matters identified and pending as of June 24, 1993, and to indemnify us for any liability that results from these matters in excess of $3 million. We believe that if it is necessary to draw upon this indemnification, collection is probable.

Pursuant to the indemnification agreement referred to above, Owens-Illinois is defending us with respect to the King Road landfill. In January 1999, the Board of Commissioners of Lucas County, Ohio instituted a lawsuit against Owens-Illinois, Libbey and numerous other defendants in the U.S. District Court for the Northern District of Ohio to recover costs incurred to address contamination from the King Road landfill formerly operated by the County. The Board of Commissioners dismissed the lawsuit without prejudice in October 2000. In view of the uncertainty as to any re-filing of the suit, the remedy, and the number of potentially responsible parties and potential defenses, we are unable to quantify our exposure with respect to the King Road landfill.

On October 10, 1995, Syracuse China Company, our wholly-owned subsidiary, acquired from The Pfaltzgraff Co. and certain of its subsidiary corporations, the assets operated by them as Syracuse China. The Pfaltzgraff Co. and the New York State Department of Environmental Conservation, which we refer to as the DEC, entered into an Order on Consent effective November 1, 1994 that required Pfaltzgraff to develop a remedial action plan for and to remediate a landfill, as well as wastewater sludge ponds and adjacent wetlands located on property that Syracuse China Company purchased. Although Syracuse China was not a party to the Order on Consent, as part of the Asset Purchase Agreement with The Pfaltzgraff Co., which we refer to as the APA, Syracuse China agreed to share a part of the remediation and related expense up to the lesser of 50 percent of such costs or $1.35 million. The approved remedy has been implemented and Syracuse China's payment obligation under the APA has been satisfied.

In addition, Syracuse China has been named as a potentially responsible party by reason of its potential ownership of certain property that adjoins its plant and that has been designated a sub-site of the Onondaga Lake Superfund Site. We believe that any contamination of the sub-site was caused by and will be remediated by owners of this site at no cost to Syracuse China. We believe that, even if Syracuse China were deemed to be responsible for any expense in connection with the contamination of the sub-site, it is likely that a portion of the expense would be paid by Pfaltzgraff pursuant to the APA.

By letter dated October 31, 2008, the DEC and U.S. Environmental Protection Agency, which we refer to as the EPA, made a demand upon Syracuse China and several other companies for recovery of approximately $12.5 million of direct and indirect costs allegedly expended by the DEC and EPA in connection with the clean-up of the Onondaga Lake Superfund Site. By letter dated October 30, 2009, the EPA notified Syracuse China and several other companies that they are potentially responsible parties in connection with the Lower Ley Creek sub-site of the Onondaga Lake Superfund Site. At this time it is not certain that there is a nexus between Syracuse China and the Superfund Site. Under the APA, we and The Pfaltzgraff Co. will share any costs for off-premise liability of this kind up to an aggregate of $7.5 million. We have no reason to believe that the indemnification would not be honored if it were to become necessary for us to draw upon that indemnification.

We regularly review the facts and circumstances of the various environmental matters affecting us, including those covered by indemnification. Although not free of uncertainties, we do not expect, based upon the number of parties involved at the sites and the estimated cost of undisputed work necessary for remediation based upon known technology and the experience of others, to incur material loss for new matters in the future. There can be no assurance, however, that indemnification agreements will be performed or our future expenditures for environmental matters will not have a material adverse effect on our financial position or results of operations.

In addition, occasionally the federal government and various state authorities have investigated possible health issues that may arise from the use of lead or other ingredients in enamels such as those used by us on the exterior surface of our decorated products. In that connection, Libbey Glass Inc. and numerous other glass tableware manufacturers, distributors and importers entered into a consent judgment on August 31, 2004 in connection with an action, Leeman v. Arc International North America, Inc. et al, Case No. CGC-003-418025 (Superior Court of California, San Francisco County) brought under California's so-called "Proposition 65." Proposition 65 requires businesses with ten or more employees to give a "clear and reasonable warning" prior to exposing any person to a detectable amount of a chemical listed by the state as covered by this statute. Lead is one of the chemicals covered by that statute. Pursuant to the consent judgment, Libbey Glass Inc. and the other defendants (including Anchor Hocking and Arc International North America, Inc.) agreed, over a period of time, to reformulate the enamels used to decorate the external surface of certain glass tableware items to reduce the lead content of those enamels. We have complied with this requirement.

Although we have modified and continue to modify our manufacturing processes and technologies in an effort to reduce our emissions and increase energy efficiency, capital expenditures for property, plant and equipment for environmental control activities were not material during 2010 or 2009 and are not expected to increase significantly in 2011.

Employees

Our employees are vital to achieving our vision to be "the premier provider of tabletop glassware and related products worldwide" and our mission "to create value by delivering quality products, great service and strong financial results through the power of our people worldwide." We strive to achieve our vision and mission through our values of customer focus, performance, continuous improvement, teamwork, respect and development.

We employed 7,005 persons at December 31, 2010. Approximately 66 percent of our employees are employed outside the U.S., and the majority of our employees are paid hourly and covered by collective bargaining agreements. Royal Leerdam's collective bargaining agreement with its unionized employees expires on July 1, 2011. The agreement with our unionized employees in Shreveport, Louisiana expires on December 15, 2011. Agreements with our unionized employees in Toledo, Ohio expire on September 30, 2013. Crisa's collective bargaining agreements with its unionized employees have no expiration, but wages are reviewed annually and benefits are reviewed every two years. Crisal does not have a written collective bargaining agreement with its unionized employees but does have an oral agreement that is revisited annually.

EXECUTIVE OFFICERS OF THE REGISTRANT

Our executive officers have a wealth of business knowledge, experience and commitment to Libbey. In 2011, each of Mr. Meier, Chairman of the Board and Chief Executive Officer, and Mr. Reynolds, Executive Vice President and Chief Financial Officer, will celebrate 41 years of service with Libbey. In addition, the average years of industry experience of all of our executive officers is 22 years.

Name and Title	Professional Background
John F. Meier Chairman and Chief Executive Officer	Mr. Meier, 63 has been Chairman of the Board and Chief Executive Officer of Libbey Inc. since the Company went public in June 1993. Since joining the Company in 1970, Mr. Meier has served in various marketing positions, including a five-year assignment with Durobor, S.A., Belgium. In 1990, Mr. Meier was named General Manager of Libbey and a corporate Vice President of Owens-Illinois, Inc., Libbey's former parent company. Mr. Meier is a member of the Board of Directors of Cooper Tire & Rubber Company (NYSE: CTB) and Applied Industrial Technologies (NYSE: AIT). Mr. Meier has been a director of the Company since 1987. Mr. Meier recently announced his plans to retire by the end of 2011.
Richard I. Reynolds Executive Vice President and Chief Financial Officer	Mr. Reynolds, 64, has served as Libbey's Executive Vice President and Chief Financial Officer since June, 2010. Mr. Reynolds also served as Vice President and Chief Financial Office from June 1993 to 1995. In addition, Mr. Reynolds was Libbey's Executive Vice President and Chief Operating Officer from 1995 to June, 2010. From 1989 to June 1993, Mr. Reynolds was Director of Finance and Administration. Mr. Reynolds has been with Libbey since 1970 and has been a director of the Company since 1993.
Gregory T. Geswein Vice President, Strategic Planning and Business Development	Mr. Geswein, 56, has served as Libbey's Vice President, Strategic Planning and Business Development since June, 2010. Mr. Geswein served as Libbey's Vice President, Chief Financial Officer from May 23, 2007, when he joined Libbey until June, 2010. Prior to joining Libbey, Mr. Geswein was Senior Vice President, Chief Financial Officer of Reynolds & Reynolds Company in Dayton, Ohio, from 2005 through April 2007. Before joining Reynolds & Reynolds, Mr. Geswein was Senior Vice President, Chief Financial Officer for Diebold, Inc. from 2000 to August 12, 2005 and Senior Vice President, Chief Financial Officer of Pioneer-Standard Electronics Inc. from 1999 to 2000. Prior to joining Pioneer-

Name and Title	Professional Background
	Standard Electronics, Mr. Geswein spent 14 years at Mead Corporation (now MeadWestvaco) in successive financial management positions, including Vice President and Controller, and Treasurer. On June 2, 2010, the Securities and Exchange Commission filed a civil complaint against Mr. Geswein and certain other individuals previously or currently employed by Diebold, Inc. The allegations contained in the civil complaint relate to Mr. Geswein's prior employment as Chief Financial Officer of Diebold, Inc. None of the allegations involves Libbey or Libbey Inc.
Kenneth A. Boerger Vice President and Treasurer	Mr. Boerger, 52, has been Vice President and Treasurer of Libbey Inc. since July 1999. From 1994 to July 1999, Mr. Boerger was Corporate Controller and Assistant Treasurer. Since joining the Company in 1984, Mr. Boerger has held various financial and accounting positions. He has been involved in the Company's financial matters since 1980, when he joined Owens-Illinois, Inc., Libbey's former parent company.
Jonathan S. Freeman Vice President, Global Supply Chain	Mr. Freeman, 49, joined Libbey Inc. as Vice President, Global Supply Chain on May 7, 2007. Prior to joining Libbey, Mr. Freeman was with Delphi Corporation and Packard Electric Systems, a division of General Motors (the former parent of Delphi), since 1985, serving most recently as Director of Global Logistics. Mr. Freeman has worked in a wide range of operations and supply chain assignments in the United States, Mexico and Europe.
Daniel P. Ibele Vice President, Global Sales and Marketing	Mr. Ibele, 50, has served as Libbey Inc.'s Vice President, Global Sales and Marketing since June, 2010. Mr. Ibele was Vice President, General Sales Manager, North America from June 2006 to June 2010. From March 2002 to June 2006 he was Vice President, General Sales Manager of the Company. Previously, Mr. Ibele had been Vice President, Marketing and Specialty Operations since September 1997. Mr. Ibele was Vice President and Director of Marketing at Libbey from 1995 to September 1997. From the time he joined Libbey in 1983 until 1995, Mr. Ibele held various marketing and sales positions.
Susan A. Kovach Vice President, General Counsel and Secretary	Ms. Kovach, 51, has been Vice President, General Counsel and Secretary of Libbey Inc. since July 2004. She joined Libbey in December 2003 as Vice President, Associate General Counsel and Assistant Secretary. Prior to joining Libbey, Ms. Kovach was Of Counsel to Dykema Gossett PLLC from 2001 through November 2003. She served from 1997 to 2001 as Vice President, General Counsel and Corporate Secretary of Omega Healthcare Investors, Inc. (NYSE: OHI). From 1998 to 2000 she held the same position for Omega Worldwide, Inc., a NASDAQ-listed firm providing management services and financing to the aged care industry in the United Kingdom and Australia. Prior to joining Omega Healthcare Investors, Inc., Ms. Kovach was a partner in Dykema Gossett PLLC from 1995 through November 1997 and an associate in Dykema Gossett PLLC from 1985 to 1995.

Name and Title	Professional Background
Timothy T. Paige Vice President, Administration	Mr. Paige, 53, has been Vice President-Administration of Libbey Inc. since December 2002. From January 1997 until December 2002, Mr. Paige was Vice President and Director of Human Resources of the Company. From May 1995 to January 1997, Mr. Paige was Director of Human Resources of the Company. Prior to joining the Company, Mr. Paige was employed by Frito-Lay, Inc. in human resources management positions.
Scott M. Sellick Vice President and Chief Accounting Officer	Mr. Sellick, 48, has served as Vice President, Chief Accounting Officer of Libbey Inc. since May 2007. From May 2003 to May 2007, Mr. Sellick served as Vice President, Chief Financial Officer of the Company, and from May 2002 to May 2003, Mr. Sellick was Libbey's Director of Tax and Accounting. From August 1997 to May 2002, he served as Director of Taxation. Before joining the Company in August 1997, Mr. Sellick was Tax Director for Stant Corporation and worked in public accounting for Deloitte & Touche in the audit and tax areas.
Roberto B. Rubio Vice President, Global Manufacturing and Engineering	Mr. Rubio, 55, has served as Vice President, Global Manufacturing and Engineering since June 2010. Mr. Rubio was Vice President, General Manager, International Operations of Libbey Inc. from November 2009 until June 2010. He joined the Company in July 2009 as Vice President, Managing Director, Libbey Mexico. Prior to joining Libbey, Mr. Rubio was employed by Vitro S.A.B. de C.V., which he joined in 1980. While employed by Vitro, Mr. Rubio progressed through numerous positions of increasing scope and responsibility. In 1996, Mr. Rubio was named President of Vitrocrisa, the glass tableware division of Vitro that is now wholly owned by Libbey. In 1999, Mr. Rubio was named President of the glass container division of Vitro, and in 2001 Mr. Rubio was named President of Vitro's flat glass division. In 2003, Mr. Rubio assumed operations responsibility for both the glass container division and the glass tableware division, including Vitrocrisa. From the time of Libbey's acquisition in 2006 of the remaining 51 percent interest in Vitrocrisa (which Libbey renamed Crisa) that it did not previously own until July 2009, Mr. Rubio led Crisa, while at the same time carrying out other senior management responsibilities for Vitro. At the time of his retirement from Vitro in June 2009, Mr. Rubio was serving as President of Vitro's flat glass division.

ITEM 1A. *RISK FACTORS*

The following factors are the most significant factors that can impact year-to-year comparisons and may affect the future performance of our businesses. New risks may emerge, and management cannot predict those risks or estimate the extent to which they may affect our financial performance.

Slowdowns in the retail, travel, restaurant and bar or entertainment industries, such as those caused by general economic downturns, terrorism or political or social unrest, health concerns or strikes or bankruptcies within those industries, could reduce our revenues and production activity levels.

Our business is affected by the health of the retail, travel, restaurant and bar or entertainment industries. Expenditures in these industries are sensitive to business and personal discretionary spending levels and may decline during general economic downturns. Additionally, travel is sensitive to safety concerns, and thus may decline after incidents of terrorism, during periods of geopolitical conflict in which travelers become concerned about safety issues, or when travel might involve health-related risks. For example, demand for our products in the foodservice industry, which is critical to our success, was significantly impacted by the global economic recession beginning in the third quarter of 2008. Similarly, the increase in violent crime caused by infighting among, and the Mexican government's crackdown on, drug cartels in Mexico may impact the health of the restaurant and bar and tourism industries in Mexico.

Ongoing volatility in financial markets and the weak national and global economic conditions could materially and adversely impact our operations, financial results and/or liquidity, including as follows:

- the financial stability of our customers or suppliers may be compromised, which could result in additional bad debts for us or non-performance by suppliers;
- it may become more costly or difficult to obtain financing or refinance our debt in the future;
- the value of our assets held in pension plans may decline; and/or
- our assets may be impaired or subject to write-down or write-off.

Uncertainty about current global economic conditions may cause consumers of our products to postpone spending in response to tighter credit, negative financial news and/or declines in income or asset values. This could have a material adverse impact on the demand for our products and on our financial condition and operating results. A further deterioration in economic conditions would likely exacerbate these adverse effects and could result in a wide-ranging and prolonged impact on general business conditions, thereby negatively impacting our operations, financial results and/or liquidity.

Our high level of debt, as well as incurrence of additional debt, may limit our operating flexibility, which could adversely affect our results of operations and financial condition.

We have a high degree of financial leverage. As of December 31, 2010, we had $450.2 million aggregate principal amount of debt outstanding. Of that amount:

- approximately $400.0 million consisted of the Senior Secured Notes, which were secured by a first-priority lien on substantially all of the owned real property, equipment and fixtures in the United States of Libbey Glass and its domestic subsidiaries, subject to certain exceptions and permitted liens and a second-priority lien on substantially all of the existing and future real and personal property (including without limitation tangible and intangible assets) of Libbey Glass and its domestic subsidiaries (other than certain real property and equipment located in the United States and certain general intangibles, instruments, books and records and supporting obligations related to such real property and equipment, and certain proceeds of the foregoing);
- we had no debt outstanding under our amended and restated ABL Facility, which was secured by a first-priority lien on certain inventories and receivables, although we had $10.4 million of letters of credit issued under that facility;
- RMB 250 million (approximately $37.9 million at December 31, 2010) consisted of a loan made by China Construction Bank Corporation Langfang Economic Development Area Sub-branch, which we refer to as CCB. We used the proceeds of this loan to finance the construction of our manufacturing facility in China that began operations in early 2007;
- €8.3 million (approximately $10.9 million at December 31, 2010) consisted of a loan made by Banco Espirito Santo, S.A., which we refer to as the BES Euro Line, to finance operational improvements associated with our Portuguese operations; and
- approximately $1.3 million consisted of amounts we owed under a promissory note related to the purchase of our Laredo, Texas warehouse.

Although neither our amended and restated ABL Facility nor the indenture governing our Senior Secured Notes contains financial covenants, they do contain other covenants that limit our operational and financial flexibility, such as by limiting the additional indebtedness that we may incur, limiting certain business activities, investments and payments, and limiting our ability to dispose of certain assets. These covenants may limit our ability to engage in activities that may be in our long-term best interests. Our failure to comply with those covenants could result in an event of default that, if not cured or waived, could result in the acceleration of all of our debt.

We are permitted, subject to limitations contained in the agreements relating to our existing debt, to incur additional debt in the future. Our high degree of leverage, as well as the incurrence of additional debt, could have important consequences for our business, such as:

- making it more difficult for us to satisfy our financial obligations;
- limiting our ability to make capital investments in order to expand our business;
- limiting our ability to obtain additional debt or equity financing for working capital, capital expenditures, product development, debt service requirements, acquisitions or other purposes;
- limiting our ability to invest operating cash flow in our business and future business opportunities, because we use a substantial portion of these funds to service debt and because our covenants restrict the amount of our investments;
- limiting our ability to withstand business and economic downturns and/or placing us at a competitive disadvantage compared to our competitors that have less debt, because of the high percentage of our operating cash flow that is dedicated to servicing our debt; and
- limiting our ability to pay dividends.

If cash generated from operations is insufficient to satisfy our liquidity requirements, if we cannot service our debt, or if we fail to meet our covenants, we could have substantial liquidity problems. In those circumstances, we might have to sell assets, delay planned investments, obtain additional equity capital or restructure our debt. Depending on the circumstances at the time, we may not be able to accomplish any of these actions on favorable terms or at all.

In addition, our failure to comply with the covenants contained in our loan agreements could result in an event of default that, if not cured or waived, could result in the acceleration of all of our indebtedness.

International economic and political factors could affect demand for imports and exports, and our financial condition and results of operations could be adversely impacted as a result.

Our operations may be affected by actions of foreign governments and global or regional economic developments. Global economic events, such as changes in foreign import/export policy, the cost of complying with environmental regulations or currency fluctuations, could also affect the level of U.S. imports and exports, thereby affecting our sales. Foreign subsidies, foreign trade agreements and each country's adherence to the terms of these agreements can raise or lower demand for our products. National and international boycotts and embargoes of other countries' or U.S. imports and/or exports, together with the raising or lowering of tariff rates, could affect the level of competition between our foreign competitors and us. Foreign competition has, in the past, and may, in the future, result in increased low-cost imports that drive prices downward. The World Trade Organization met in November 2001 in Doha, Qatar, where members launched new multilateral trade negotiations aimed at improving market access and substantially reducing trade-distorting domestic support. These negotiations are ongoing and may result in further agreements in the future. As of December 31, 2010, the trade-weighted tariff rate applicable to glass tableware products that are imported into the United States and are of the type we manufacture in North America was approximately 21 percent. However, any changes to international agreements that lower duties or improve access to U.S. markets for our competitors, particularly changes arising out of the ongoing World Trade Organization's Doha round of negotiations, could have an adverse effect on our financial condition and results of operations. As we execute our strategy of acquiring manufacturing platforms in lower cost regions and increasing our volume of sales in overseas markets, our dependence on international markets and our ability to effectively manage these risks has increased and will continue to increase significantly.

Fluctuation of the currencies in which we conduct operations could adversely affect our financial condition and results of operations or reduce the cost competitiveness of our products or those of our subsidiaries.

Changes in the value, relative to the U.S. dollar, of the various currencies in which we conduct operations, including the euro, the Mexican peso and the Chinese yuan, which we refer to as the RMB, may result in significant changes in the indebtedness of our non-U.S. subsidiaries.

Currency fluctuations between the U.S. dollar and the currencies of our non-U.S. subsidiaries affect our results as reported in U.S. dollars, particularly the earnings of Crisa as expressed under GAAP, and will continue to affect our financial income and expense and our revenues from international settlements.

Major fluctuations in the value of the euro, the Mexican peso or the RMB relative to the U.S. dollar and other major currencies could also reduce the cost competitiveness of our products or those of our subsidiaries, as compared to foreign competition. For example, if the U.S. dollar appreciates against the euro, the Mexican peso or the RMB, the purchasing power of those currencies effectively would be reduced compared to the U.S. dollar, making our U.S.-manufactured products more expensive in the euro zone, Mexico and China, respectively, compared to the products of local competitors and making products manufactured by our foreign competitors in those locations more cost-competitive with our U.S. manufactured products. An appreciation of the U.S. dollar against the euro, the Mexican peso or the RMB also would increase the cost of U.S. dollar-denominated purchases for our operations in the euro zone, Mexico and China, respectively, including raw materials. We would be forced to deduct these cost increases from our profit margin or attempt to pass them along to consumers. These fluctuations could adversely affect our results of operations and financial condition.

Our business requires us to maintain a large fixed-cost base that can affect our profitability.

The high levels of fixed costs of operating glass production plants encourage high levels of output, even during periods of reduced demand, which can lead to excess inventory levels and exacerbate the pressure on profit margins. Our profitability is dependent, in part, on our ability to spread fixed costs over an increasing number of products sold and shipped, and if we reduce our rate of production, as we did in 2009, our costs per unit increase, negatively impacting our gross margins. Decreased demand or the need to reduce inventories can lower our ability to absorb fixed costs and materially impact our results of operations.

We may not be able to achieve the international growth contemplated by our strategy.

Our strategy contemplates growth in international markets in which we have significantly less experience than we do in North America. Since we intend to benefit from our international initiatives primarily by expanding our sales in the local markets of other countries, our success depends on continued growth in these markets, including Europe, Latin America and Asia-Pacific.

We face intense competition and competitive pressures, which could adversely affect our results of operations and financial condition.

Our business is highly competitive, with the principal competitive factors being customer service, price, product quality, new product development, brand name, delivery time and breadth of product offerings. Advantages or disadvantages in any of these competitive factors may be sufficient to cause the customer to consider changing manufacturers.

Competitors in glass tableware include, among others:

- Arc International (a French company), which manufactures and distributes glass tableware worldwide;
- Paşabahçe (a unit of Şişecam, a Turkish company), which manufactures glass tableware at various sites throughout the world and sells to retail, foodservice and business-to-business customers worldwide;
- Anchor Hocking Company (a U.S. company), which manufactures and distributes glass beverageware, industrial products and bakeware primarily to retail, industrial and foodservice channels in the United States and Canada;

- Bormioli Rocco Group (an Italian company), which manufactures glass tableware in Europe, where the majority of its sales are to retail and foodservice customers;
- various manufacturers in China; and
- various sourcing companies.

In addition, makers of tableware produced with other materials such as plastics compete to a certain extent with glassware manufacturers.

Some of our competitors have greater financial and capital resources than we do and continue to invest heavily to achieve increased production efficiencies. Competitors may have incorporated more advanced technology in their manufacturing processes, including more advanced automation techniques. Our labor and energy costs also may be higher than those of some foreign producers of glass tableware. We may not be successful in managing our labor and energy costs or gaining operating efficiencies that may be necessary to remain competitive. In addition, our products may be subject to competition from low-cost imports that intensify the price competition we face in our markets. Finally, we may need to increase incentive payments in our marketing incentive program in order to remain competitive. Increases in these payments would adversely affect our operating margins.

Competitors in the U.S. market for ceramic dinnerware include, among others: Homer Laughlin; Oneida Ltd.; Steelite; and various sourcing companies. Competitors in metalware include, among others: Oneida Ltd.; Walco, Inc.; and various sourcing companies. Competitors in plastic products include, among others: Cambro Manufacturing Company; Carlisle Companies Incorporated; and various sourcing companies. In Mexico, where a larger portion of our sales are in the retail market, our primary competitors include imports from foreign manufacturers located in countries such as China, France, Italy and Colombia, as well as Vidriera Santos and Vitro Par in the candle category. Competitive pressures from these competitors and producers could adversely affect our results of operations and financial condition.

We conduct significant operations at our facility in Monterrey, Mexico, which could be materially adversely affected as a result of the increased levels of drug-related violence in that city.

To date, the drug-related violence in Mexico has had little effect on our operations. Recently, however, fighting among rival drug cartels has led to unprecedented levels of violent crime in Monterrey, Mexico despite increased law-enforcement efforts by the Mexican government. This situation presents several risks to our operations, including, among others, that our employees may be directly affected by the violence, that our employees may elect to relocate out of the Monterrey region in order to avoid the risk of violent crime to themselves or their families, that other multi-national companies who have withdrawn their expatriate employees from their operations in the Monterrey vicinity may attempt to lure our Monterrey-based executives with tempting job offers, and that our customers may become increasingly reluctant to visit our Monterrey facility, which could delay new business opportunities and other important aspects of our business. If any of these risks materializes, our business may be materially adversely affected.

We may not be able to renegotiate collective bargaining agreements successfully when they expire; organized strikes or work stoppages by unionized employees may have an adverse effect on our operating performance.

We are party to collective bargaining agreements that cover most of our manufacturing employees. Royal Leerdam's collective bargaining agreement with its unionized employees expires on July 1, 2011. The agreement with our unionized employees in Shreveport, Louisiana expires on December 15, 2011, and the agreements with our unionized employees in Toledo, Ohio expire on September 30, 2013. Crisa's collective bargaining agreements with its unionized employees have no expiration, but wages are reviewed annually and benefits are reviewed every two years. Crisal does not have a written collective bargaining agreement with its unionized employees but does have an oral agreement that is revisited annually.

We may not be able to successfully negotiate new collective bargaining agreements without any labor disruption. If any of our unionized employees were to engage in a strike or work stoppage prior to expiration of their existing collective bargaining agreements, or if we are unable in the future to negotiate acceptable agreements with our unionized employees in a timely manner, we could experience a significant disruption of operations. In addition, we could experience increased operating costs as a result of higher wages or benefits paid to union members upon the execution of new agreements with our labor unions. We also could experience operating inefficiencies as a result of preparations for disruptions in production, such as increasing production and inventories. Finally, companies upon which we are dependent for raw materials, transportation or other services could be affected by labor difficulties. These factors and any such disruptions or difficulties could have an adverse impact on our operating performance and financial condition.

In addition, we are dependent on the cooperation of our largely unionized workforce to implement and adopt Lean initiatives that are critical to our ability to improve our production efficiency. The effect of strikes and other slowdowns may adversely affect the degree and speed with which we can adopt Lean optimization objectives and the success of that program.

The inability to extend or refinance debt of our foreign subsidiaries, or the calling of that debt before scheduled maturity, could adversely impact our liquidity and financial condition.

Our subsidiaries in Portugal and China have outstanding debt under credit facilities provided to them by local financial institutions. As of December 31, 2010, our subsidiary in China had an RMB 250 million (approximately $37.9 million at December 31, 2010) construction loan extended by CCB, and our subsidiary in Portugal had an €8.3 million (approximately $10.9 million at December 31, 2010) line of credit extended by Banco Espirito Santo, S.A.. If CCB were to call the construction loan before maturity, or if Banco Espirito Santo, S.A. were to call the BES Euro line before maturity, our liquidity and financial condition may be adversely impacted.

If either CCB or Banco Espirito Santo, S.A. were to call these loans for repayment prior to their respective scheduled maturities, we may be required to pursue one or more alternative strategies to repay these loans, such as selling assets, refinancing or restructuring these loans or selling additional debt or equity securities. We may not, however, be able to refinance these loans or sell additional debt or equity securities on favorable terms, if at all, and if we are required to sell our assets, it may negatively affect our ability to generate revenues.

Our cost-reduction projects may not result in anticipated savings in operating costs.

We may not be able to achieve anticipated cost reductions. Our ability to achieve cost savings and other benefits within expected time frames is subject to many estimates and assumptions. These estimates and assumptions are subject to significant economic, competitive and other uncertainties, some of which are beyond our control. If these estimates and assumptions are incorrect, if we experience delays, or if other unforeseen events occur, our business, financial condition and results of operations could be adversely impacted.

We are subject to risks associated with operating in foreign countries. These risks could adversely affect our results of operations and financial condition.

We operate manufacturing and other facilities throughout the world. As a result of our International operations, we are subject to risks associated with operating in foreign countries, including:

- political, social and economic instability;
- war, civil disturbance or acts of terrorism;
- taking of property by nationalization or expropriation without fair compensation;
- changes in government policies and regulations;
- devaluations and fluctuations in currency exchange rates;
- imposition of limitations on conversions of foreign currencies into dollars or remittance of dividends and other payments by foreign subsidiaries;
- imposition or increase of withholding and other taxes on remittances and other payments by foreign subsidiaries;

- ineffective intellectual property protection;
- hyperinflation in certain foreign countries; and
- impositions or increase of investment and other restrictions or requirements by foreign governments.

The risks associated with operating in foreign countries may have a material adverse effect on our results of operations and financial condition.

If we have a fair value impairment in a business segment, our net earnings and net worth could be materially and adversely affected by a write-down of goodwill, intangible assets or fixed assets.

We have recorded a significant amount of goodwill, which represents the excess of cost over the fair value of the net assets of the business acquired; other identifiable intangible assets, including trademarks and trade names; and fixed assets. Impairment of goodwill, identifiable intangible assets or fixed assets may result from, among other things, deterioration in our performance, adverse market conditions, adverse changes in applicable laws or regulations, including changes that restrict the activities of or affect the products sold by our business, and a variety of other factors. Under U.S. GAAP, we are required to charge the amount of any impairment immediately to operating income. In 2010 and 2009, we did not have an impairment related to goodwill or intangible assets. During 2010, we further wrote down the carrying value of the Syracuse land, fixed assets related to our decision to outsource our U.S. decorating business and certain after-processing equipment totaling $3.7 million. During 2009, we did not have an impairment related to fixed assets. In 2008, we wrote down goodwill and other identifiable intangible assets by $11.9 million related to the decline in the capital markets, and we wrote down fixed assets by $9.7 million related to the announcement of the closure of our Syracuse China manufacturing facility and our Mira Loma, California distribution center. After that adjustment, as of December 31, 2008, we had goodwill and other identifiable intangible assets of $192.9 million and net fixed assets of $314.8 million. As of December 31, 2010, we had goodwill and other identifiable intangible assets of $192.5 million and net fixed assets of $270.4 million.

We conduct an impairment analysis at least annually related to goodwill and other indefinite lived intangible assets. This analysis requires our management to make significant judgments and estimates, primarily regarding expected growth rates, the terminal value calculation for cash flow and the discount rate. We determine expected growth rates based on internally developed forecasts considering our future financial plans. We establish the terminal cash flow value based on expected growth rates, capital spending trends and investment in working capital to support anticipated sales growth. We estimate the discount rate used based on an analysis of comparable company weighted average costs of capital that considered market assumptions obtained from independent sources. The estimates that our management uses in this analysis could be materially impacted by factors such as specific industry conditions, changes in cash flow from operations and changes in growth trends. In addition, the assumptions our management uses are management's best estimates based on projected results and market conditions as of the date of testing. Significant changes in these key assumptions could result in indicators of impairment when completing the annual impairment analysis. We assess our fixed assets for possible impairment whenever events or changes in circumstances indicate that the carrying value of these assets may not be recoverable. We remain subject to future financial statement risk in the event that goodwill, other identifiable intangible assets or fixed assets become further impaired. For further discussion of key assumptions in our critical accounting estimates, see "Management's Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Estimates."

A severe outbreak, epidemic or pandemic of the H1N1 virus or other contagious disease in a location where we have a facility could adversely impact our results of operations and financial condition.

Our facilities may be impacted by the outbreak of certain public health issues, including epidemics, pandemics and other contagious diseases such as the H1N1 virus, commonly referred to as the "swine flu." If a severe outbreak were to occur where we have facilities, it could adversely impact our results of operations and financial condition.

We are subject to various environmental legal requirements and may be subject to new legal requirements in the future; these requirements could have a material adverse effect on our operations.

Our operations and properties, both in the United States and abroad, are subject to extensive laws, ordinances, regulations and other legal requirements relating to environmental protection, including legal requirements governing investigation and clean-up of contaminated properties as well as water discharges, air emissions, waste management and workplace health and safety. These legal requirements frequently change and vary among jurisdictions. Compliance with these requirements, or the failure to comply with these requirements, may have a material adverse effect on operations.

We have incurred, and expect to incur, costs to comply with environmental legal requirements, including requirements limiting greenhouse gas emissions, and these costs could increase in the future. Many environmental legal requirements provide for substantial fines, orders (including orders to cease operations) and criminal sanctions for violations. Also, certain environmental laws impose strict liability and, under certain circumstances, joint and several liability on current and prior owners and operators of these sites, as well as persons who sent waste to them, for costs to investigate and remediate contaminated sites. These legal requirements may apply to conditions at properties that we presently or formerly owned or operated, as well as at other properties for which we may be responsible, including those at which wastes attributable to us were disposed. A significant order or judgment against us, the loss of a significant permit or license or the imposition of a significant fine may have a material adverse effect on operations.

If we are unable to obtain raw materials or sourced products or utilities at favorable prices, or at all, our operating performance may be adversely affected.

Sand, soda ash, lime, corrugated packaging materials and resin are the principal materials we use. We also rely on natural gas, electricity, water and other utilities. In addition, we obtain glass tableware, ceramic dinnerware, metal flatware and hollowware and select plastic products from third parties. We may experience temporary shortages due to disruptions in supply caused by weather, transportation, production delays or other factors. In addition, resins are a primary material for our Traex operation and historically the price for resins has fluctuated with the price of oil, directly impacting our profitability. If we experience shortages in raw materials or sourced products, we may be forced to procure sourced products or materials from alternative suppliers, and we may not be able to do so on terms as favorable as our current terms or at all. In addition, material increases in the cost of any of these items on an industry-wide basis would have an adverse impact on our operating performance and cash flows if we were unable to pass on these increased costs to our customers.

Unexpected equipment failures may lead to production curtailments or shutdowns.

Our manufacturing processes are dependent upon critical glass-producing equipment, such as furnaces, forming machines and lehrs. This equipment may incur downtime as a result of unanticipated failures, accidents, natural disasters or other *force majeure* events. We may in the future experience facility shutdowns or periods of reduced production as a result of such failures or events. Unexpected interruptions in our production capabilities would adversely affect our productivity and results of operations for the affected period. We also may face shutdowns if we are unable to obtain enough energy in the peak heating seasons.

High levels of inflation and high interest rates in Mexico and China could adversely affect the operating results and cash flows of our operations there.

Although the annual rate of inflation in Mexico, as measured by changes in the Mexican National Consumer Price Index, was only 4.4 percent for the year ended December 31, 2010 and 6.53 percent for the year ended December 31, 2009, Mexico historically has experienced high levels of inflation and high domestic interest rates. If Mexico experiences high levels of inflation, Crisa's operating results and cash flows could be adversely affected, and, more generally, high inflation might result in lower demand or lower growth in demand for our products, thereby adversely affecting our results of operations and financial condition. The annual rate of inflation in China, as measured by changes in the Consumer Price Index, has shown volatility. While inflation during 2010 was less than 4.0 percent, it has steadily increased. If this trend were to continue, our China facility's operating results and cash flows could be adversely affected, thereby adversely affecting our results of operations and financial condition.

Charges related to our employee pension and postretirement welfare plans resulting from market risk and headcount realignment may adversely affect our results of operations and financial condition.

In connection with our employee pension and postretirement welfare plans, we are exposed to market risks associated with changes in the various capital markets. Changes in long-term interest rates affect the discount rate that is used to measure our obligations and related expense. Our total pension and postretirement welfare expense, including pension settlement and curtailment charges, for all U.S. and non-U.S. plans was $21.2 million and $18.7 million for the fiscal years ended December 31, 2010 and 2009, respectively. We expect our total pension and postretirement welfare expense for all U.S. and non-U.S. plans to increase to $24.0 million in 2011. Volatility in the capital markets affects the performance of our pension plan asset performance and related pension expense. Based on 2010 year-end data, sensitivity to these key market risk factors is as follows:

- A change of 1 percent in the discount rate would change our total pension and postretirement welfare expense by approximately $4.5 million.
- A change of 1 percent in the expected long-term rate of return on plan assets would change total pension expense by approximately $2.4 million.

As part of our pension expense, we incurred pension settlement charges of $3.7 million during 2009. These charges were triggered by excess lump sum distributions to retirees. For further discussion of these charges, see note 9 to our Consolidated Financial Statements. To the extent that we experience additional headcount shifts or changes, we may incur further expenses related to our employee pension and postretirement welfare plans, which could have a material adverse effect on our results of operations and financial condition.

If our hedges do not qualify as highly effective or if we do not believe that forecasted transactions would occur, the changes in the fair value of the derivatives used as hedges would be reflected in our earnings.

In order to mitigate the variation in our operating results due to commodity price fluctuations, we have derivative financial instruments that hedge certain commodity price risks associated with forecasted future natural gas requirements. The results of our hedging practices could be positive, neutral or negative in any period depending on price changes of the hedged exposures. We account for derivatives in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 815, "Derivatives and Hedging". These derivatives qualify for hedge accounting if the hedges are highly effective and we have designated and documented contemporaneously the hedging relationships involving these derivative instruments. If our hedges do not qualify as highly effective or if we do not believe that forecasted transactions would occur, the changes in the fair value of the derivatives used as hedges will impact our results of operations and could significantly impact our earnings.

If counterparties to our hedge agreements fail to perform, the hedge agreements would not protect us from fluctuations in certain commodity pricing.

We utilize derivative financial instruments to protect us from fluctuations in currency exchange, interest rates and the price of natural gas. The objective of the currency and natural gas agreements is to limit the fluctuations in prices paid for the underlying commodity. If the counterparties to these agreements were to fail to perform, we would no longer be protected from fluctuations in the pricing of these commodities and the impact of pricing fluctuations would impact our results of operations and financial condition.

Our business may suffer if we do not retain our senior management.

We depend on our senior management. The loss of services of any of the members of our senior management team for any reason, including resignation or retirement, could adversely affect our business until a suitable replacement can be found. There may be a limited number of persons with the requisite skills to serve in these positions, and we may be unable to locate or employ such qualified personnel on acceptable terms. In June 2010, the Securities and Exchange Commission filed a civil complaint against Gregory Geswein, our Vice President,

Strategic Planning and Business Development. The allegations contained in the complaint relate solely to one of Mr. Geswein's prior employers, Diebold, Inc. and do not involve Libbey. If the civil action were determined adversely to Mr. Geswein, it is possible that we could lose his services.

In addition, John Meier, our Chairman and CEO, recently announced his plans to retire after 41 years of service to Libbey. His retirement is expected to occur by the end of 2011. Our Board of Directors, assisted by an internationally recognized executive search firm, has begun a comprehensive search process to determine Mr. Meier's successor, with both internal and external candidates being considered.

We rely on increasingly complex information systems for management of our manufacturing, distribution, sales and other functions. If our information systems fail to perform these functions adequately, or if we experience an interruption in their operation, our business and results of operations could suffer.

All of our major operations, including manufacturing, distribution, sales and accounting are dependent upon our complex information systems. Our information systems are vulnerable to damage or interruption from:

- earthquake, fire, flood, hurricane and other natural disasters;
- power loss, computer systems failure, internet and telecommunications or data network failure; and
- hackers, computer viruses, software bugs or glitches.

Any damage or significant disruption in the operation of such systems or the failure of our information systems to perform as expected could disrupt our business; result in decreased sales, increased overhead costs, excess inventory and product shortages; and otherwise adversely affect our operations, financial performance and condition. We take significant steps to mitigate the potential impact of each of these risks, but there can be no assurance that these procedures would be completely successful.

We may not be able to effectively integrate future businesses we acquire or joint ventures we enter into.

Any future acquisitions that we might make or joint ventures into which we might enter are subject to various risks and uncertainties, including:

- the inability to integrate effectively the operations, products, technologies and personnel of the acquired companies (some of which may be spread out in different geographic regions) and to achieve expected synergies;
- the potential disruption of existing business and diversion of management's attention from day-to-day operations;
- the inability to maintain uniform standards, controls, procedures and policies or correct deficient standards, controls, procedures and policies, including internal controls and procedures sufficient to satisfy regulatory requirements of a public company in the United States;
- the incurrence of contingent obligations that were not anticipated at the time of the acquisitions;
- the failure to obtain necessary transition services such as management services, information technology services and others;
- the need or obligation to divest portions of the acquired companies; and
- the potential impairment of relationships with customers.

In addition, we cannot provide assurance that the integration and consolidation of newly acquired businesses or joint ventures will achieve any anticipated cost savings and operating synergies. The inability to integrate and consolidate operations and improve operating efficiencies at newly acquired businesses or joint ventures could have a material adverse effect on our business, financial condition and results of operations.

Our business requires significant capital investment and maintenance expenditures that we may be unable to fulfill.

Our operations are capital intensive, requiring us to maintain a large fixed cost base. Our total capital expenditures were $28.2 million and $17.0 million for the years ended December 31, 2010 and 2009, respectively.

Our business may not generate sufficient operating cash flow and external financing sources may not be available in an amount sufficient to enable us to make anticipated capital expenditures.

Natural gas, the principal fuel we use to manufacture our products, is subject to fluctuating prices; fluctuations in natural gas prices could adversely affect our results of operations and financial condition.

Natural gas is the primary source of energy in most of our production processes. We do not have long-term contracts for natural gas and therefore are subject to market variables and widely fluctuating prices. Consequently, our operating results are strongly linked to the cost of natural gas. As of December 31, 2010, we had fixed price contracts in place for approximately 63.0 percent of our estimated 2011 natural gas needs with respect to our North American manufacturing facilities and approximately 22.0 percent of our estimated 2011 natural gas needs with respect to our International manufacturing facilities. For the years ended December 31, 2010 and 2009, we spent $47.3 million and $53.4 million, respectively, on natural gas. We have no way of predicting to what extent natural gas prices will rise in the future. To the extent that we are not able to offset increases in natural gas prices, such as by passing along the cost to our customers, these increases could adversely impact our margins and operating performance.

If our investments in new technology and other capital expenditures do not yield expected returns, our results of operations could be reduced.

The manufacture of our tableware products involves the use of automated processes and technologies. We designed much of our glass tableware production machinery internally and have continued to develop and refine this equipment to incorporate advancements in technology. We will continue to invest in equipment and make other capital expenditures to further improve our production efficiency and reduce our cost profile. To the extent that these investments do not generate targeted levels of returns in terms of efficiency or improved cost profile, our financial condition and results of operations could be adversely affected.

Our failure to protect our intellectual property or prevail in any intellectual property litigation could materially and adversely affect our competitive position, reduce revenue or otherwise harm our business.

Our success depends in part on our ability to protect our intellectual property rights. We rely on a combination of patent, trademark, copyright and trade secret laws, licenses, confidentiality and other agreements to protect our intellectual property rights. However, this protection may not be fully adequate. Our intellectual property rights may be challenged or invalidated, an infringement suit by us against a third party may not be successful and/or third parties could adopt trademarks similar to our own. In particular, third parties could design around or copy our proprietary furnace, manufacturing and mold technologies, which are important contributors to our competitive position in the glass tableware industry. We may be particularly susceptible to these challenges in countries where protection of intellectual property is not strong. In addition, we may be accused of infringing or violating the intellectual property rights of third parties. Any such claims, whether or not meritorious, could result in costly litigation and divert the efforts of our personnel. Our failure to protect our intellectual property or prevail in any intellectual property litigation could materially and adversely affect our competitive position, reduce revenue or otherwise harm our business.

Devaluation or depreciation of, or governmental conversion controls over, the foreign currencies in which we operate could affect our ability to convert the earnings of our foreign subsidiaries into U.S. dollars.

Major devaluation or depreciation of the Mexican peso could result in disruption of the international foreign exchange markets and may limit our ability to transfer or to convert Crisa's Mexican peso earnings into U.S. dollars and other currencies upon which we will rely in part to satisfy our debt obligations. While the Mexican government does not currently restrict, and for many years has not restricted, the right or ability of Mexican or foreign persons or entities to convert pesos into U.S. dollars or to transfer other currencies out of Mexico, the government could institute restrictive exchange rate policies in the future. Restrictive exchange rate policies could adversely affect our results of operations and financial condition.

In addition, the government of China imposes controls on the convertibility of RMB into foreign currencies and, in certain cases, the remittance of currency out of China. Shortages in the availability of foreign currency may restrict the ability of our Chinese subsidiaries to remit sufficient foreign currency to make payments to us. Under existing Chinese foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from the Chinese State Administration of Foreign Exchange by complying with certain procedural requirements. However, approval from appropriate government authorities is required where RMB are to be converted into foreign currencies and remitted out of China to pay capital expenses such as the repayment of bank loans denominated in foreign currencies. In the future, the Chinese government could institute restrictive exchange rate policies for current account transactions. These policies could adversely affect our results of operations and financial condition.

Payment of severance or retirement benefits earlier than anticipated could strain our cash flow.

Certain members of our senior management have employment and change in control agreements that provide for substantial severance payments and retirement benefits. We are required to fund a certain portion of these payments according to a predetermined schedule, but some of our nonqualified obligations are currently unfunded. Should several of these senior managers leave our employ under circumstances entitling them to severance or retirement benefits, or become disabled or die, before we have funded these payments, the need to pay these severance or retirement benefits ahead of their anticipated schedule could put a strain on our cash flow.

We are involved in litigation from time to time in the ordinary course of business.

We are involved in various routine legal proceedings arising in the ordinary course of our business. We do not consider any pending legal proceeding as material. However, we could be adversely affected by legal proceedings in the future, including products liability claims related to the products we manufacture.

Our products are subject to various health and safety requirements and may be subject to new health and safety requirements in the future; these requirements could have a material adverse effect on our operations.

Our glass tableware, ceramic dinnerware, metal flatware, hollowware and serveware and plastic products are subject to certain legal requirements relating to health and safety. These legal requirements frequently change and vary among jurisdictions. Compliance with these requirements, or the failure to comply with these requirements, may have a material adverse effect on our operations. If any of our products becomes subject to new regulations, or if any of our products becomes specifically regulated by additional governmental or other regulatory entities, the cost of compliance could be material. For example, the U.S. Consumer Product Safety Commission, or CPSC, regulates many consumer products, including glass tableware products that are externally decorated with certain ceramic enamels. New regulations or policies by the CPSC could require us to change our manufacturing processes, which could materially raise our manufacturing costs. In addition, such new regulations could reduce sales of our glass tableware products. Furthermore, a significant order or judgment against us by any such governmental or regulatory entity relating to health or safety matters, or the imposition of a significant fine relating to such matters, may have a material adverse effect on our operations.

ITEM 1B. *UNRESOLVED STAFF COMMENTS*

None.

ITEM 2. *PROPERTIES*

At December 31, 2010 the Company had the following square footage at plants and warehouse/distribution facilities:

	North American Glass		North American Other		International	
Location	**Owned**	**Leased**	**Owned**	**Leased**	**Owned**	**Leased**
Toledo, Ohio:						
Manufacturing	733,800	—				
Warehousing/Distribution	713,100	598,200				
Shreveport, Louisiana:						
Manufacturing	525,000	—				
Warehousing/Distribution	166,000	646,000				
Syracuse, New York(1):						
Manufacturing			549,000	—		
Warehousing/Distribution			104,000	—		
Dane, Wisconsin:						
Manufacturing			56,000	—		
Warehousing/Distribution			61,000	—		
Monterrey, Mexico:						
Manufacturing	534,000	173,000				
Warehousing/Distribution	228,000	645,000				
Leerdam, Netherlands:						
Manufacturing					141,000	—
Warehousing/Distribution					127,000	442,000
Laredo, Texas:						
Warehousing/Distribution	149,000	117,000				
West Chicago, Illinois:						
Warehousing/Distribution			—	249,000		
Marinha Grande, Portugal:						
Manufacturing					217,000	—
Warehousing/Distribution					193,000	13,000
Langfang, China:						
Manufacturing					195,000	—
Warehousing/Distribution					232,000	—

(1) We ceased production and distribution at our Syracuse China ceramic dinnerware manufacturing facility in April 2009.

These facilities have an aggregate floor space of 7.8 million square feet. We own approximately 63 percent and lease approximately 37 percent of this floor space. In addition to the facilities listed above, our headquarters (Toledo, Ohio), some warehouses (various locations), sales offices (various locations), showrooms (in Toledo, Ohio and New York) and various outlet stores are located in leased space. We also utilize various warehouses as needed on a month-to-month basis.

All of our principal facilities are currently being utilized for their intended purpose. In the opinion of management, all of these facilities are well maintained and adequate for our planned operational requirements.

ITEM 3. *LEGAL PROCEEDINGS*

We are involved in various routine legal proceedings arising in the ordinary course of our business. No pending legal proceeding is deemed to be material.

ITEM 4. *RESERVED*

PART II

ITEM 5. *MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES*

Common Stock and Dividends

Libbey Inc. common stock is listed for trading on the NYSE Amex exchange under the symbol **LBY.** The price range for the Company's common stock as reported by the NYSE Amex exchange and dividends declared for our common stock were as follows:

	2010			2009		
	Price Range		Cash Dividend Declared	Price Range		Cash Dividend Declared
	High	Low		High	Low	
First Quarter	**$14.25**	**$ 7.23**	**$—**	$2.05	$0.73	$—
Second Quarter	**$15.00**	**$12.15**	**$—**	$2.75	$0.47	$—
Third Quarter	**$14.03**	**$ 9.88**	**$—**	$4.27	$1.30	$—
Fourth Quarter	**$15.47**	**$12.36**	**$—**	$7.99	$3.75	$—

The closing market price of our common stock on March 1, 2011 was $16.82 per share.

On March 1, 2011, there were 900 registered common shareholders of record. We paid a regular quarterly cash dividend from the time of Initial Public Offering in 1993 until we suspended the dividend in February 2009. The declaration of future dividends is within the discretion of the Board of Directors of Libbey and depends upon, among other things, business conditions, earnings and the financial condition of Libbey.

Comparison of Cumulative Total Returns

The graph below compares the total stockholder return on our common stock to the cumulative total return for the Russell 2000 Index ("Russell 2000"), a small-cap index, and the Standard & Poor's Housewares & Specialties Index, a capitalization-weighted index that measures the performance of the housewares sector of the Standard & Poor's SmallCap Index ("Housewares-Small"). We selected the Housewares — Small index because there are no other glass tableware manufacturers with stock that is publicly traded in the U.S. The indices reflect the year-end market value of an investment in the stock of each company in the index, including additional shares assumed to have been acquired with cash dividends, if any.

The graph assumes a $100 investment in our common stock on January 1, 2004, and also assumes investments of $100 in each of the Russell 2000, and the Housewares-Small index, respectively, on January 1, 2004. The value of these investments on December 31 of each year from 2005 through 2010 is shown in the table below the graph.

TOTAL SHAREHOLDER RETURN



COMPARISON OF CUMULATIVE FIVE YEAR TOTAL RETURN
$200
$150
$100
$50
$0
2005
2006
2007
2008
2009
2010
Libbey Inc.
Russell 2000 Index
S&P 600 Housewares & Specialties

	Annual Return Percentage Years Ending				
Company/Index	Dec 06	Dec 07	Dec 08	Dec 09	Dec 10
Libbey Inc.	21.97	29.12	(92.00)	512.00	102.22
Russell 2000 Index	18.37	(1.57)	(33.79)	27.17	26.85
S&P 600 Housewares & Specialties	10.07	8.57	(40.75)	52.97	(6.53)

		Indexed Returns Years Ending				
Company/Index	Base Period Dec 05	Dec 06	Dec 07	Dec 08	Dec 09	Dec 10
Libbey Inc.	**100**	121.97	157.49	12.59	77.08	155.86
Russell 2000 Index	**100**	118.37	116.51	77.15	98.11	124.46
S&P 600 Housewares & Specialties	**100**	110.07	119.50	70.80	108.31	101.24

Equity Compensation Plan Information

Following are the number of securities and weighted average exercise price thereof under our compensation plans approved and not approved by security holders as of December 31, 2010:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans
Equity compensation plans approved by security holders	1,716,184	$15.57	1,398,778
Equity compensation plans not approved by security holders	—	—	—
Total	1,716,184	$15.57	1,398,778

Issuer Purchases of Equity Securities

Following is a summary of the 2010 fourth quarter activity in our share repurchase program:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs(1)
October 1 to October 31, 2010	—	—	—	1,000,000
November 1 to November 30, 2010	—	—	—	1,000,000
December 1 to December 31, 2010	—	—	—	1,000,000
Total	—	—	—	1,000,000

(1) We announced on December 10, 2002, that our Board of Directors authorized the purchase of up to 2,500,000 shares of our common stock in the open market and negotiated purchases. There is no expiration date for this plan. In 2003, 1,500,000 shares of our common stock were purchased for $38.9 million. No additional shares were purchased in 2010, 2009, 2008, 2007, 2006, 2005 or 2004. Our ABL Facility and the indentures governing the Senior Secured Notes significantly restrict our ability to repurchase additional shares.

ITEM 6. *SELECTED FINANCIAL DATA*

Information with respect to Selected Financial Data is incorporated by reference to our 2010 Annual Report to Shareholders.

ITEM 7. *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS*

FORWARD LOOKING STATEMENTS

This document and supporting schedules contain statements that are not historical facts and constitute projections, forecasts or forward-looking statements. For a description of the forward-looking statements and risk factors that may affect our performance, see the "Risk Factors" section above.

Additionally, for an understanding of the significant factors that influenced our performance during the past three years, the following should be read in conjunction with the audited Consolidated Financial Statements and Notes.

OVERVIEW

GENERAL

Headquartered in Toledo, Ohio, Libbey has the largest manufacturing, distribution and service network among glass tableware manufacturers in the Western Hemisphere and is one of the largest glass tableware manufacturers in the world. Our product portfolio consists of an extensive line of high quality, machine-made glass tableware, including casual glass beverageware, in addition to ceramic dinnerware, metalware and plasticware. We sell our products to foodservice, retail, and business-to-business customers in over 100 countries, with our sales to customers within North America accounting for approximately 75 percent of our total sales. We are the largest manufacturer and marketer of casual glass beverageware in North America for the foodservice and retail channels. Additionally, we believe we are a leading manufacturer and marketer of casual glass beverageware in Europe and have a growing presence in Asia.

We report our results of operations in the following three segments:

- North American Glass — includes sales of glass tableware from subsidiaries throughout the United States, Canada and Mexico.
- North American Other — includes sales of ceramic dinnerware; metal tableware, hollowware and serveware; and plastic items from subsidiaries in the United States.
- International — includes worldwide sales of glass tableware from subsidiaries outside the United States, Canada and Mexico.

EXECUTIVE OVERVIEW

Throughout 2010, economic market conditions continued to be very fragile, with unemployment in the United Sates remaining at high levels and sovereign debt issues confronting select countries. Despite this economy, Libbey net sales grew 6.8 percent to $799.8 million in 2010 compared to net sales of $748.6 million in 2009. Our income from operations for 2010 was $68.8 million, as compared to $36.6 million for 2009. The $32.2 million increase in income from operations was primarily driven by the following factors:

- Higher net sales and a more favorable mix of sales.
- Increased production activity, net of increased costs inherent in the higher level of activity. All factories ran at exceptionally high levels throughout the year, with Mexico running full for the entire year.
- Libbey's LEAN initiative has been in place for five years. Our USA factories and our Dutch factory are now organized along value streams.

Our Adjusted EBITDA for 2010 was $115.0 million, compared to $90.1 million during 2009. This resulted in an Adjusted EBITDA margin of 14.4 percent, which was the highest Adjusted EBITDA margin since 2003. We also had record Free Cash Flow generation of $49.4 million in the fourth quarter of 2010.

In addition, in 2010 we completed a two-step debt restructuring, which enhanced our capital structure and liquidity position. As a result we reduced our weighted average cost of capital and extended loan maturities. See note 6 to our Consolidated Financial Statements for further details. The two-step restructuring consisted of the following:

- In October 2009, we restructured a portion of our debt by exchanging our Old PIK Notes in the face amount of $160.9 million for New PIK Notes in the face amount of $80.4 million and additional common stock and warrants of Libbey Inc. In August 2010, the Company successfully concluded a secondary offering of these additional shares of common stock and the shares of common stock underlying these warrants.
- On February 8, 2010, we used the proceeds of a $400.0 million debt offering (Senior Secured Notes) and cash on hand to redeem the New PIK Notes and repurchase the $306.0 million Floating Rate Senior Secured Notes due 2011. We also amended our ABL Facility.

In addition to the completion of the two-step debt restructuring, in late 2010 we paid down approximately $10.0 million of debt in China and Portugal. As of December 31, 2010, we had nothing drawn on our ABL Facility. Further, in February 2011, we announced plans to redeem $40.0 million of our $400.0 million Senior Secured Notes.

In addition to making significant progress in addressing our debt, we achieved a number of sales highlights in 2010. Among them are the following:

- We increased our leading U.S. retail market share for the fifth year in a row. According to NPD Group Retail Tracking Services, we now have 46.6 percent of the causal beverageware market in the U.S. retail channel.
- Our Crisa business in Mexico had a strong year, with net sales up 21.9 percent compared to 2009.
- Net sales in our U.S. and Canadian retail business grew more than 6.0 percent.
- Libbey China had a net sales increase of 29.4 percent compared to 2009.

RESULTS OF OPERATIONS

The following table presents key results of our operations for the years 2010, 2009 and 2008:

Year End December 31,	2010	2009	Variance In Dollars	Variance In Percent	2009	2008	Variance In Dollars	Variance In Percent
	(Dollars in thousands, except percentages and per-share amounts)							
Net sales	**$799,794**	$748,635	$51,159	6.8%	$748,635	$810,207	$(61,572)	(7.6)%
Gross profit(2)	**$168,013**	$133,145	$34,868	26.2%	$133,145	$109,337	$ 23,808	21.8%
Gross profit margin	***21.0%***	*17.8%*			*17.8%*	*13.5%*		
Income (loss) from operations (IFO)(2)(3)	**$ 68,821**	$ 36,614	$32,207	88.0%	$ 36,614	$ (5,548)	$ 42,162	759.9%
IFO margin	***8.6%***	*4.9%*			*4.9%*	*(0.7)%*		
Earnings (loss) before interest and income taxes (EBIT)(1)(2)(3)(4)	**$126,839**	$ 40,667	$86,172	211.9%	$ 40,667	$ (4,429)	$ 45,096	NM
EBIT margin	***15.9%***	*5.4%*			*5.4%*	*(0.5)%*		
Earnings before interest, taxes, depreciation and amortization (EBITDA)(1)(2)(3)(4)	**$167,954**	$ 83,833	$84,121	100.3%	$ 83,833	$ 40,001	$ 43,832	109.6%
EBITDA margin	***21.0%***	*11.2%*			*11.2%*	*4.9%*		
Adjusted earnings before interest, taxes, depreciation and amortization (Adjusted EBITDA)(1)	**$114,958**	$ 90,141	$24,817	27.5%	$ 90,141	$ 85,238	$ 4,903	5.8%
Adjusted EBITDA margin	***14.4%***	*12.0%*			*12.0%*	*10.5%*		
Net income (loss)(2)(3)(4)(5)	**$ 70,086**	$ (28,788)	$98,874	343.5%	$ (28,788)	$ (80,463)	$ 51,675	64.2%
Net income (loss) margin	***8.8%***	*(3.8)%*			*(3.8)%*	*(9.9)%*		
Diluted net income (loss) per share	**$ 3.51**	$ (1.90)	$ 5.41	284.7%	$ (1.90)	$ (5.48)	$ 3.58	65.3%

NM = Not meaningful

(1) We believe that EBIT, EBITDA and Adjusted EBITDA, non-GAAP financial measures, are useful metrics for evaluating our financial performance, as they are measures that we use internally to assess our performance. For reconciliation from net income (loss) to EBIT, EBITDA and Adjusted EBITDA, see the "Reconciliation of Non-GAAP Financial Measures" section below.

(2) 2010 includes pre-tax fixed asset write-downs of $2.7 million related to after-processing equipment in our North American segment, $0.6 million related to the write-off of decorating assets at our Shreveport, Louisiana facility and $0.9 million in an insurance recovery. Includes pre-tax restructuring charges of $2.0 million in 2009

related to the closing of our Syracuse China manufacturing facility and our Mira Loma distribution center. Also includes pre-tax charges of $14.2 million related to the closing of our Syracuse China manufacturing facility and our Mira Loma distribution center and a pre-tax write-down of $4.5 million for certain fixed assets in our North American Glass segment that had become idled and were no longer being used in 2008. (See note 7 to the Consolidated Financial Statements).

(3) In addition to item (2) above, includes a $1.0 million charge related to fees for the secondary stock offering, $0.7 million related to the write-off of decorating assets at our Shreveport, Louisiana facility and $1.1 million related to the closing of our Syracuse China manufacturing facility and our Mira Loma distribution center in 2010, pre-tax restructuring charges $1.6 million related to the closing of our Syracuse China manufacturing facility and our Mira Loma distribution center and $3.2 million related to pension settlement charges in 2009. Also includes pre-tax charges of $11.9 million for impairment of goodwill related to our Royal Leerdam and Crisal operations and $14.5 million related to closing of our Syracuse China manufacturing facility and our Mira Loma distribution center in 2008 (See notes 4, 5, 6 and 7 to the Condensed Consolidated Financial Statements).

(4) In addition to item (3) above, includes pre-tax income of $58.3 million in 2010 related to the gain on redemption of the New PIK Notes and pre-tax restructuring charges of $0.1 million in 2010, $0.2 million in 2009 and $0.4 million in 2008 related to the closing of our Syracuse China manufacturing facility and our Mira Loma distribution center. (See notes 6 and 7 to the Condensed Consolidated Financial Statements).

(5) In addition to item (4) above, includes a pre-tax charge of $2.7 million in 2010 related to finance fees incurred in connection with the exchange of the Old PIK Notes. (See note 6 to the Condensed Consolidated Financial Statements).

Discussion of 2010 vs. 2009 Results of Operations

Net Sales

In 2010, net sales increased 6.8 percent to $799.8 million from $748.6 million in 2009. The increase in net sales was attributable to increased sales in our North American Glass and International business segments, partially offset by sales decreasing slightly in our North American Other business segment. Within North American Glass, where sales increased 7.7 percent to $562.7 million in 2010 from $522.6 million in 2009, Crisa sales increased 21.9 percent, including a favorable $7.0 million or 3.9 percent impact from movement in the value of the Mexican peso. Sales to U.S. and Canadian retail glassware customers increased 6.2 percent, while sales to U.S. and Canadian foodservice customers were essentially flat when compared to the previous year. Within North American Other, sales declined 1.2 percent to $86.0 million in 2010 from $87.0 million in 2009, as sales declined by 14.1 percent at Syracuse China (primarily due to the closure of the Syracuse China facility in April 2009 and the decision to reduce the Syracuse® China product offering), offset by a 6.4 percent increase in World Tableware sales. Sales to Traex customers were even with the prior year. International net sales increased 12.2 percent to $162.7 million in 2010 from $145.0 million in 2009 in spite of an $8.1 million unfavorable currency exchange impact in Europe. Excluding the currency exchange impact, sales increased 17.5 percent at Royal Leerdam and 18.6 percent at Crisal. In addition, customer sales increased 29.4 percent from our facility in China.

Gross Profit

Gross profit increased in 2010 by $34.9 million, or 26.2 percent, to $168.0 million in 2010, compared to $133.1 million in 2009. Gross profit as a percentage of net sales increased to 21.0 percent in 2010, compared to 17.8 percent in 2009. The primary contributor to the increase in gross profit and gross profit margin was an increase in sales, excluding the effects of currency of $51.4 million (see discussion of Net Sales above). In addition, an increase in production activity, net of volume related production and sales cost increases of $10.8 million, excluding the impact of currency, contributed to the increase in EBIT. Favorable currency impact contributed $8.8 million to the margin, primarily from the Mexican peso. These improvements were offset by a $33.0 million increase in costs, primarily driven by labor and benefits, packaging costs, freight and repair costs, offset by natural gas savings. Gross profit was also unfavorably impacted by a $4.0 million variance related to last-in first out (LIFO) and other inventory adjustments which occurred in 2009 and did not repeat in 2010.

Income (loss) from operations

Income from operations increased 88.0 percent, to $68.8 million in 2010, compared to $36.6 million in 2009. Income from operations as a percentage of net sales increased to 8.6 percent in 2010, compared to 4.9 percent in 2009. Contributing to the increase in income from operations and income from operations margin are the improved gross profit and gross profit margin (discussed above) offset by a $2.5 million increase in selling, general and administrative expenses. The selling, general and administrative expense increase was caused by a $1.4 million increase in labor and benefit costs (net of a $5.6 million reduction in bonus expense), $1.0 million in fees related to the secondary stock offering in 2010, a $1.5 million increase in legal and professional fees, a $0.6 million increase in research and development expenses and a $0.7 million increase in supplies and selling and marketing expenses partially offset by a $3.2 million pension settlement charge in 2009 that did not repeat in 2010.

Earnings (loss) before interest and income taxes (EBIT)

Earnings before interest and income taxes increased by $86.2 million, or 211.9 percent, to $126.8 million in 2010 from $40.7 million in 2009. EBIT as a percentage of net sales increased to 15.9 percent in 2010, compared to 5.4 percent in 2009. The improved EBIT was mostly a result of a $58.3 million gain on redemption of debt in 2010, along with the improvement in income from operations discussed above, offset by a decrease of $4.3 million in other (expense) income primarily related to a reduction in foreign exchange gains versus the prior year.

Earnings before interest, taxes, depreciation and amortization (EBITDA)

EBITDA increased by $84.1 million, or 100.3 percent, to $168.0 million in 2010 from $83.8 million in 2009. As a percentage of net sales, EBITDA was 21.0 percent in 2010, compared to 11.2 percent in 2009. The key contributors to the increase in EBITDA were those factors discussed above under "Earnings (loss) before interest and income taxes (EBIT)", however, it is not impacted by the benefit of a $2.1 million decrease in depreciation and amortization expense.

Adjusted earnings before interest, taxes, depreciation and amortization (Adjusted EBITDA)

Adjusted EBITDA increased by $24.8 million, or 27.5 percent, to $115.0 million in 2010 from $90.1 million in 2009. As a percentage of net sales, Adjusted EBITDA was 14.4 percent in 2010, compared to 12.0 percent in 2009. The key contributors to the increase in Adjusted EBITDA were those factors discussed above under Earnings before interest, taxes, depreciation and amortization (EBITDA). Impacting Adjusted EBITDA for 2010 were the exclusion of a $58.3 million gain on redemption of debt and a $0.9 million insurance claim recovery in 2010, a $1.0 million charge for fees related to a secondary equity offering in 2010, a $2.7 million fixed asset write down of after-processing equipment in our North American Glass segment in 2010, a $1.3 million charge to write off decorating assets at our Shreveport, Louisiana facility in 2010 and a $1.2 million facility closure charge in 2010 (see note 7 to the Consolidated Financial Statements). Impacting Adjusted EBITDA in 2009 were pension settlement charges of $3.2 million and facility closure charges of $3.8 million less $0.7 million of accelerated depreciation included in those charges in 2009 (see note 7 to the Consolidated Financial Statements).

Net income (loss) and diluted net income (loss) per share

We reported net income of $70.1 million, or $3.51 per diluted share, in 2010, compared to a net loss of $(28.8) million, or loss of $(1.90) per diluted share, in 2009. Net income (loss) as a percentage of net sales was income of 8.8 percent of sales in 2010, compared to a net loss of (3.8) percent of sales in 2009. The improvement in net income (loss) and diluted net income (loss) per share is generally due to the factors discussed in EBIT above, together with a $21.5 million reduction in interest expense offset by an $8.8 million increase in provision for income taxes. Interest expense for 2009 included $2.7 million of finance fees related to the October 2009 debt exchange transaction. Excluding these finance fees, interest expense decreased $18.8 million as a result of lower debt levels and the impact of the debt refinancing completed in February 2010. The effective tax rate was a 14.2 percent expense for 2010 compared to a negative 10.6 percent for 2009, primarily due to changes in valuation allowances, changes in the mix of earnings with differing statutory rates, changes in tax laws and tax planning structures and changes in accruals related to uncertain tax positions.

Discussion of 2009 vs. 2008 Results of Operations

Net Sales

In 2009, net sales decreased 7.6 percent to $748.6 million from $810.2 million in 2008. The decrease in net sales was attributable to reduced sales within all three of our business segments. Within North American Glass, where sales declined 5.7 percent overall, shipments to U.S. and Canadian foodservice customers declined over 10.0 percent and net sales of Crisa product declined 14.7 percent. Nearly half of the sales decline at Crisa was due to an unfavorable currency impact from the Mexican peso. Partially offsetting these decreases in net sales was an increase of more than 7.0 percent in shipments to U.S. and Canadian retail glassware customers. Within North American Other, sales declined 21.6 percent to $87.0 million in 2009 from $111.0 million in 2008, as shipments declined by 37.2 percent at Syracuse China (primarily due to the closure of the Syracuse China facility in April 2009 and the decision to reduce the Syracuse® China product offering), 11.3 percent at World Tableware and 24.2 percent at Traex. International net sales decreased 5.5 percent primarily due to an unfavorable currency exchange impact in Europe. Excluding currency exchange impact, a decline in shipments of more than 2.5 percent at Royal Leerdam was more than offset by an 11.7 percent increase in shipments from our facility in China.

Gross Profit

Gross profit increased in 2009 by $23.8 million, or 21.8 percent, compared to 2008. Gross profit as a percentage of net sales increased to 17.8 percent in 2009, compared to 13.5 percent in 2008. Contributing to the increase in gross profit and gross profit margin was a decrease of $16.7 million in special charges, to $2.0 million in 2009 from $18.7 million in 2008 (see note 7 to the Consolidated Financial Statements). The 2009 amounts are primarily attributable to the closing of our Syracuse China facility. Included in the 2008 amount were $14.0 million of special charges related to the announced closing of our Syracuse China manufacturing facility, $0.2 million related to the announced closure of our Mira Loma distribution center and $4.5 million related to fixed asset impairment charges in our North American Glass segment. Excluding the impact from special charges and currency, 2009 gross profit benefited from an improvement of $12.1 million due to lower manufacturing costs, primarily labor and benefits, natural gas, electricity and cartons, offset by reduced production activity, a reduction of $23.6 million in distribution costs and a reduction of $1.1 million in depreciation expense. The reduction in distribution costs was the result of lower net sales and lower inventory levels. These improvements were partially offset by a $20.4 million decrease due to an unfavorable mix and lower level of net sales, and a $10.6 million negative currency impact.

Income (loss) from operations

Income from operations was $36.6 million in 2009, compared to a loss from operations of $(5.5) million in 2008. Income from operations as a percentage of net sales increased to 4.9 percent in 2009, compared to (0.7) percent in 2008. Contributing to the increase in income from operations and income from operations margin are the improved gross profit and gross profit margin (discussed above), a decrease of $24.8 million in special charges partially offset by a $6.4 million increase in selling, general and administrative expenses. The reduction in special charges related to the closures of our Syracuse China manufacturing facility ($12.2 million), our Mira Loma distribution center ($0.7 million) and the impairment charge on goodwill and other intangible assets within our International segment ($11.9 million) which occurred in 2008 and a similar charge did not occur in 2009 (see note 7 to the Consolidated Financial Statements). The $6.4 million increase in selling, general and administrative expenses was caused by a $12.8 million increase in expense for our annual incentive compensation plan, a $3.2 million pension settlement charge arising from lump sum payments to retirees during 2009 and a one-time 2008 accrual reversal of $1.3 million related to favorable rulings in connection with an outstanding dispute regarding a warehouse lease in Mexico. These increases in selling, general and administrative expenses were offset by a favorable currency impact of $2.8 million and decreases of $4.3 million and $4.2 million in labor and benefit costs and selling and marketing costs, respectively.

Earnings (loss) before interest and income taxes (EBIT)

Earnings before interest and income taxes increased by $45.1 million, to earnings of $40.7 million in 2009 from a loss of $(4.4) million in 2008. EBIT as a percentage of net sales increased to 5.4 percent in 2009, compared to (0.5) percent in 2008. The improved EBIT was mostly a result of the improvement in income from operations (discussed above), and an increase of $2.9 million in other (expense) income primarily related to a favorable swing in foreign currency translation gains versus the prior year.

Earnings before interest, taxes, depreciation and amortization (EBITDA)

EBITDA increased by $43.8 million, or 109.6 percent, to $83.8 million in 2009 from $40.0 million in 2008. As a percentage of net sales, EBITDA was 11.2 percent in 2009, compared to 4.9 percent in 2008. The key contributors to the increase in EBITDA were those factors discussed above under "Earnings (loss) before interest and income taxes (EBIT)", however, it is not impacted by the benefit of a $1.3 million decrease in depreciation and amortization expense.

Adjusted Earnings before interest, taxes, depreciation and amortization (Adjusted EBITDA)

Adjusted EBITDA increased by $4.9 million, or 5.8 percent, to $90.1 million in 2009 from $85.2 million in 2008. As a percentage of net sales, Adjusted EBITDA was 12.0 percent in 2009, compared to 10.5 percent in 2008. Excluding the impact of currency, the key contributors in the increase in Adjusted EBIDTA were a $23.6 million reduction in distribution costs, a $12.1 million benefit from lower manufacturing costs offset by reduced production activity and an increase of $2.9 million in other (expense) income primarily related to a favorable swing in foreign currency translation gains versus the prior year. These improvements were offset by a $20.4 million impact from unfavorable mix and lower level of net sales, a $6.0 million increase in selling, general and administrative expenses (see Income (loss) from operations above for details) and $7.8 million of unfavorable impact from currency movement.

Net loss and diluted loss per share

We reported a net loss of $(28.8) million, or loss of $(1.90) per diluted share, in 2009, compared to a net loss of $(80.5) million, or loss of $(5.48) per diluted share, in 2008. The net loss as a percentage of net sales was (3.8) percent in 2009, compared to (9.9) percent in 2008. The reduction in net loss was driven primarily by the items discussed above under "Earnings (loss) before interest and income taxes (EBIT)," in addition to a $3.0 million decrease in interest expense and a $3.6 million decrease in income tax provision. Interest expense for 2009 included $2.7 million of finance fees related to the October 2009 debt exchange transaction. (See note 6 to the Consolidated Financial Statements for a further discussion of this transaction). Excluding these finance fees, interest expense declined by $5.7 million during the year as the result of lower variable rates and lower levels of debt carried in 2009. The effective tax rate was a negative 10.6 percent for 2009, compared to a negative 8.5 percent for 2008. The rate was influenced by valuation allowances, changes in the mix of earnings with differing statutory rates, changes in tax laws and tax planning structures and changes in accruals related to uncertain tax positions.

SEGMENT RESULTS OF OPERATIONS

The following table summarizes the results of operations for our three segments described as follows:

- North American Glass-includes sales of glass tableware from subsidiaries throughout the United States, Canada and Mexico.
- North American Other-includes sales of ceramic dinnerware; metal tableware, hollowware and serveware; and plastic items from subsidiaries in the United States.
- International-includes worldwide sales of glass tableware from subsidiaries outside the United States, Canada and Mexico.

Year End December 31,	2010	2009	Variance In Dollars	Variance In Percent	2009	2008	Variance In Dollars	Variance In Percent
	(Amounts in thousands, except percentages and per-share amounts)							
Net Sales:								
North American Glass	**$562,653**	$522,575	$ 40,078	7.7%	$522,575	$554,128	$(31,553)	(5.7)%
North American Other	**85,996**	87,041	(1,045)	(1.2)%	87,041	111,029	(23,988)	(21.6)%
International	**162,685**	145,023	17,662	12.2%	145,023	153,532	(8,509)	(5.5)%
Eliminations	**(11,540)**	(6,004)			(6,004)	(8,482)		
Consolidated	**$799,794**	$748,635	$ 51,159	6.8%	$748,635	$810,207	$(61,572)	(7.6)%
Earnings (loss) before interest and taxes (EBIT):								
North American Glass	**$109,069**	$ 33,727	$ 75,342	223.4%	$ 33,727	$ 25,495	$ 8,232	32.3%
North American Other	**13,916**	9,802	4,114	42.0%	9,802	(17,696)	27,498	155.4%
International	**3,854**	(2,862)	6,716	234.7%	(2,862)	(12,228)	9,366	76.6%
Consolidated	**$126,839**	$ 40,667	$ 86,172	211.9%	$ 40,667	$ (4,429)	$ 45,096	NM
EBIT Margin:								
North American Glass	**19.4%**	6.5%			6.5%	4.6%		
North American Other	**16.2%**	11.3%			11.3%	(15.9)%		
International	**2.4%**	(2.0)%			(2.0)%	(8.0)%		
Consolidated	**15.9%**	5.4%			5.4%	(0.5)%		
Special items (income) expense (excluding write-off of financing fees in 2009):								
North American Glass	**$ (54,151)**	$ 3,204	$(57,355)	NM	$ 3,204	$ 5,356	$ (2,152)	40.2%
North American Other	**1,155**	3,809	(2,654)	69.7%	3,809	28,252	(24,443)	86.5%
International	**—**	—	—	NM	—	11,890	(11,890)	100.0%
Consolidated	**$ (52,996)**	$ 7,013	$(60,009)	NM	$ 7,013	$ 45,498	$(38,485)	84.6%

NM = Not meaningful

Discussion of 2010 vs. 2009 Segment Results of Operations

North American Glass

Net sales increased 7.7 percent to $562.7 million in 2010 from $522.6 million in 2009. The increase in net sales was mainly attributable to a 21.9 percent increase in Crisa sales (including a favorable currency impact of

$7.0 million or 3.9 percent) and a 6.2 percent increase in sales to U.S. and Canadian retail glassware customers. Sales to U.S. and Canadian foodservice customers were essentially flat when compared to the previous year.

EBIT increased by $75.3 million to $109.1 million in 2010, compared to $33.7 million in 2009. EBIT as a percentage of net sales increased to 19.4 percent in 2010, compared to 6.5 percent in 2009. The key contributors to the improvement in EBIT were a $58.3 million gain on redemption of debt in 2010 and an increase in sales excluding the effects of currency of $33.1 million (see discussion of Net Sales above). In addition, an increase in production activity, net of volume related production and sales cost increases of $7.8 million, excluding the impact of currency, contributed to the increase in EBIT. Favorable currency impact from the Mexican peso contributed $9.4 million. These improvements were offset by a $21.9 million increase in costs of goods sold, primarily driven by labor and benefits, packaging costs, freight and repair costs, offset by natural gas savings. EBIT was also unfavorably impacted by a $4.0 million variance related to accounting gains for LIFO and other inventory adjustments which occurred in 2009 and did not repeat in 2010. Cost of sales also included a $2.7 million charge for a write-down of certain after-processing equipment and an additional $0.6 million for a write-down of decorating inventory in our Shreveport manufacturing facility (see Note 7 to the Consolidated Financial Statements). Selling, general and administrative costs included a $1.0 million charge for fees related to the secondary offering in 2010, offset by a $3.2 million pension settlement charge in 2009 that did not repeat in 2010. Excluding the impact of these two items, selling, general and administrative expenses increased $3.1 million in 2010 due primarily to a $1.4 million increase in legal and professional fees, a $0.6 million increase in research and development expenses and a $0.7 million increase in selling, marketing and other expenses. Within selling, general and administrative costs, we had a reduction in bonus expense of $6.0 million which was offset by increases in other salary and benefit expenses. Other (expense) income decreased $3.6 million related to an unfavorable swing in foreign currency translation gains versus the prior-year period.

North American Other

Net sales decreased 1.2 percent to $86.0 million in 2010 from $87.0 million in 2009. The decrease was caused by a 14.1 percent decline in sales to Syracuse China customers related to the closure of the Syracuse China facility in 2009 and the related decision to reduce the Syracuse China product offering, offset by a 6.4 percent increase in sales of World Tableware products. Sales to Traex customers were even with the prior year.

EBIT improved by $4.1 million to $13.9 million in 2010 from $9.8 million in 2009. EBIT as a percentage of net sales increased to 16.2 percent in 2010, compared to 11.3 percent in 2009. The key contributors to the improvement in EBIT were an improvement of $5.2 million due to improved sales mix and the April 2009 closure of our Syracuse China production facility (see note 7 to the Consolidated Financial Statements). In addition, we benefited from a decrease of $2.7 million in special charges. These improvements were offset by a $2.5 million increase in costs of purchased finished goods, as products previously manufactured at Syracuse China are now sourced, and a $1.2 million increase in selling, general and administrative expenses.

International

In 2010, net sales increased 12.2 percent to $162.7 million from $145.0 million in 2009 in spite of an $8.1 million unfavorable currency exchange impact in Europe. Excluding currency exchange impact, sales increased 17.5 percent at Royal Leerdam and 18.6 percent at Crisal. In addition, customer sales increased 29.4 percent from our facility in China.

EBIT increased by $6.7 million to income of $3.9 million in 2010 from a loss of $(2.9) million in 2009. EBIT as a percentage of net sales improved to income of 2.4 percent in 2010 compared to a loss of (2.0) percent in 2009. The primary contributor to the increase in EBIT was improved sales of $24.9 million, excluding the impact of currency. Offsetting the increase in sales was an increase in production activity, net of volume related production and sales cost increases of $8.7 million, excluding the impact of currency, $8.8 million in increases costs, primarily driven by labor and benefits, packaging costs, freight and repair costs, and an unfavorable currency impact of $0.6 million.

Discussion of 2009 vs. 2008 Segment Results of Operations

North American Glass

Net sales declined 5.7 percent to $522.6 million in 2009 from $554.1 million in 2008. Key factors in the reduction in net sales were a 14.7 percent decline in shipments to Crisa's customers and a 10.7 percent reduction in shipments to U.S. and Canadian foodservice glassware customers. The primary offset to these declines was a 7.3 percent increase in sales from the U.S. and Canadian retail glassware channel. Nearly half of the 14.7 percent reduction attributable to decreased sales of Crisa product was related to an unfavorable currency impact.

EBIT increased by $8.2 million to $33.7 million in 2009, compared to $25.5 million in 2008. EBIT as a percentage of net sales increased to 6.5 percent in 2009, compared to 4.6 percent in 2008. The key contributors to the improvement in EBIT were an $11.2 million decline in distribution costs, a $9.3 million reduction due to lower manufacturing costs, primarily labor and benefits, natural gas, electricity and cartons, offset by lower production activity, a $5.3 million reduction in special charges related to a fixed asset impairment charge and the announced closing of our Mira Loma distribution center in 2008 which did not recur in 2009 (see note 7 to the Consolidated Financial Statements), a $2.4 million increase in other (expense) income and a decrease of $1.2 million in depreciation expense. The reduction in distribution costs was the result of lower net sales and lower inventory levels. The increase in other (expense) income was entirely attributable to favorable foreign currency translation gains. These improvements were partially offset by an $11.0 million increase in selling, general & administrative expenses, a $7.9 million impact from lower sales volume and unfavorable sales mix and unfavorable currency impact of $2.3 million. The increase in selling, general & administrative expenses was attributable to increased accruals for incentive compensation payments of $13.2 million, a pension settlement charge of $3.2 million arising from lump sum payments to retirees during 2009 and a one-time 2008 accrual reversal of $1.3 million related to favorable rulings in connection with an outstanding dispute regarding a warehouse lease in Mexico. These increases in selling, general and administrative expenses were offset by decreases of $4.3 million and $2.7 million in labor and benefit costs and selling and marketing costs, respectively.

North American Other

Net sales decreased 21.6 percent to $87.0 million in 2009 from $111.0 million in 2008. The decline in net sales was felt throughout the segment, with a 37.2 percent reduction in shipments to Syracuse China customers resulting from the closure of the Syracuse China facility in 2009 and the related decision to reduce the Syracuse China product offering, an 11.3 percent reduction in shipments of World Tableware products and a 24.2 percent reduction in shipments of Traex products.

EBIT improved by $27.5 million to income of $9.8 million in 2009, compared to a loss of $(17.7) million in 2008. EBIT as a percentage of net sales increased to 11.3 percent in 2009, compared to (15.9) percent in 2008. The key contributors to the improvement in EBIT were a $24.4 million reduction in special charges related to the closing of our Syracuse China facility (see note 7 to the Consolidated Financial Statements), a $10.6 million reduction in distribution costs, a $3.1 million reduction in selling, general and administrative expenses, a $1.1 million decline in depreciation expense, a $0.5 million impact from lower manufacturing costs offset by reduced production activity and a $0.2 million improvement in other (expense) income. The reduction in distribution costs was the result of lower net sales, lower inventory levels and the discontinuation of shipping from the Syracuse China facility. The reduction in selling, general and administrative expense is primarily attributable to reduced selling & marketing expenses. These improvements in EBIT were partially offset by a $12.9 million impact from reduced sales volume.

International

In 2009, net sales decreased 5.5 percent to $145.0 million from $153.5 million in 2008. The largest factor in the decline in net sales was the unfavorable currency impact from the euro, which caused a 4.7 percent decline in euro-denominated sales. On a constant currency basis, the impact of reduced shipments to Royal Leerdam customers was 2.5 percent, which was offset by an increase of 11.7 percent in shipments to customers of our facility in China, while shipments to Crisal customers were essentially flat when compared to the prior year.

EBIT increased by $9.4 million to a loss of $(2.9) million in 2009 from a loss of $(12.2) million in 2008. EBIT as a percentage of net sales improved to (2.0) percent in 2009, compared to (8.0) percent in 2008. The key contributors to the improvement in EBIT were a reduction of $11.9 million in special charges related to an impairment charge against goodwill and other intangibles in 2008 which did not recur in 2009 (see note 7 to the Consolidated Financial Statements), a $2.3 million favorable impact from lower manufacturing costs, primarily labor and benefits, natural gas, electricity and cartons, offset by reduced production activity, a reduction of $1.8 million in distribution costs, a $0.4 million benefit from sales as improved product mix overcame the reduction in overall sales volume, and an increase of $0.1 million in other (expense) income. Partially offsetting these improvements were an unfavorable currency impact of $5.5 million, an increase of $1.0 million in depreciation expense and a $0.6 million increase in selling, general and administrative expenses.

CAPITAL RESOURCES AND LIQUIDITY

Historically, cash flows generated from operations, cash on hand and our borrowing capacity under our ABL Facility have enabled us to meet our cash requirements, including capital expenditures and working capital requirements. At December 31, 2010 we had no amounts outstanding under our $110 million ABL Facility, although we had $10.4 million of letters of credit issued under that facility. As a result, we had $65.2 million of unused availability remaining under the ABL Facility at December 31, 2010, as compared to $79.2 million of unused availability at December 31, 2009 under the prior $150 million ABL Facility. In addition, we had $76.3 million of cash on hand at December 31, 2010, compared to $55.1 million of cash on hand at December 31, 2009.

On February 8, 2010, we used the $379.8 million of net proceeds of a debt offering of $400.0 million of senior secured notes due 2015, together with cash on hand, to redeem the $80.4 million face amount of New PIK Notes that were outstanding at that date and to repurchase the $306.0 million of floating rate notes due 2011. See note 6 to the Consolidated Financial Statements for more information regarding the proceeds of the debt offering. We also amended and restated our ABL Facility to, among other things, extend the maturity to 2014 and reduce the amount that we can borrow under that facility from $150.0 million to $110.0 million. In addition, on November 30, 2010, we fully paid off our RMB 50.0 million working capital loan due January 2011.

As previously announced on February 9, 2011, we intend to redeem, on March 25, 2011, an aggregate principal amount of $40.0 million of our outstanding Senior Secured Notes due 2015.

Based on our operating plans and current forecast expectations, we anticipate that our level of cash on hand, cash flows from operations and our borrowing capacity under our amended and restated ABL Facility will provide sufficient cash availability to meet our ongoing liquidity needs.

Balance Sheet and Cash flows

Cash and Equivalents

See the cash flow section below for a discussion of our cash balance.

Working Capital

The following table presents working capital components for 2010 and 2009:

December 31,	2010	2009	Variance In Dollars	Variance In Percent
	(Amounts in thousands, except percentages, DSO, DIO, DPO and DWC)			
Accounts receivable — net	**$ 92,101**	$ 82,424	$ 9,677	11.7%
DSO(1)	***42.0***	*40.2*		
Inventories — net	**$148,146**	$144,015	$ 4,131	2.9%
DIO(2)	***67.6***	*70.2*		
Accounts payable	**$ 59,095**	$ 55,539	$ 3,556	6.4%
DPO(3)	***27.0***	*27.1*		
Working capital(4)	**$181,152**	$170,900	$10,252	6.0%
DWC(5)	***82.6***	*83.3*		
Percentage of net sales	***22.6%***	*22.8%*		

DSO, DIO, DPO and DWC are all calculated using net sales as the denominator and a 365-day calendar year.

(1) Days sales outstanding (DSO) measures the number of days it takes to turn receivables into cash.

(2) Days inventory outstanding (DIO) measures the number of days it takes to turn inventory into cash.

(3) Days payable outstanding (DPO) measures the number of days it takes to pay the balances of our accounts payable.

(4) Working capital is defined as net accounts receivable plus net inventories less accounts payable. See "Reconciliation of Non-GAAP Financial Measures" below for the calculation of this non-GAAP financial measure and for further discussion as to the reasons we believe this non-GAAP financial measure is useful.

(5) Days working capital (DWC) measures the number of days it takes to turn our working capital into cash.

Working capital, defined as net accounts receivable plus net inventories less accounts payable, increased by $10.3 million in 2010, compared to 2009. However, as a percentage of net sales, working capital decreased to 22.6 percent in 2010, compared to 22.8 percent in 2009. This increase in working capital is primarily the result of higher accounts receivable related to higher sales in the final quarter of the year. We also saw an increase in inventories as our production levels increased to provide for optimal customer service during a time of steadily increasing customer demand. The increase in inventories was partially offset by an increase in accounts payable, which is also related to higher production levels. Our DSO also increased 4.5 percent compared to year-end 2009, which is attributable to the 6.8 percent increase in sales over the course of the year. While our inventory levels increased 2.9 percent compared to year-end 2009, we achieved a 3.7 percent reduction in our DIO compared to the prior year.

Borrowings

On February 8, 2010, we completed the refinancing of substantially all of the existing indebtedness of our wholly-owned subsidiaries Libbey Glass and Libbey Europe B.V. The refinancing included:

- the entry into an amended and restated credit agreement with respect to our ABL Facility;
- the issuance of $400.0 million in aggregate principal amount of 10.0 percent Senior Secured Notes of Libbey Glass due 2015;
- the repurchase and cancellation of all of Libbey Glass's then outstanding $306.0 million in aggregate principal amount of floating rate notes; and
- the redemption of all of Libbey Glass's then outstanding $80.4 million in aggregate principal amount 16.0 percent New PIK Notes.

We used the proceeds of the offering of the Senior Secured Notes, together with cash on hand, to fund the repurchase of the floating rate notes, the redemption of the New PIK Notes and to pay certain related fees and expenses. Upon completion of the refinancing, we recorded a gain of $71.7 million related to the redemption of the New PIK Notes. This gain was partially offset by $13.4 million representing a write-off of bank fees, discounts and a call premium on the floating rate notes, resulting in a net gain of $58.3 million as shown on the Consolidated Statements of Operations.

The following table presents our total borrowings:

	Interest Rate	Maturity Date	December 31, 2010	December 31, 2009
		(Dollars in thousands)		
Borrowings under ABL facility	floating	April 8, 2014	**$ —**	$ —
Senior Secured Notes	10.00%(1)	February 15, 2015	**400,000**	—
Floating rate notes			**—**	306,000
PIK notes(2)			**—**	80,431
Promissory note	6.00%	January, 2011 to September, 2016	**1,307**	1,492
Notes payable	floating	January, 2011	**—**	672
RMB loan contract	floating	July, 2012 to January, 2014	**37,925**	36,675
RMB working capital loan	floating	January, 2011	**—**	7,335
BES Euro line	floating	December, 2011 to December, 2013	**10,934**	14,190
Total borrowings			**450,166**	446,795
Less — unamortized discount			**6,307**	1,749
Plus — Carrying value adjustment on debt related to the Interest Rate Agreement(1)			**3,266**	—
Plus — Carrying value in excess of principal on New PIK Notes(2)			**—**	70,193
Total borrowings — net(3)(4)			**$447,125**	$515,239

(1) See "Derivatives" below and note 13 to the Consolidated Financial Statements.

(2) On October 28, 2009, we exchanged approximately $160.9 million of Old PIK Notes for approximately $80.4 million of New PIK Notes and additional common stock and warrants to purchase common stock of Libbey Inc. Under U.S. GAAP, we were required to record the New PIK Notes at their carrying value of approximately $150.6 million instead of their face value of $80.4 million. During the first quarter of 2010, we redeemed the New PIK Notes in conjunction with the refinancing of the senior floating rate notes and recognized a $71.1 million gain in gain on redemption of debt on the Consolidated Statements of Operations.

(3) Total borrowings — net includes notes payable, long-term debt due within one year and long-term debt as stated in our Consolidated Balance Sheets.

(4) See "Contractual Obligations" below for scheduled payments by period.

We had total borrowings of $450.2 million at December 31, 2010, compared to total borrowings of $446.8 million at December 31, 2009. The $3.4 million increase in borrowings was the result of the debt refinancing completed on February 8, 2010, when we used the proceeds of a $400.0 million debt offering and cash on hand to redeem the New PIK Notes and repurchase the $306.0 million Floating Rate notes. We also amended and restated the credit agreement relating to our ABL facility. See note 6 to the Consolidated Financial Statements for further details.

Of our total borrowings, $138.9 million, or approximately 30.8 percent, was subject to variable interest rates at December 31, 2010. A change of one percentage point in such rates would result in a change in interest expense of approximately $1.4 million on an annual basis.

Interest expense in 2009 included a $2.7 million charge for finance fees related to the debt exchange. Also included in interest expense is the amortization of discounts, warrants and other financing fees. Excluding the $2.7 million previously mentioned for 2009, these items amounted to $4.3 million, $4.9 million and $5.0 million for the annual periods ended December 31, 2010, December 31, 2009 and December 31, 2008, respectively.

Cash Flow

The following table presents key drivers to Free Cash Flow for 2010, 2009 and 2008:

Year Ended December 31,	2010	2009	Variance In Dollars	Variance In Percent	2009	2008	Variance In Dollars	Variance In Percent
	(Dollars in thousands, except percentages)							
Net cash provided by (used in) operating activities	**$ 47,699**	$102,148	$(54,449)	(53.3)%	$102,148	$ (1,040)	$103,188	NM
Capital expenditures	**(28,247)**	(17,005)	11,242	66.1%	(17,005)	(45,717)	(28,712)	(62.8)%
Payment of interest on New PIK Notes	**29,400**	—	(29,400)	NM	—	—	—	NM
Proceeds from asset sales and other	**—**	265	(265)	(100.0)%	265	117	148	126.5%
Free Cash Flow(1)	**$ 48,852**	$ 85,408	$(36,556)	(42.8)%	$ 85,408	$(46,640)	$132,048	283.1%

NM — Not Meaningful

(1) We believe that Free Cash Flow (which we define as net cash provided by (used in) operating activities, less capital expenditures, plus payment of interest on New PIK Notes and proceeds from asset sales and other) is a useful metric for evaluating our financial performance, as it is a measure we use internally to assess performance. See "Reconciliation of Non-GAAP Financial Measures" below for a reconciliation of net cash provided by (used in) operating activities to Free Cash Flow and a further discussion as to the reasons we believe this non-GAAP financial measure is useful.

Discussion of 2010 vs. 2009 Cash Flow

Our net cash provided by operating activities was $47.7 million in 2010, compared to $102.1 million in 2009, or a decrease of $54.4 million. The major factors impacting cash flow from operating activities were the $98.9 million improvement in net income (loss) offset by $87.7 million of items related to our debt transactions, change in cash flow impact of $51.1 million from working capital related to increased sales and production in 2010 (discussed above), an $11.6 million impact from a decrease in accrued liabilities net of prepaid expenses primarily the result of incentive compensation payments in the first quarter of 2010 and a $2.1 million decrease in non-cash depreciation and amortization that is included in the benefit from improved net income (loss). We also experienced the benefit of lower cash interest payments as a result of lower debt and improved interest rates, offset by higher cash payment of taxes as our income has improved.

Net cash used in investing activities was $36.7 million in 2010, compared to $16.7 million in 2009, or an increase of $19.9 million. This change was attributable to an $11.2 million increase in capital spending and payment of an $8.4 million call premium on floating rate notes as part of our debt refinancing.

Net cash provided by (used in) financing activities was a source of $10.7 million in 2010, compared to a use of $(43.6) million in 2009, or a swing of $54.3 million. During 2010, our proceeds from the Senior Secured Notes were only partially offset by the repurchase of our floating rate notes, the redemption of the New PIK notes and payment of debt issuance costs. The increase in cash provided by financing activities, along with cash on hand, was used to pay interest on the New PIK notes and the call premium on the floating rate notes.

At December 31, 2010, our cash balance was $76.3 million, an increase of $21.2 million from $55.1 million at December 31, 2009.

Free Cash Flow was $48.9 million in 2010, compared to $85.4 million in 2009, or a decrease of $36.6 million. The primary contributors to this increase were the changes in net cash provided by operating activities excluding the payment of interest on the New PIK Notes and the increase in capital spending as discussed above.

Discussion of 2009 vs. 2008 Cash Flow

Our net cash provided by operating activities was $102.1 million in 2009, compared to net cash used in operating activities of $1.1 million in 2008, or an increase of $103.2 million. The increase is primarily related to improvements in our results of operations, lower cash interest, higher non-cash expenses, a positive cash flow impact of $42.9 million from inventory and $24.9 million from accounts payable, and a 2008 payment of $19.6 million to Vitro related to the 2006 acquisition of Crisa which did not recur in 2009, offset by a negative cash flow impact of $22.9 million from accounts receivable when compared to 2008, and lower uses of cash for pension contributions. The cash generated from these cash flow improvements was utilized to pay down debt and increase our cash balance.

Net cash used in investing activities was $16.7 million in 2009, compared to $45.6 million in 2008, or a decrease of $28.9 million. This change was completely attributable to a reduction in capital spending.

Net cash (used in) provided by financing activities was a use of $(43.6) million in 2009, compared to a source of $25.8 million in 2008, or a swing of $69.4 million. During 2008, we utilized $28.7 million more of our capacity on the ABL Facility to fund our operations, while we made $34.2 million of repayments on that facility in 2009.

Free Cash Flow was $85.4 million in 2009, compared to $(46.6) million in 2008, or an increase of $132.0 million. The primary contributors to this increase were the changes in net cash provided by (used in) operating activities and the decrease in capital spending as discussed above.

Derivatives

In March 2010, we entered into an Interest Rate Protection Agreement (Rate Agreement) with respect to $100.0 million of debt in order to convert a portion of the Senior Secured Note fixed rate debt into floating rate debt and maintain a capital structure containing appropriate amounts of fixed and floating rate debt. In August 2010, Wells Fargo, the counterparty to the Rate Agreement, called 10 percent of the balance reducing the amount to $90.0 million. The interest rate for our borrowings related to the Rate Agreement at December 31, 2010 was 7.57 percent per year. This Rate Agreement expires on February 15, 2015. Total remaining Senior Secured Notes not covered by the Rate Agreement have a fixed interest rate of 10.0 percent. If the counterparty to this Rate Agreement was to fail to perform, the rate Agreement would no longer provide the desired result. However, we do not anticipate nonperformance by the counterparty. The counterparty was rated AA- as of December 31, 2010, by Standard and Poor's.

The fair market value for the Rate Agreement at December 31, 2010 was a $2.5 million asset. The fair value of the Rate Agreement is based on the market standard methodology of netting the discounted expected future fixed cash receipts and the discounted future variable cash payments. The variable cash payments are based on an expectation of future interest rates derived from observed market interest rate forward curves. We do not expect to cancel this agreement and expect it to mature as originally contracted.

We also use commodity futures contracts related to forecasted future North American natural gas requirements. The objective of these futures contracts is to limit the fluctuations in prices paid from adverse price movements in the underlying commodity. We consider our forecasted natural gas requirements in determining the quantity of natural gas to hedge. We combine the forecasts with historical observations to establish the percentage of forecast eligible to be hedged, typically ranging from 40 percent to 70 percent of our anticipated requirements, up to eighteen months in the future. The fair values of these instruments are determined from market quotes. At December 31, 2010, we had commodity futures contracts for 3,090,000 million British Thermal Units (BTU's) of natural gas. The fair market value for these contracts at December 31, 2010 was a $(3.2) million liability. We have hedged a portion of our forecasted transactions through June 2012. At December 31, 2009, we had commodity futures contracts for 3,610,000 million BTU's of natural gas. On that date, the fair market value of these contracts was a $(5.4) million liability. The counterparties for these derivatives were rated BBB+ or better as of December 31, 2010, by Standard & Poor's.

During December 2008, we announced the planned closure of the Syracuse China facility in early April 2009 (see note 7 to the Consolidated Financial Statements). At the time of the announcement we held natural gas contracts for the Syracuse China facility with a settlement date after March 2009 of 165,000 million British Thermal Units (BTU's). The closure of this facility rendered the forecasted transactions related to these contracts not probable of occurring. Under FASB ASC Topic 815, *Derivatives and Hedging*, when the forecasted transactions of a hedging relationship become not probable of occurring, the gains or losses that have been classified in Other Accumulated Comprehensive Loss in prior periods for those contracts affected should be reclassified into earnings. We recognized expense of $0.1 million and $0.2 million for the year ended December 31, 2010 and 2009, respectively, in other (expense) income on the Consolidated Statements of Operations relating to these contracts.

We use foreign currency contracts to manage our currency exposure, which arises from transactions denominated in a currency other than U.S. dollar, primarily associated with our Canadian dollar denominated accounts receivable. The fair values of these instruments are determined from market quotes. The values of these derivatives will change over time as cash receipts and payments are made and as market conditions change. As of December 31, 2010, we had currency contracts for $18.7 million Canadian dollars. On that date, the fair market value of these contracts was a $(0.2) million liability.

Share Repurchase Program

Since mid-1998, we have repurchased 5,125,000 shares for $141.1 million, as authorized by our Board of Directors. As of December 31, 2010, authorization remains for the purchase of an additional 1,000,000 shares. During 2010 and 2009, we did not repurchase any common stock. Our debt agreements significantly restrict our ability to repurchase additional shares.

We used a portion of the repurchased common stock to issue shares on the warrants exercised by Merrill Lynch PCG, Inc. in 2010. As of December 31, 2010, all of the repurchased shares have been issued. See notes 5, 6 and 12 to the Consolidated Financial Statements for further discussion.

Contractual Obligations

The following table presents our existing contractual obligations at December 31, 2010 and related future cash requirements:

	Payments Due by Period				
Contractual Obligations(1)	**Total**	**Less than 1 Year**	**1 - 3 Years**	**3 - 5 Years**	**More than 5 Years**
	(Dollars in thousands)				
Borrowings	$450,166	$ 3,142	$ 37,295	$409,556	$ 173
Interest payments(2)	186,392	42,554	83,760	60,075	3
Long-term operating leases	108,010	16,687	26,396	19,173	45,754
Pension and nonpension(3)	31,648	31,648	—	—	—
Long-term incentive plans	3,560	—	3,560	—	—
Total obligations	$779,776	$94,031	$151,011	$488,804	$45,930

(1) Amounts reported in local currencies have been translated at 2010 exchange rates.

(2) The obligations for interest payments are based on December 31, 2010 debt levels and interest rates.

(3) It is difficult to estimate future cash contributions as they are a function of actual investment returns, withdrawals from the plan, changes in interest rates, and other factors uncertain at this time.

In addition to the above, we have commercial commitments secured by letters of credit and guarantees. Our letters of credit outstanding at December 31, 2010, totaled $10.4 million.

The Company is unable to make a reasonably reliable estimate as to when cash settlement with taxing authorities may occur for our unrecognized tax benefits. Therefore, our liability for unrecognized tax benefits is not included in the table above. See note 8 to the Consolidated Financial Statements for additional information.

Reconciliation of Non-GAAP Financial Measures

We sometimes refer to data derived from consolidated financial information but not required by GAAP to be presented in financial statements. Certain of these data are considered "non-GAAP financial measures" under Securities and Exchange Commission (SEC) Regulation G. We believe that non-GAAP data provide investors with a more complete understanding of underlying results in our core business and trends. In addition, we use non-GAAP data internally to assess performance. Although we believe that the non-GAAP financial measures presented enhance investors' understanding of our business and performance, these non-GAAP measures should not be considered an alternative to GAAP.

Reconciliation of net income (loss) to EBIT, EBITDA and Adjusted EBITDA

Year Ended December 31,	2010	2009	2008
	(Dollars in thousands)		
Net income (loss)	**$ 70,086**	$(28,788)	$(80,463)
Add: Interest expense	**45,171**	66,705	69,720
Add: Provision for income taxes	**11,582**	2,750	6,314
Earnings (loss) before interest and income taxes (EBIT)	**126,839**	40,667	(4,429)
Add: Depreciation and amortization	**41,115**	43,166	44,430
Earnings before interest, taxes, deprecation and amortization (EBITDA)	**167,954**	83,833	40,001
Add: Special items before interest and taxes			
Gain on redemption of debt (see note 6)(6)	**(58,292)**	—	—
Pension settlement charges (see note 9)(4)	—	3,190	—
Facility closure charges (see note 7)(1)	**1,183**	3,823	29,127
Fixed asset write-down (see note 7)(2)	**2,696**	—	4,481
Write-off of Shreveport decorating assets (see note 7)	**1,315**	—	—
Expenses of secondary stock offering (see note 6)(5)	**1,047**	—	—
Insurance claim recovery	**(945)**	—	—
Goodwill and intangible impairment charges (see notes 4 and 7)(3)	**—**	—	11,890
Less: Depreciation expense included in special charges and also in depreciation and amortization above	**—**	(705)	(261)
Adjusted earnings before interest, taxes, deprecation and amortization (Adjusted EBITDA)	**$114,958**	$ 90,141	$ 85,238

(1) Facility closure charges are related to the closure of our Syracuse, New York ceramic dinnerware manufacturing facility and our Mira Loma, California distribution center.

(2) Fixed asset impairment charges are related to unutilized fixed assets at our North American Glass segment.

(3) Goodwill and intangible asset impairment charges are related to goodwill and intangible assets at our Crisal and Royal Leerdam locations.

(4) Pension settlement charges were triggered by excess lump sum distributions taken by employees.

(5) Equity offering and finance fees are related to the secondary stock offering completed in August, 2010, for which the company received no proceeds.

(6) Gain on redemption of debt relates to the net gain recorded upon redeeming $80.4 million of New PIK notes, repurchasing $306.0 million of floating rate notes and writing off bank fees, discounts and a call premium on the floating rate notes.

We define EBIT as net income before interest expense and income taxes. The most directly comparable U.S. GAAP financial measure is net income (loss).

We believe that EBIT is an important supplemental measure for investors in evaluating operating performance in that it provides insight into company profitability. Libbey's senior management uses this measure internally to measure profitability. EBIT also allows for a measure of comparability to other companies with different capital and legal structures, which accordingly may be subject to different interest rates and effective tax rates.

The non-GAAP measure of EBIT does have certain limitations. It does not include interest expense, which is a necessary and ongoing part of our cost structure resulting from debt incurred to expand operations. Because this is a material and recurring item, any measure that excludes it has a material limitation. EBIT may not be comparable to similarly titled measures reported by other companies.

We define EBITDA as net income before interest expense, income taxes, depreciation and amortization. The most directly comparable U.S. GAAP financial measure is net income (loss).

We believe that EBITDA is an important supplemental measure for investors in evaluating operating performance in that it provides insight into company profitability and cash flow. Libbey's senior management uses this measure internally to measure profitability and to set performance targets for managers. It also has been used regularly as one of the means of publicly providing guidance on possible future results. EBITDA also allows for a measure of comparability to other companies with different capital and legal structures, which accordingly may be subject to different interest rates and effective tax rates, and to companies that may incur different depreciation and amortization expenses or impairment charges.

The non-GAAP measure of EBITDA does have certain limitations. It does not include interest expense, which is a necessary and ongoing part of our cost structure resulting from debt incurred to expand operations. EBITDA also excludes depreciation and amortization expenses. Because these are material and recurring items, any measure that excludes them has a material limitation. EBITDA may not be comparable to similarly titled measures reported by other companies.

We present Adjusted EBITDA because we believe it assists investors and analysts in comparing our performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. In addition, we use Adjusted EBITDA internally to measure profitability and to set performance targets for managers.

Adjusted EBITDA has limitations as an analytical tool. Some of these limitations are:

- Adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;
- Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;
- Adjusted EBITDA does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debts;
- although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such replacements;
- Adjusted EBITDA does not reflect the impact of certain cash charges resulting from matters we consider not to be indicative of our ongoing operations; and
- other companies in our industry may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, Adjusted EBITDA should not be considered in isolation or as a substitute for performance measures calculated in accordance with GAAP.

Reconciliation of net cash provided by (used in) operating activities to Free Cash Flow

Year Ended December 31,	2010	2009	2008
	(Dollars in thousands)		
Net cash provided by (used in) operating activities	**$ 47,699**	$102,148	$ (1,040)
Less: Capital expenditures	**(28,247)**	(17,005)	(45,717)
Plus: Payment of interest on New PIK Notes	**29,400**	—	—
Plus: Proceeds from asset sales and other	**—**	265	117
Free Cash Flow	**$ 48,852**	$ 85,408	$(46,640)

We define Free Cash Flow as net cash provided by (used in) operating activities, less capital expenditures, adjusted for the payment of interest on the New PIK Notes and for proceeds from asset sales and other. The most directly comparable U.S. GAAP financial measure is net cash provided by (used in) operating activities.

We believe that Free Cash Flow is important supplemental information for investors in evaluating cash flow performance in that it provides insight into the cash flow available to fund such things as discretionary debt service, acquisitions and other strategic investment opportunities. It is a measure of performance we use to internally evaluate the overall performance of the business.

Free Cash Flow is used in conjunction with and in addition to results presented in accordance with U.S. GAAP. Free Cash Flow is neither intended to represent nor be an alternative to the measure of net cash provided by (used in) operating activities recorded under U.S. GAAP. Free Cash Flow may not be comparable to similarly titled measures reported by other companies.

Reconciliation of Working Capital

December 31,	2010	2009
	(Dollars in thousands)	
Accounts receivable -net	**$ 92,101**	$ 82,424
Plus: Inventories -net	**148,146**	144,015
Less: Accounts payable	**59,095**	55,539
Working Capital	**$181,152**	$170,900

We define working capital as net accounts receivable plus net inventories less accounts payable.

We believe that working capital is important supplemental information for investors in evaluating liquidity in that it provides insight into the availability of net current resources to fund our ongoing operations. Working capital is a measure used by management in internal evaluations of cash availability and operational performance.

Working capital is used in conjunction with and in addition to results presented in accordance with U.S. GAAP. Working capital is neither intended to represent nor be an alternative to any measure of liquidity and operational performance recorded under U.S. GAAP. Working capital may not be comparable to similarly titled measures reported by other companies.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements and related disclosures in conformity with U.S. generally accepted accounting principles requires us to make judgments, estimates and assumptions that affect the reported amounts in the Consolidated Financial Statements and accompanying notes. Note 2 to the Consolidated Financial Statements describes the significant accounting policies and methods used in their preparation. The areas described below are affected by critical accounting estimates and are impacted significantly by judgments and assumptions in the preparation of the Consolidated Financial Statements. Actual results could differ materially from the amounts reported based on these critical accounting estimates.

Revenue Recognition

Revenue is recognized when products are shipped and title and risk of loss have passed to the customer. Revenue is recorded net of returns, discounts and sales incentive programs offered to customers. We offer various incentive programs to a broad base of customers, and we record accruals for these as sales occur. These programs typically offer incentives for purchase activities by customers that include growth objectives. Criteria for payment include the achievement by customers of certain purchase targets and the purchase by customers of particular product types. Management regularly reviews the adequacy of the accruals based on current customer purchases, targeted purchases and payout levels.

Allowance for Doubtful Accounts

Our accounts receivable balance, net of reserves, was $92.1 million in 2010, compared to $82.4 million in 2009. The reserve balance was $5.5 million in 2010, compared to $7.5 million in 2009. Approximately half of the reduction in the reserve is related to the write-off of fully reserved accounts receivable. The allowance for doubtful accounts is established through charges to the provision for bad debts. We regularly evaluate the adequacy of the allowance for doubtful accounts based on historical trends in collections and write-offs, our judgment as to the probability of collecting accounts and our evaluation of business risk. This evaluation is inherently subjective, as it requires estimates that are susceptible to revision as more information becomes available. Accounts are determined to be uncollectible when the debt is deemed to be worthless or only recoverable in part and are written off at that time through a charge against the allowance.

Allowance for Slow-Moving and Obsolete Inventory

We identify slow-moving or obsolete inventories and estimate appropriate allowance provisions accordingly. We provide inventory allowances based upon excess and obsolete inventories driven primarily by future demand forecasts. At December 31, 2010, our inventories were $148.1 million, with loss provisions of $4.7 million, compared to inventories of $144.0 million and loss provisions of $4.5 million at December 31, 2009.

Asset Impairment

Fixed Assets

We assess our property, plant and equipment for possible impairment in accordance with FASB ASC Topic 360, "Property Plant and Equipment," ("FASB ASC 360"), whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable or a revision of remaining useful lives is necessary. Such indicators may include economic and competitive conditions, changes in our business plans or management's intentions regarding future utilization of the assets or changes in our commodity prices. An asset impairment would be indicated if the sum of the expected future net pretax cash flows from the use of an asset (undiscounted and without interest charges) is less than the carrying amount of the asset. An impairment loss would be measured based on the difference between the fair value of the asset and its carrying value. The determination of fair value is based on an expected present value technique in which multiple cash flow scenarios that reflect a range of possible outcomes and a risk-free rate of interest are used to estimate fair value or on a market appraisal. Projections used in the fair value determination are based on internal estimates for sales and production levels, capital expenditures necessary to maintain the projected production levels, and remaining useful life of the assets. These projections are prepared at the lowest level at which we have access to cash flow information and complete financial data for our operations, which is generally at the plant level.

Determination as to whether and how much an asset is impaired involves significant management judgment involving highly uncertain matters, including estimating the future success of product lines, future sales volumes, future selling prices and costs, alternative uses for the assets, and estimated proceeds from disposal of the assets. However, the impairment reviews and calculations are based on estimates and assumptions that take into account our business plans and long-term investment decisions. During 2010, we decided to outsource our U.S. decorating business, which represented an indicator of impairment for that asset group. Accordingly, our impairment analysis resulted in a write-down of our carrying value for those assets to the estimated fair value less cost to sell. There were no indicators of impairment noted in 2009 that required an impairment analysis to be performed for the Company's property, plant and equipment. As announced during 2008, our plans to cease production at our Syracuse China facility represented an indicator for impairment for that facility. Accordingly, our impairment analysis resulted in the write-down of our carrying value for that facility to the estimated fair value less cost to sell. During 2010, we reviewed the carrying value remaining for the Syracuse China land, which resulted in a further write-down of our carrying value for the land. We also reviewed other asset groups within our operations for indicators of impairment, and as a result recorded an impairment charge for certain fixed assets during 2010 and 2008 as disclosed in notes 5 and 7 to the Consolidated Financial Statements.

In accordance with FASB ASC 360, we also perform an impairment analysis for its definite useful lived intangible assets when factors indicating impairment are present. There were no indicators of impairment noted in 2010 or 2009 that would require an impairment analysis to be performed for our definite useful lived intangible assets.

Goodwill and Indefinite Life Intangible Assets

Goodwill at December 31, 2010 was $169.3 million, representing approximately 21 percent of total assets. Goodwill represents the excess of cost over fair value of assets acquired for each reporting unit. Our reporting units are one level below the operating segment level, which represents the lowest level of the business for which financial statements are prepared internally, and may represent a single facility (operating component) or a group of plants under a common management team. Goodwill impairment tests are completed for each reporting unit as of October 1 of each year, or more frequently in certain circumstances where impairment indicators arise. When performing our test for impairment, we use an approach which includes a discounted cash flow analysis, incorporating the weighted average cost of capital of a hypothetical third party buyer to compute the fair value of each reporting unit. These cash flow projections are based in part on sales projections for the next several years, capital spending trends and investment in working capital to support anticipated sales growth, which are updated at least annually and reviewed by management. The fair value is then compared to the carrying value. To the extent that fair value exceeds the carrying value, no impairment exists. However, to the extent the carrying value exceeds fair value, we compare the implied fair value of goodwill to its book value to determine if an impairment charge should be recorded.

The discount rates used in present value calculations are updated annually. We also use available market value information to evaluate fair value. The total of the fair values of the segments less debt was reconciled to end of year total market capitalization. The discount rates used in the 2010 goodwill impairment analysis ranged from 11.9 percent to 13.3 percent, as compared to a range of 13.7 percent to 16.0 percent used in the 2009 test. The decrease in the discount rate resulted from continued improvements in the markets when compared to the credit crisis of 2008 and 2009, which had significantly affected the financial markets and economies in the countries in which we have operations. The cash flow terminal growth rates used in the 2010 and 2009 goodwill impairment analysis ranged from 1.0 percent to 4.0 percent. Management believes these rates are reasonably conservative based upon historical growth rates and its expectations of future economic conditions in the markets in which we operate. Any changes in the discount rate or cash flow terminal growth rate would move in tandem. For example, the discount rate is lower in part due to decreased uncertainty as to our ability to meet short term and long term forecasts. As such, if we were to increase the cash flow terminal growth rate, we would also increase the discount rate.

The discounted cash flow model used to determine fair value for the goodwill analysis is most sensitive to the discount rate and terminal cash flow growth rate assumptions. A sensitivity analysis was performed on these factors for all reporting units and it was determined, assuming all other assumptions remain constant, that the discount rate used could be increased by a factor of 20 percent of the discount rate or the terminal cash flow growth rate could decrease to zero and the fair value of all reporting units with goodwill would still exceed their carrying values. Significant changes in the estimates and assumptions used in calculating the fair value of the segments and the recoverability of goodwill or differences between estimates and actual results could result in impairment charges in the future.

As of October 1, 2010 and October 1, 2009, our review did not indicate an impairment of goodwill. During the fourth quarter of 2008, the global economic environment weakened, causing an adverse effect on our business environment and our related future cash flow projections. This was considered an impairment indicator, which caused us to test for goodwill impairment as of December 31, 2008. As a result of the December 31, 2008 testing, we recorded a goodwill impairment charge of $9.4 million in 2008 at our International segment. This impairment is further disclosed in notes 4 and 7 to the Consolidated Financial Statements.

Individual indefinite life intangible assets are also evaluated for impairment on an annual basis, or more frequently in certain circumstances where impairment indicators arise. Total indefinite life intangible assets at December 31, 2010 were $12.9 million, representing 1.6 percent of total assets. When performing our test for impairment, we use a discounted cash flow method (based on a relief from royalty calculation) to compute the fair value, which is then compared to the carrying value of the indefinite life intangible asset. To the extent that fair value exceeds the carrying value, no impairment exists. This was done as of October 1st for each year presented. As of October 1, 2010 and October 1, 2009, our review did not indicate an impairment of indefinite life intangible assets. During the fourth quarter of 2008, the global economic environment weakened, causing an adverse effect on our business environment. This was an impairment trigger event, which caused us to test for impairment on our indefinite life intangible assets as of December 31, 2008. As a result of the December 31, 2008 testing, we recorded an indefinite life intangible asset impairment charge of $2.5 million in 2008 at our International segment. The announcement in December 2008 that we would be closing our Syracuse China manufacturing facility in April 2009 was an impairment trigger event for the Syracuse China reporting unit. An impairment loss for intangible assets of $0.3 million was recorded in 2008 for our Syracuse China facility. These impairments are further disclosed in notes 4 and 7 to the Consolidated Financial Statements.

Self-Insurance Reserves

We use self-insurance mechanisms to provide for potential liabilities related to workers' compensation and employee health care benefits that are not covered by third-party insurance. Workers' compensation accruals are recorded at the estimated ultimate payout amounts based on individual case estimates. In addition, we record estimates of incurred-but-not-reported losses based on actuarial models.

Although we believe that the estimated liabilities for self-insurance are adequate, the estimates described above may not be indicative of current and future losses. In addition, the actuarial calculations used to estimate self-insurance liabilities are based on numerous assumptions, some of which are subjective. We will continue to adjust our estimated liabilities for self-insurance, as deemed necessary, in the event that future loss experience differs from historical loss patterns.

Pension Assumptions

The assumptions used to determine the benefit obligations were as follows:

	U.S. Plans		Non-U.S. Plans	
	2010	**2009**	**2010**	**2009**
Discount rate	**5.50% to 5.76%**	5.62% to 5.96%	**5.40% to 8.25%**	5.50% to 8.50%
Rate of compensation increase	**2.25% to 4.50%**	2.25% to 4.50%	**2.00% to 4.30%**	2.00% to 4.30%

The assumptions used to determine net periodic pension costs were as follows:

	U.S. Plans			Non-U.S. Plans		
	2010	**2009**	**2008**	**2010**	**2009**	**2008**
Discount rate	**5.62% to 5.96%**	6.41% to 6.48%	6.16% to 6.32%	**5.50% to 8.50%**	5.70% to 8.50%	5.50% to 8.50%
Expected long-term rate of return on plan assets	**8.00%**	8.25%	8.50%	**5.75%**	6.00%	6.50%
Rate of compensation increase	**2.25% to 4.50%**	2.63% to 5.25%	3.00% to 6.00%	**2.00% to 4.30%**	2.00% to 4.30%	2.00% to 4.30%

Two critical assumptions, discount rate and expected long-term rate of return on plan assets, are important elements of plan expense and asset/liability measurement. We evaluate these critical assumptions on our annual measurement date of December 31. Other assumptions involving demographic factors such as retirement age, mortality and turnover are evaluated periodically and are updated to reflect our experience. Actual results in any given year often will differ from actuarial assumptions because of demographic, economic and other factors.

The discount rate enables us to estimate the present value of expected future cash flows on the measurement date. The rate used reflects a rate of return on high-quality fixed income investments that match the duration of expected benefit payments at our December 31 measurement date. The discount rate at December 31 is used to measure the year-end benefit obligations and the earnings effects for the subsequent year. A lower discount rate increases the present value of benefit obligations and increases pension expense.

To determine the expected long-term rate of return on plan assets, we consider the current and expected asset allocations, as well as historical and expected returns on various categories of plan assets. The expected long-term rate of return on plan assets at December 31 is used to measure the earnings effects for the subsequent year.

Sensitivity to changes in key assumptions based on year-end data is as follows:

- A change of 1.0 percent in the discount rate would change our total pension expense by approximately $4.0 million.
- A change of 1.0 percent in the expected long-term rate of return on plan assets would change total pension expense by approximately $2.4 million.

Nonpension Postretirement Assumptions

We use various actuarial assumptions, including the discount rate and the expected trend in health care costs, to estimate the costs and benefit obligations for our retiree welfare plan. The discount rate is determined based on high-quality fixed income investments that match the duration of expected retiree medical benefits at our December 31 measurement date. The discount rate at December 31 is used to measure the year-end benefit obligations and the earnings effects for the subsequent year. The discount rate used to determine the accumulated postretirement benefit obligation was:

	U.S. Plans		Non-U.S. Plans	
	2010	**2009**	**2010**	**2009**
Discount rate	**5.34%**	5.54%	**4.86%**	5.42%

The discount rate used to determine net postretirement benefit cost was:

	U.S. Plans			Non-U.S. Plans		
	2010	**2009**	**2008**	**2010**	**2009**	**2008**
Discount rate	**5.54%**	6.36%	6.16%	**5.42%**	5.89%	5.14%

The weighted average assumed health care cost trend rates at December 31 were as follows:

	U.S. Plans		Non-U.S. Plans	
	2010	**2009**	**2010**	**2009**
Initial health care trend	7.50%	8.00%	7.50%	8.00%
Ultimate health care trend	5.00%	5.00%	5.00%	5.00%
Years to reach ultimate trend rate	10	6	10	6

Sensitivity to changes in key assumptions is as follows:

- A change of 1.0 percent in the discount rate would change the nonpension postretirement expense by $0.5 million.
- A change of 1.0 percent in the health care trend rate would not have a material impact upon the nonpension postretirement expense.

Income Taxes

The company is subject to income taxes in the U.S. and various foreign jurisdictions. Management judgment is required in evaluating our tax positions and determining our provision for income taxes. Throughout the course of business, there are numerous transactions and calculations for which the ultimate tax determination is uncertain. When management believes certain tax positions may be challenged despite our belief that the tax return positions are supportable, the company establishes reserves for tax uncertainties based on estimates of whether additional taxes will be due. We adjust these reserves taking into consideration changing facts and circumstances, such as an outcome of a tax audit. The income tax provision includes the impact of reserve provisions and changes to reserves that are considered appropriate. Accruals for tax contingencies are provided for in accordance with the requirements of FASB ASC Topic 740 "Income Taxes".

Income taxes are accounted for under the asset and liability method. Deferred income tax assets and liabilities are recognized for estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and tax attribute carry-forwards. Deferred income tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. FASB ASC 740 "Income Taxes," requires that a valuation allowance be recorded when it is more likely than not that some portion or all of the deferred income tax assets will not be realized. Deferred income tax assets and liabilities are determined separately for each tax jurisdiction in which we conduct our operations or otherwise incur taxable income or losses. In the United States, China, the Netherlands and Portugal, we have recorded a valuation allowance against our deferred income tax assets.

Derivatives and Hedging

We use derivatives to manage a variety of risks, including risks related to interest rates and commodity prices. Accounting for derivatives as hedges requires that, at inception and over the term of the arrangement, the hedged item and related derivative meet the requirements for hedge accounting. The rules and interpretations related to derivatives accounting are complex. Failure to apply this complex guidance will result in all changes in the fair value of the derivative being reported in earnings, without regard to the offsetting in the fair value of the hedged item. The accompanying financial statements reflect consequences of loss of hedge accounting for certain positions.

In evaluating whether a particular relationship qualifies for hedge accounting, we first determine whether the relationship meets the strict criteria to qualify for exemption from ongoing effectiveness testing. For a relationship that does not meet these criteria, we test effectiveness at inception and quarterly thereafter by determining whether changes in the fair value of the derivative offset, within a specified range, change the fair value of the hedged item. If the fair value changes fail this test, we discontinue applying hedge accounting to that relationship prospectively. See note 13 to the Consolidated Financial Statements.

Stock-Based Compensation Expense

We account for stock-based compensation in accordance with FASB ASC 718, "Compensation — Stock Compensation" and FASB ASC 505-50, "Equity — Equity Based Payments to Non-Employees", which requires the measurement and recognition of compensation expense for all share-based payment awards made to our employees and directors. Stock-based compensation expense recognized under FASB ASC 718 and FASB ASC 050-50 for fiscal 2010, 2009 and 2008 was $3.5 million, $2.4 million and $3.5 million, respectively.

We estimate the value of employee share-based compensation on the date of grant using the Black-Scholes model. The determination of fair value of share-based payment awards on the date of grant using an option-pricing model is affected by our stock price as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to, the expected stock price volatility over the term of the award, and actual and projected employee stock option exercise behaviors. The use of the Black-Scholes model requires extensive actual employee exercise behavior data and a number of complex assumptions including expected volatility, risk-free interest rate, and expected dividends. See note 12 of the Consolidated Financial Statements for additional information.

Restructuring

Accruals have been recorded in conjunction with our restructuring actions. These accruals include estimates primarily related to facility consolidations and closures, employment reductions and contract termination costs. Actual costs may vary from these estimates. Restructuring-related accruals are reviewed on a quarterly basis, and changes to restructuring actions are appropriately recognized when identified.

Legal and other contingencies

We are involved from time to time in various legal proceedings and claims, including commercial or contractual disputes, product liability claims and environmental and other matters, that arise in the normal course of business. We routinely assess the likelihood of any adverse judgments or outcomes related to these matters, as well as ranges of probable losses, by consulting with internal personnel principally involved with such matters and with our outside legal counsel handling such matters. We have accrued for estimated losses in accordance with GAAP for those matters where we believe that the likelihood that a loss has occurred is probable and the amount of the loss is reasonably estimable. The determination of the amount of such reserves is based on knowledge and experience with regard to past and current matters and consultation with internal personnel principally involved with such matters and with our outside legal counsel handling such matters. The amount of such reserves may change in the future due to new developments or changes in circumstances. The inherent uncertainty related to the outcome of these matters can results in amounts materially different from any provisions made with respect to their resolution.

New Accounting Standards

On July 1, 2009 the FASB Accounting Standards Codification™ ("FASB ASC") became the single source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. The Codification is not intended to change U.S. GAAP; instead, it reorganized the various U.S. GAAP pronouncements into approximately 90 accounting Topics, and displays all Topics using a consistent structure. The Codification was effective for financial statements issued for interim and annual periods ending after September 15, 2009. Accordingly, in our discussion of New Accounting Standards below, we have incorporated references to the Codification Topics.

In September 2006, the FASB issued guidance contained in FASB ASC 820, "Fair Value Measurements and Disclosures." This guidance defines fair value, establishes a framework for measuring fair value, and expands disclosure about fair value measurements. This guidance clarifies how to measure fair value as permitted under other accounting pronouncements but does not require any new fair value measurements. In February 2008, the FASB issued additional guidance contained in FASB ASC 820, which delays until January 1, 2009 the effective date of this guidance for nonfinancial assets and liabilities, except for those that are recognized or disclosed at fair value in the financial statements on a recurring basis. In October 2008, the FASB issued additional guidance which clarifies the application of FASB ASC 820 as it relates to the valuation of financial assets in a market that is not active for those financial assets. This guidance was effective upon issuance. We adopted FASB ASC 820 as of January 1, 2008, but had not applied it to non-recurring, nonfinancial assets and liabilities. The adoption of FASB ASC 820 had no impact on our consolidated results of operations and financial condition. We adopted FASB ASC 820 for nonfinancial assets and liabilities as of January 1, 2009. The adoption of FASB ASC 820 for nonfinancial assets and liabilities did not have a material impact on our Consolidated Financial Statements. See notes 6, 13, and 15 of the Consolidated Financial Statements for additional information.

In March 2008, the FASB issued guidance contained in FASB ASC 815, "Derivatives and Hedging", which requires additional disclosures about the objectives of the derivative instruments and hedging activities, the method of accounting for such instruments, and a tabular disclosure of the effects of such instruments and related hedged items on our financial position, financial performance, and cash flows. FASB ASC 815 encourages, but does not require, comparative disclosures for earlier periods at initial adoption. This guidance was effective for Libbey on January 1, 2009. Adoption of this guidance did not have a material impact on our Consolidated Financial Statements. See note 13 of the Consolidated Financial Statements for additional information.

In April 2008, the FASB issued guidance contained in FASB ASC 350-30, "Intangibles — Goodwill and Other — General Intangibles Other than Goodwill," which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, "Goodwill and Other Intangible Assets." This guidance was effective for Libbey on January 1, 2009. The adoption of this guidance did not have a material impact on our Consolidated Financial Statements.

In June 2008, the FASB issued guidance contained in FASB ASC 815-40, "Derivatives and Hedging — Contracts in Entity's Own Equity." This guidance provides that an entity should use a two-step approach to evaluate whether an equity-linked financial instrument (or embedded feature) is indexed to its own stock, including evaluating the instrument's contingent exercise and settlement provisions. It also clarifies the impact of foreign currency denominated strike prices and market-based employee stock option valuation instruments on the evaluation. This guidance was effective for Libbey on January 1, 2009. The adoption of this guidance did not have any impact on our Consolidated Financial Statements.

In June 2008, the FASB issued guidance contained in FASB ASC 260, "Earnings Per Share." This guidance addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting and, therefore, need to be included in the earnings allocation in computing earnings per share (EPS) under the two-class method. This guidance was effective for Libbey on January 1, 2009, and requires that all prior period EPS data is adjusted retrospectively. The adoption of this guidance did not have a material impact on our Consolidated Financial Statements.

In December 2008, the FASB issued guidance contained in FASB ASC 715-20, "Compensation — Retirement Benefits," to provide guidance on an employer's disclosures about plan assets of a defined benefit pension or other postretirement plan. This guidance is effective for Libbey for the year ended December 31, 2009. This guidance required increased disclosures in the financial statements related to the assets of our pension and other postretirement benefit plans. See notes 9 and 10 of the Consolidated Financial Statements for additional information.

In May 2009, the FASB issued guidance contained in FASB ASC 855, "Subsequent Events," to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. This guidance was effective for interim or annual financial periods ending after June 15, 2009. We have evaluated and, as necessary, made changes to these Consolidated Financial Statements for the events. In February, 2010, the FASB issued Accounting Standards Update 2010-09 — "Subsequent Events" which removed the requirement to disclose the date through which subsequent events had been considered for disclosure. This update was effective upon issuance.

In August 2009, the FASB issued Accounting Standards Update 2009-5 "Fair Value Measurements and Disclosures (Topic 820): Measuring Liabilities at Fair Value ("ASU 2009-5.") The objective of ASU 2009-5 is to provide clarification for the determination of fair value of liabilities in circumstances in which a quoted price in an active market for the identical liability is not available. The amendments in this update apply to all entities that measure liabilities at fair value within the scope of Topic 820. ASU 2009-5 was effective for the first reporting period (including interim periods) beginning after issuance, which for Libbey was the fourth quarter of 2009. The adoption of ASU 2009-5 did not have a material impact on our Consolidated Financial Statements.

In January 2010, the FASB issued Accounting Standards Update 2010-06 "Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements" ("ASU 2010-06"). ASU 2010-06 requires new disclosures regarding the amounts transferring between the various Levels within the fair value hierarchy, and increased disclosures regarding the activities impacting the balance of items classified in Level 3 of the fair value hierarchy. In addition, ASU 2010-06 clarifies increases in existing disclosure requirements for classes of assets and liabilities carried at fair value, and regarding the inputs and valuation techniques used to arrive at the fair value measurements for items classified as Level 2 or Level 3 in the fair value hierarchy. The new disclosure requirements of ASU 2010-06 were effective for Libbey in the first quarter of 2010, except for certain disclosures regarding the activities within Level 3 fair value measurements, which are effective for Libbey in the first quarter of 2011. The adoption of ASU 2010-06 did not have a material impact on our Consolidated Financial Statements.

In April 2010, the FASB issued Accounting Standards Update 2010-13 "Compensation — Stock Compensation (Topic 718): Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades — A consensus of the FASB Emerging Issues Task Force" ("ASU 2010-13"). The provisions of ASU 2010-13 affect entities with equity awards which, because of their characteristics, have been classified as liabilities. This guidance applies to interim and annual periods beginning after December 15, 2010, and will not impact our Consolidated Financial Statements as our stock awards are classified as equity.

In July 2010, the FASB issued Accounting Standards Update 2010-20 "Receivables (Topic 310): Disclosure about the Credit Quality of Financing Receivables and the Allowance for Credit Losses" ("ASU 2010-20"). The amendments in this update affect all entities with financing receivables, generally excluding short-term trade accounts receivable or receivables measured at fair value or lower of cost or fair value. This update also requires additional disclosure of certain types of receivables, and disclosures of policies related to measurement and valuation of the receivables and related reserves. The effectiveness of this update was delayed until periods ending after June 15, 2011 by Update No. 2011-01. We do not expect the provisions of this update to have any impact on our Consolidated Financial Statements.

In December 2010, the FASB issued Accounting Standards Update 2010-28 "Intangibles — Goodwill and Other (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts (a consensus of the FASB Emerging Issues Task Force)" ("ASU 2010-28"). ASU 2010-28 addresses the decision process involved in testing for impairment of goodwill when the carrying value of a reporting unit is zero or less. The provisions of this update are effective for periods beginning after December 15, 2010. We do not expect the provisions of this update to have any impact on our Consolidated Financial Statements or on our process of testing for potential impairment of goodwill.

In December 2010, the FASB issued Accounting Standards Update 2010-29 "Business Combinations (Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations (a consensus of the FASB Emerging Issues Task Force)" ("ASU 2010-29"). ASU 2010-29 clarifies the extent to which pro-forma historical information must be prepared and presented in comparative financial statements for periods following a merger or acquisition. The amendments in this Update specify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. ASU 2010-29 also expands the supplemental pro forma disclosures under Topic 805 to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. For Libbey, the required disclosures are effective for combinations with acquisition dates during or after 2011. The impact on our Consolidated Financial Statements will depend on the nature and timing of any potential future business combinations.

ITEM 7A. *QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK*

Currency

We are exposed to market risks due to changes in currency values, although the majority of our revenues and expenses are denominated in the U.S. dollar. The currency market risks include devaluations and other major currency fluctuations relative to the U.S. dollar, euro, RMB or Mexican peso that could reduce the cost competitiveness of our products compared to foreign competition.

Interest Rates

We have an Interest Rate Agreement (Rate Agreement) with respect to $90.0 million of debt in order to convert a portion of the Senior Secured Note fixed rate debt into floating rate debt and maintain a capital structure containing appropriate amounts of fixed and floating rate debt. The interest rate for our borrowings related to the Rate Agreement at December 31, 2010 is 7.57 percent per year. The Rate Agreement expires on February 15, 2015. Total remaining Senior Secured Notes not covered by the Rate Agreement have a fixed interest rate of 10.0 percent. If the counterparty to the Rate Agreement was to fail to perform, the Rate Agreement would no longer provide the desired results. However, we do not anticipate nonperformance by the counterparty. The counterparty was rated AA- as of December 31, 2010, by Standard and Poor's. Of our total borrowings, $138.9 million, or approximately 31 percent, was subject to variable interest rates at December 31, 2010. A change of one percentage point in such rates would result in a change in interest expense of approximately $1.4 million on an annual basis.

Natural Gas

We are also exposed to market risks associated with changes in the price of natural gas due to either general market forces, or in the case of our operations in China, by government mandate. We use commodity futures contracts related to forecasted future North American natural gas requirements of our manufacturing operations. The objective of these futures contracts is to limit the fluctuations in prices paid in the underlying natural gas commodity. We consider the forecasted natural gas requirements of our manufacturing operations in determining the quantity of natural gas to hedge. We combine the forecasts with historical observations to establish the percentage of forecast eligible to be hedged, typically ranging from 40 percent to 70 percent of our anticipated requirements, up to eighteen months in the future. For our natural gas requirements that are not hedged, we are subject to changes in the price of natural gas, which affect our earnings and cash flows. If the counterparties to these futures contracts were to fail to perform, we would no longer be protected from natural gas fluctuations by the futures contracts. However, we do not anticipate nonperformance by these counterparties. All counterparties were rated BBB+ or better as of December 2010 by Standard and Poor's.

Retirement Plans

We are exposed to market risks associated with changes in the various capital markets. Changes in long-term interest rates affect the discount rate that is used to measure our benefit obligations and related expense. Changes in the equity and debt securities markets affect the performance of our pension plans' asset and related pension expense and cash funding requirements. Sensitivity to these key market risk factors is as follows:

- A change of 1.0 percent in the discount rate would change our total pension and nonpension postretirement expense by approximately $4.5 million.
- A change of 1.0 percent in the expected long-term rate of return on plan assets would change total pension expense by approximately $2.4 million.

ITEM 8. *FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA*

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Libbey Inc.

We have audited the accompanying consolidated balance sheets of Libbey Inc. as of December 31, 2010 and 2009, and the related consolidated statements of operations, shareholders' equity (deficit), and cash flows for each of the three years in the period ended December 31, 2010. Our audits also included the financial statement schedule listed in the Index at Item 15. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Libbey Inc. at December 31, 2010 and 2009, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Libbey Inc.'s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 14, 2011 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Toledo, Ohio
March 14, 2011

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Libbey Inc.

We have audited Libbey Inc.'s internal control over financial reporting as of December 31, 2010 based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Libbey Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Libbey Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Libbey Inc. as of December 31, 2010 and 2009, and the related consolidated statements of operations, shareholders' equity (deficit), and cash flows for each of the three years in the period ended December 31, 2010 and our report dated March 14, 2011 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Toledo, Ohio
March 14, 2011

Libbey Inc.

Consolidated Balance Sheets

December 31,	Footnote Reference	2010	2009
	(Dollars in thousands, except per-share amounts)		
ASSETS			
Current assets:			
Cash & cash equivalents		**$ 76,258**	$ 55,089
Accounts receivable — net	*(note 3)*	**92,101**	82,424
Inventories — net	*(note 3)*	**148,146**	144,015
Prepaid and other current assets	*(notes 3 & 8)*	**6,437**	8,484
Total current assets		**322,942**	290,012
Other assets:			
Pension asset	*(note 9)*	**12,767**	9,454
Purchased intangible assets — net	*(notes 4 & 7)*	**23,134**	24,861
Goodwill	*(notes 4 & 7)*	**169,340**	168,320
Derivative asset	*(notes 13 & 15)*	**2,589**	—
Other assets	*(notes 3, 13 & 15)*	**17,802**	8,854
Total other assets		**225,632**	211,489
Property, plant, and equipment — net	*(notes 5 & 7)*	**270,397**	290,013
Total assets		**$ 818,971**	$ 791,514
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)			
Current liabilities:			
Notes payable	*(note 6)*	**$ —**	$ 672
Accounts payable		**59,095**	55,539
Salaries and wages		**32,087**	34,064
Accrued liabilities	*(note 3)*	**51,211**	35,699
Accrued special charges	*(note 7)*	**768**	1,016
Accrued income taxes	*(note 8)*	**3,121**	—
Pension liability (current portion)	*(note 9)*	**2,330**	1,984
Nonpension postretirement benefits (current portion)	*(note 10)*	**5,017**	4,363
Derivative liability	*(notes 13 & 15)*	**3,392**	3,346
Deferred income taxes	*(note 8)*	**—**	3,559
Long-term debt due within one year	*(note 6)*	**3,142**	9,843
Total current liabilities		**160,163**	150,085
Long-term debt	*(note 6)*	**443,983**	504,724
Pension liability	*(note 9)*	**115,521**	119,727
Nonpension postretirement benefits	*(note 10)*	**67,737**	64,780
Deferred income taxes	*(note 8)*	**8,376**	6,226
Derivative liability	*(notes 13 & 15)*	**—**	2,061
Other long-term liabilities	*(notes 3, 13 & 15)*	**11,925**	10,818
Total liabilities		**807,705**	858,421
Shareholders' equity (deficit):			
Common stock, par value $.01 per share, 50,000,000 shares authorized, 19,682,506 shares issued in 2010(18,697,630 shares issued in 2009)		**197**	187
Capital in excess of par value (includes warrants of $1,034 and $15,560 in 2010 and 2009, respectively, and 485,309 shares and 3,952,165 shares in 2010 and 2009, respectively)		**300,692**	324,272
Treasury stock, at cost, 0 shares in 2010 (2,599,769 shares in 2009)		**—**	(70,298)
Retained deficit		**(178,677)**	(205,344)
Accumulated other comprehensive loss	*(note 14)*	**(110,946)**	(115,724)
Total shareholders' equity (deficit)		**11,266**	(66,907)
Total liabilities and shareholders' equity (deficit)		**$ 818,971**	$ 791,514

See accompanying notes

Libbey Inc.

Consolidated Statements of Operations

Year Ended December 31,	Footnote Reference	2010	2009	2008
	(Dollars in thousands, except per-share amounts)			
Net sales	*(note 2)*	**$799,794**	$748,635	$810,207
Freight billed to customers		**1,790**	1,605	2,422
Total revenues		**801,584**	750,240	812,629
Cost of sales	*(notes 2 & 7)*	**633,571**	617,095	703,292
Gross profit		**168,013**	133,145	109,337
Selling, general and administrative expenses	*(note 7)*	**97,390**	94,900	88,451
Impairment of goodwill	*(note 7)*	**—**	—	9,434
Special charges	*(note 7)*	**1,802**	1,631	17,000
Income (loss) from operations		**68,821**	36,614	(5,548)
Gain on redemption of debt	*(note 6)*	**58,292**	—	—
Other (expense) income	*(note 7)*	**(274)**	4,053	1,119
Earnings (loss) before interest and income taxes		**126,839**	40,667	(4,429)
Interest expense	*(note 6)*	**45,171**	66,705	69,720
Income (loss) before income taxes		**81,668**	(26,038)	(74,149)
Provision for income taxes	*(note 8)*	**11,582**	2,750	6,314
Net income (loss)		**$ 70,086**	$ (28,788)	$ (80,463)
Net income (loss) per share:				
Basic	*(note 11)*	**$ 3.97**	$ (1.90)	$ (5.48)
Diluted	*(note 11)*	**$ 3.51**	$ (1.90)	$ (5.48)
Weighted average shares:				
Outstanding	*(note 11)*	**17,668**	15,149	14,672
Diluted	*(note 11)*	**19,957**	15,149	14,672

See accompanying notes

Libbey Inc.

Consolidated Statements of Shareholders' Equity (Deficit)

	Common Stock Amount(1)	Capital in Excess of Par Value	Treasury Stock Amount(1)	Retained Deficit	Accumulated Other Comprehensive Loss (note 14)	Total
		(Dollars in thousands, except per-share amounts)				
Balance December 31, 2007	$187	$306,874	$(110,780)	$ (60,689)	$ (42,477)	$ 93,115
Comprehensive loss:						
Net loss				(80,463)		(80,463)
Effect of derivatives — net of tax					(10,300)	(10,300)
Pension and other postretirement benefit adjustments — net of tax *(notes 9 and 10)*					(58,607)	(58,607)
Effect of exchange rate fluctuation					(4,402)	(4,402)
Total comprehensive loss *(note 14)*						(153,772)
Stock compensation expense *(note 12)*		3,466				3,466
Stock issued from treasury		(1,065)	4,369	(2,536)		768
Dividends — $0.10 per share				(1,466)		(1,466)
Balance December 31, 2008	187	309,275	(106,411)	(145,154)	(115,786)	(57,889)
Comprehensive loss:						
Net loss				(28,788)		(28,788)
Effect of derivatives — net of tax					12,440	12,440
Pension and other postretirement benefit adjustments — net of tax *(notes 9 and 10)*					(13,479)	(13,479)
Effect of exchange rate fluctuation					1,101	1,101
Total comprehensive loss *(note 14)*						(28,726)
Stock compensation expense *(note 12)*		2,419				2,419
Equity issuance costs (note 6)		(1,800)				(1,800)
Stock issued from treasury		(148)	36,113	(31,402)		4,563
Issuance of warrants (note 6)		14,526				14,526
Balance December 31, 2009	**$187**	**324,272**	**(70,298)**	**(205,344)**	**(115,724)**	**(66,907)**
Comprehensive income:						
Net income				**70,086**		**70,086**
Effect of derivative- net of tax					**3,049**	**3,049**
Pension and other postretirement benefit adjustments — net of tax (notes 9 and 10)					**9,722**	**9,722**
Effect of exchange rate fluctuation					**(7,993)**	**(7,993)**
Total comprehensive income (note 14)						**74,864**
Stock compensation expense (note 12)		**3,496**				**3,496**
Equity issuance costs (note 6)		**145**				**145**
Stock issued from treasury		**(1,495)**	**2,302**	**(1,262)**		**(455)**
Exercise of stock options (note 12)		**88**				**88**
Exercise of warrants (note 6)	**10**	**(25,814)**	**67,996**	**(42,157)**		**35**
Balance December 31, 2010	**$197**	**$300,692**	**$ —**	**$(178,677)**	**$(110,946)**	**$ 11,266**

(1) Share amounts are as follows:

	Common Stock Shares	Treasury Stock Shares	Total
Balance December 31, 2007	18,697,630	4,133,074	14,564,556
Stock issued from treasury	—	(165,588)	165,588
Balance December 31, 2008	18,697,630	3,967,486	14,730,144
Stock issued from treasury	—	(1,367,717)(1)	1,367,717
Balance December 31, 2009	**18,697,630**	**2,599,769**	**16,097,861**
Stock issued from treasury	**—**	**(2,599,769)**(1)	**2,599,769**
Stock options and warrants exercised	**984,876**	— (1)	**984,876**
Balance December 31, 2010	**19,682,506**	—	**19,682,506**

(1) 0.9 million shares and 3.5 million shares were issued to the holder of PIK Notes in 2009 and 2010, respectively. See note 6 for details.

See accompanying notes

Libbey Inc.

Consolidated Statements of Cash Flows

Year Ended December 31,	Footnote Reference	2010	2009	2008
		(Dollars in thousands)		
Operating activities:				
Net income (loss)		**$ 70,086**	$ (28,788)	$(80,463)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:				
Depreciation and amortization	*(notes 4 & 5)*	**41,115**	43,166	44,430
Loss on sale of assets		**343**	323	101
Change in accounts receivable		**(11,210)**	(6,430)	16,518
Change in inventories		**(6,654)**	40,834	(2,027)
Change in accounts payable		**4,955**	3,828	(21,106)
Accrual of interest on Old PIK notes	*(note 6)*	**—**	11,916	21,249
Income taxes	*(note 8)*	**1,801**	(93)	9,275
Special charges	*(note 7)*	**3,507**	(1,728)	46,326
Change in Vitro payable	*(note 4)*	**—**	—	(19,575)
Gain on redemption of New PIK notes	*(note 6)*	**(71,693)**	—	—
Payment of interest on New PIK notes	*(note 6)*	**(29,400)**	—	—
Call premium payment on floating rate notes	*(note 6)*	**8,415**	—	—
Write-off of bank fees & discounts on old ABL and floating rate notes	*(note 6)*	**4,986**	—	—
Pension and postretirement	*(notes 9 & 10)*	**5,200**	5,331	(18,604)
Accrued interest and amortization of discounts, warrants and financing fees		**17,391**	12,945	4,165
Accrued liabilities and prepaid expenses		**3,344**	14,920	(4,988)
Stock option expense		**3,496**	2,438	3,558
Other operating activities		**2,017**	3,486	101
Net cash provided by (used in) operating activities		**47,699**	102,148	(1,040)
Investing activities:				
Additions to property, plant and equipment		**(28,247)**	(17,005)	(45,717)
Call premium on floating rate notes	*(note 6)*	**(8,415)**	—	—
Proceeds from asset sales and other		**—**	265	117
Net cash used in investing activities		**(36,662)**	(16,740)	(45,600)
Financing activities:				
Net borrowings/(repayments) on ABL credit facility	*(note 6)*	**—**	(34,169)	28,693
Other repayments	*(note 6)*	**(10,610)**	(5,225)	(1,399)
Other borrowings	*(note 6)*	**215**	—	—
Floating rate notes payments	*(note 6)*	**(306,000)**	—	—
New PIK note payment	*(note 6)*	**(51,031)**	—	—
Proceeds from senior notes	*(note 6)*	**392,328**	—	—
Debt issuance costs and other	*(note 6)*	**(14,199)**	(4,171)	—
Dividends paid		**—**	—	(1,466)
Net cash provided by (used in) financing activities		**10,703**	(43,565)	25,828
Effect of exchange rate fluctuations on cash		**(571)**	(58)	(2,423)
Increase (decrease) in cash		**21,169**	41,785	(23,235)
Cash & equivalents at beginning of year		**55,089**	13,304	36,539
Cash & equivalents at end of year		**$ 76,258**	$ 55,089	$ 13,304
Supplemental disclosure of cash flows information:				
Cash paid during the year for interest		**$ 27,822**	$ 39,221	$ 42,888
Cash paid (refunded) during the year for income taxes		**$ 8,830**	$ 3,133	$ (2,276)

Supplemental disclosure of non-cash financing activities:

On October 28, 2009, we issued notes to an investor for approximately $80.4 million, along with 933,145 shares of company stock and warrants to purchase an additional 3,466,856 shares of company stock at $0.01 per share, in exchange for existing notes with a balance of approximately $160.9 million. During 2010, the New PIK notes were redeemed, resulting in the recognition of a gain of $71.7 million. The gain was offset by $13.4 million of expense related to the refinancing of the floating rate notes, resulting in a net gain of $58.3 million on the Consolidated Statements of Operations. See note 6 for additional information regarding this transaction.

See accompanying notes

1. Description of the Business

Libbey is the leading producer of glass tableware products in the Western Hemisphere, in addition to supplying to key markets throughout the world. We produce glass tableware in five countries and sell to customers in over 100 countries. We have the largest manufacturing, distribution and service network among glass tableware manufacturers in the Western Hemisphere and are one of the largest glass tableware manufacturers in the world. We design and market an extensive line of high-quality glass tableware, ceramic dinnerware, metal flatware, hollowware and serveware, and plastic items to a broad group of customers in the foodservice, retail and business-to-business markets. We own and operate two glass tableware manufacturing plants in the United States as well as glass tableware manufacturing plants in the Netherlands, Portugal, China and Mexico. We also own and operate a plastics plant in Wisconsin. Prior to April 2009, we owned and operated a ceramic dinnerware plant in New York (see note 7 on closure effective April, 2009). In addition, we import products from overseas in order to complement our line of manufactured items. The combination of manufacturing and procurement allows us to compete in the global tableware market by offering an extensive product line at competitive prices.

2. Significant Accounting Policies

Basis of Presentation The Consolidated Financial Statements include Libbey Inc. and its majority-owned subsidiaries (collectively, Libbey or the Company). Our fiscal year end is December 31st. All material intercompany accounts and transactions have been eliminated. The preparation of financial statements and related disclosures in conformity with United States generally accepted accounting principles (U.S. GAAP) requires management to make estimates and assumptions that affect the amounts reported in the Consolidated Financial Statements and accompanying notes. Actual results could differ materially from management's estimates.

Consolidated Statements of Operations Net sales in our Consolidated Statements of Operations include revenue earned when products are shipped and title and risk of loss have passed to the customer. Revenue is recorded net of returns, discounts and incentives offered to customers. Cost of sales includes costs to manufacture and/or purchase products, warehouse, shipping and delivery costs, royalty expense and other costs.

Revenue Recognition Revenue is recognized when products are shipped and title and risk of loss have passed to the customer. Revenue is recorded net of returns, discounts and incentives offered to customers. We estimate returns, discounts and incentives at the time of sale based on the terms of the agreements, historical experience and forecasted sales. We continually evaluate the adequacy of these methods used to estimate returns, discounts and incentives.

Cash and cash equivalents The Company considers all highly liquid investments purchased with an original or remaining maturity of less than three months at the date of purchase to be cash equivalents. Cash and cash equivalents are maintained with various financial institutions.

Accounts Receivable and Allowance for Doubtful Accounts We record trade receivables when revenue is recorded in accordance with our revenue recognition policy and relieve accounts receivable when payments are received from customers. The allowance for doubtful accounts is established through charges to the provision for bad debts. We regularly evaluate the adequacy of the allowance for doubtful accounts based on historical trends in collections and write-offs, our judgment as to the probability of collecting accounts and our evaluation of business risk. This evaluation is inherently subjective, as it requires estimates that are susceptible to revision as more information becomes available. Accounts are determined to be uncollectible when the debt is deemed to be worthless or only recoverable in part and are written off at that time through a charge against the allowance.

Inventory Valuation Inventories are valued at the lower of cost or market. The last-in, first-out (LIFO) method was used for our U.S. glass inventories, which represented 31.8 percent and 31.9 percent of our total inventories in 2010 and 2009, respectively. The remaining inventories are valued using either the first-in, first-out (FIFO) or average cost method. For those inventories valued on the LIFO method, the excess of FIFO cost over LIFO, was $16.5 million for both 2010 and 2009.

Purchased Intangible Assets and Goodwill FASB ASC Topic 350 — "Intangibles-Goodwill and other" ("FASB ASC 350") requires goodwill and purchased indefinite life intangible assets to be reviewed for impairment annually, or more frequently if impairment indicators arise. Intangible assets with lives restricted by contractual, legal or other means will continue to be amortized over their useful lives. As of October 1st of each year, we update our separate impairment evaluations for both goodwill and indefinite life intangible assets. In 2010 and 2009, our October 1st assessment did not indicate any impairment of goodwill or indefinite life intangibles. There were also no indicators of impairment at December 31, 2010. However, in the fourth quarter of 2008, we identified certain indicators of impairment of goodwill and purchased intangible assets of $11.9 million in our International segment and $0.3 million related to our Syracuse China subsidiary. For further disclosure on goodwill and intangibles, see note 4.

Software We account for software in accordance with FASB ASC 350. Software represents the costs of internally developed and purchased software packages for internal use. Capitalized costs include software packages, installation and/or internal labor costs. These costs generally are amortized over a five-year period.

Property, Plant and Equipment Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally 3 to 14 years for equipment and furnishings and 10 to 40 years for buildings and improvements. Maintenance and repairs are expensed as incurred.

Long-lived assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Measurement of an impairment loss for long-lived assets that we expect to hold and use is based on the fair value of the asset. Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell. In 2010, we wrote down decorating assets in our Shreveport, Louisiana facility as a result of our decision to outsource our U.S. decorating business and certain after-processing equipment within our North American Glass segment. Due to the announcement of our closure of our Syracuse China manufacturing facility and our Mira Loma distribution center, we wrote down the values of certain assets to fair value in 2008 and recorded adjustments to these write-downs in 2009 and 2010. See note 7 for further disclosure.

Self-Insurance Reserves Self-Insurance reserves reflect the estimated liability for group health and workers' compensation claims not covered by third-party insurance. We accrue estimated losses based on actuarial models and assumptions as well as our historical loss experience. Workers' compensation accruals are recorded at the estimated ultimate payout amounts based on individual case estimates. In addition, we record estimates of incurred-but-not-reported losses based on actuarial models.

Pension and Nonpension Postretirement Benefits We account for pension and nonpension postretirement benefits in accordance with FASB ASC Topic 758 — "Compensation-Retirement Plans" ("FASB ASC 758"). FASB ASC 758 requires recognition of the over-funded or under-funded status of pension and other postretirement benefit plans on the balance sheet. Under FASB ASC 758, gains and losses, prior service costs and credits and any remaining prior transaction amounts that have not yet been recognized through net periodic benefit cost are recognized in accumulated other comprehensive income, net of tax effect where appropriate.

The U.S. pension plans cover most hourly U.S.-based employees (excluding new hires at Shreveport after 2008 and employees hired at Toledo after September 30, 2010) and those salaried U.S.-based employees hired before January 1, 2006. The non-U.S. pension plans cover the employees of our wholly-owned subsidiaries Royal Leerdam, located in the Netherlands, and Crisa, located in Mexico, and our Canadian employees. For further discussion see note 9.

We also provide certain postretirement health care and life insurance benefits covering substantially all U.S. and Canadian salaried and non-union hourly employees hired before January 1, 2004 and a majority of our union hourly employees (excluding employees hired at Shreveport after 2008 and employees hired at Toledo after September 30, 2010). Employees are generally eligible for benefits upon reaching a certain age and completion of a specified number of years of creditable service. Benefits for most hourly retirees are determined by collective bargaining. Under a cross-indemnity agreement, Owens-Illinois, Inc. assumed liability for the nonpension postretirement benefit of our retirees who had retired as of June 24, 1993. Therefore, the benefits related to these retirees are not included in our liability. For further discussion see note 10.

Income Taxes Income taxes are accounted for under the asset and liability method. Deferred income tax assets and liabilities are recognized for estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and tax attribute carry-forwards. Deferred income tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. FASB ASC Topic 740, "Income Taxes" ("FASB ASC 740") requires that a valuation allowance be recorded when it is more likely than not that some portion or all of the deferred income tax assets will not be realized.

Deferred income tax assets and liabilities are determined separately for each tax jurisdiction in which we conduct our operations or otherwise incur taxable income or losses. In the United States, China, the Netherlands and Portugal, we have recorded a valuation allowance against our deferred income tax assets.

Derivatives We account for derivatives in accordance with FASB ASC Topic 815 "Derivatives and Hedging" ("FASB ASC 815"). We hold derivative financial instruments to hedge certain of our interest rate risks associated with long-term debt, commodity price risks associated with forecasted future natural gas requirements and foreign exchange rate risks associated with occasional transactions denominated in a currency other than the U.S. dollar. These derivatives (except for the foreign currency contracts and some natural gas contracts at Syracuse China) qualify for hedge accounting since the hedges are highly effective, and we have designated and documented contemporaneously the hedging relationships involving these derivative instruments. While we intend to continue to meet the conditions for hedge accounting, if hedges do not qualify as highly effective or if we do not believe that forecasted transactions would occur, the changes in the fair value of the derivatives used as hedges would be reflected in earnings. Cash flows from fair value hedges of debt and short-term forward exchange contracts are classified as an operating activity. Cash flows of currency swaps, interest rate swaps, and commodity futures contracts are classified as operating activities. See additional discussion at note 13.

Foreign Currency Translation Assets and liabilities of non-U.S. subsidiaries that operate in a local currency environment, where that local currency is the functional currency, are translated to U.S. dollars at exchange rates in effect at the balance sheet date, with the resulting translation adjustments directly recorded to a separate component of accumulated other comprehensive income. Income and expense accounts are translated at average exchange rates during the year. The effect of exchange rate changes on transactions denominated in currencies other than the functional currency is recorded in other (expense) income. Gain on currency translation was $0.1 million, $2.8 million and $0.7 million for the year ended December 31, 2010, 2009 and 2008, respectively.

Stock-Based Compensation Expense We account for stock-based compensation expense in accordance with FASB ASC Topic 718 "Compensation-Stock Compensation" ("FASB ASC 718") and FASB ASC Topic 505-50 "Equity based payment to non-employees" ("FASB ASC 505-50"), which require share-based compensation transactions to be accounted for using a fair-value-based method and the resulting cost recognized in our financial statements. Share-based compensation cost is measured based on the fair value of the equity instruments issued. FASB ASC 718 and FASB ASC 505-50 apply to all of our outstanding unvested share-based payment awards. The impact of applying the provisions of FASBASC 718 and FASB ASC 505-50 was a pre-tax charge of $3.5 million, $2.4 million and $3.5 million for 2010, 2009 and 2008, respectively. See note 12 for additional information.

Research and Development Research and development costs are charged to selling, general and administrative expense in the Consolidated Statements of Operations when incurred. Expenses for 2010, 2009 and 2008, respectively, were $2.6 million, $2.0 million and $1.7 million.

Advertising Costs We expense all advertising costs as incurred, and the amounts were immaterial for all periods presented.

Computation of Income Per Share of Common Stock Basic net income per share of common stock is computed using the weighted average number of shares of common stock outstanding during the period. Diluted net income per share of common stock is computed using the weighted average number of shares of common stock outstanding and dilutive potential common share equivalents during the period.

Treasury Stock Treasury stock purchases are recorded at cost. During 2010, 2009 and 2008, we did not purchase any treasury stock. During 2010, 2009, and 2008, we issued 2,599,769, 1,367,717 and 165,588 shares from treasury stock at an average cost of $27.04, $26.40, and $26.39 respectively. The increase in issued shares from treasury stock in 2009 was for common stock given to the PIK Notes holder in the October 2009 debt exchange. The increase in issued shares from treasury stock in 2010 and 2009 was mainly attributable to the exercise of warrants related to our refinancing activities in 2010 and for common stock given to the PIK Notes holder in the October 2009 debt exchange. See note 6 for further information.

Reclassifications Certain amounts in prior years' financial statements have been reclassified to conform to the presentation used in the year ended December 31, 2010.

New Accounting Standards

On July 1, 2009 the FASB Accounting Standards Codification™ ("FASB ASC") became the single source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. The Codification is not intended to change U.S. GAAP; instead, it reorganized the various U.S. GAAP pronouncements into approximately 90 accounting Topics, and displays all Topics using a consistent structure. The Codification was effective for financial statements issued for interim and annual periods ending after September 15, 2009. Accordingly, in our discussion of New Accounting Standards below, we have incorporated references to the Codification Topics.

In September 2006, the FASB issued guidance contained in FASB ASC 820, "Fair Value Measurements and Disclosures." This guidance defines fair value, establishes a framework for measuring fair value, and expands disclosure about fair value measurements. This guidance clarifies how to measure fair value as permitted under other accounting pronouncements but does not require any new fair value measurements. In February 2008, the FASB issued additional guidance contained in FASB ASC 820, which delays until January 1, 2009 the effective date of this guidance for nonfinancial assets and liabilities, except for those that are recognized or disclosed at fair value in the financial statements on a recurring basis. In October 2008, the FASB issued additional guidance which clarifies the application of FASB ASC 820 as it relates to the valuation of financial assets in a market that is not active for those financial assets. This guidance was effective upon issuance. We adopted FASB ASC 820 as of January 1, 2008, but had not applied it to non-recurring, nonfinancial assets and liabilities. The adoption of FASB ASC 820 had no impact on our consolidated results of operations and financial condition. We adopted FASB ASC 820 for nonfinancial assets and liabilities as of January 1, 2009. The adoption of FASB ASC 820 for nonfinancial assets and liabilities did not have a material impact on our Consolidated Financial Statements. See notes 6, 13, and 15 of the Consolidated Financial Statements for additional information.

In March 2008, the FASB issued guidance contained in FASB ASC 815, "Derivatives and Hedging", which requires additional disclosures about the objectives of the derivative instruments and hedging activities, the method of accounting for such instruments, and a tabular disclosure of the effects of such instruments and related hedged items on our financial position, financial performance, and cash flows. FASB ASC 815 encourages, but does not require, comparative disclosures for earlier periods at initial adoption. This guidance was effective for Libbey on January 1, 2009. Adoption of this guidance did not have a material impact on our Consolidated Financial Statements. See note 13 of the Consolidated Financial Statements for additional information.

In April 2008, the FASB issued guidance contained in FASB ASC 350-30, "Intangibles — Goodwill and Other — General Intangibles Other than Goodwill," which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, "Goodwill and Other Intangible Assets." This guidance was effective for Libbey on January 1, 2009. The adoption of this guidance did not have a material impact on our Consolidated Financial Statements.

In June 2008, the FASB issued guidance contained in FASB ASC 815-40, "Derivatives and Hedging — Contracts in Entity's Own Equity." This guidance provides that an entity should use a two-step approach to evaluate whether an equity-linked financial instrument (or embedded feature) is indexed to its own stock, including evaluating the instrument's contingent exercise and settlement provisions. It also clarifies the impact of foreign currency denominated strike prices and market-based employee stock option valuation instruments on the evaluation. This guidance was effective for Libbey on January 1, 2009. The adoption of this guidance did not have any impact on our Consolidated Financial Statements.

In June 2008, the FASB issued guidance contained in FASB ASC 260, "Earnings Per Share." This guidance addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting and, therefore, need to be included in the earnings allocation in computing earnings per share (EPS) under the two-class method. This guidance was effective for Libbey on January 1, 2009, and requires that all prior period EPS data is adjusted retrospectively. The adoption of this guidance did not have a material impact on our Consolidated Financial Statements.

In December 2008, the FASB issued guidance contained in FASB ASC 715-20, "Compensation — Retirement Benefits," to provide guidance on an employer's disclosures about plan assets of a defined benefit pension or other postretirement plan. This guidance is effective for Libbey for the year ended December 31, 2009. This guidance required increased disclosures in the financial statements related to the assets of our pension and other postretirement benefit plans. See notes 9 and 10 of the Consolidated Financial Statements for additional information.

In May 2009, the FASB issued guidance contained in FASB ASC 855, "Subsequent Events," to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. This guidance was effective for interim or annual financial periods ending after June 15, 2009. We have evaluated and, as necessary, made changes to these Consolidated Financial Statements for the events. In February, 2010, the FASB issued Accounting Standards Update 2010-09 — "Subsequent Events" which removed the requirement to disclose the date through which subsequent events had been considered for disclosure. This update was effective upon issuance.

In August 2009, the FASB issued Accounting Standards Update 2009-5 "Fair Value Measurements and Disclosures (Topic 820): Measuring Liabilities at Fair Value ("ASU 2009-5.") The objective of ASU 2009-5 is to provide clarification for the determination of fair value of liabilities in circumstances in which a quoted price in an active market for the identical liability is not available. The amendments in this update apply to all entities that measure liabilities at fair value within the scope of Topic 820. ASU 2009-5 was effective for the first reporting period (including interim periods) beginning after issuance, which for Libbey was the fourth quarter of 2009. The adoption of ASU 2009-5 did not have a material impact on our Consolidated Financial Statements.

In January 2010, the FASB issued Accounting Standards Update 2010-06 "Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements" ("ASU 2010-06"). ASU 2010-06 requires new disclosures regarding the amounts transferring between the various Levels within the fair value hierarchy, and increased disclosures regarding the activities impacting the balance of items classified in Level 3 of the fair value hierarchy. In addition, ASU 2010-06 clarifies increases in existing disclosure requirements for classes of assets and liabilities carried at fair value, and regarding the inputs and valuation techniques used to arrive at the fair value measurements for items classified as Level 2 or Level 3 in the fair value hierarchy. The new disclosure requirements of ASU 2010-06 were effective for Libbey in the first quarter of 2010, except for certain disclosures regarding the activities within Level 3 fair value measurements, which are effective for Libbey in the first quarter of 2011. The adoption of ASU 2010-06 did not have a material impact on our Consolidated Financial Statements.

In April 2010, the FASB issued Accounting Standards Update 2010-13 "Compensation — Stock Compensation (Topic 718): Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades — A consensus of the FASB Emerging Issues Task Force" ("ASU 2010-13"). The provisions of ASU 2010-13 affect entities with equity awards which, because of their characteristics, have been classified as liabilities. This guidance applies to interim and annual periods beginning after December 15, 2010, and will not impact our Consolidated Financial Statements as our stock awards are classified as equity.

In July 2010, the FASB issued Accounting Standards Update 2010-20 "Receivables (Topic 310): Disclosure about the Credit Quality of Financing Receivables and the Allowance for Credit Losses" ("ASU 2010-20"). The amendments in this update affect all entities with financing receivables, generally excluding short-term trade accounts receivable or receivables measured at fair value or lower of cost or fair value. This update also requires additional disclosure of certain types of receivables, and disclosures of policies related to measurement and valuation of the receivables and related reserves. The effectiveness of this update was delayed until periods ending after June 15, 2011 by Update No. 2011-01. We do not expect the provisions of this update to have any impact on our Consolidated Financial Statements.

In December 2010, the FASB issued Accounting Standards Update 2010-28 "Intangibles — Goodwill and Other (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts (a consensus of the FASB Emerging Issues Task Force)" ("ASU 2010-28"). ASU 2010-28 addresses the decision process involved in testing for impairment of goodwill when the carrying value of a reporting unit is zero or less. The provisions of this update are effective for periods beginning after December 15, 2010. We do not expect the provisions of this update to have any impact on our Consolidated Financial Statements or on our process of testing for potential impairment of goodwill.

In December 2010, the FASB issued Accounting Standards Update 2010-29 "Business Combinations (Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations (a consensus of the FASB Emerging Issues Task Force)" ("ASU 2010-29"). ASU 2010-29 clarifies the extent to which pro-forma historical information must be prepared and presented in comparative financial statements for periods following a merger or acquisition. The amendments in this Update specify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. ASU 2010-29 also expands the supplemental pro forma disclosures under Topic 805 to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. For Libbey, the required disclosures are effective for combinations with acquisition dates during or after 2011. The impact on our Consolidated Financial Statements will depend on the nature and timing of any potential future business combinations.

3. Balance Sheet Details

The following tables provide detail of selected balance sheet items:

	December 31, 2010	December 31, 2009
	(Dollars in thousands)	
Accounts receivable:		
Trade receivables	**$ 90,899**	$ 81,032
Other receivables	**1,202**	1,392
Total accounts receivable, less allowances of $5,518 and $7,457	**$ 92,101**	$ 82,424
Inventories:		
Finished goods	**$132,169**	$126,651
Work in process	**653**	1,255
Raw materials	**4,444**	4,408
Repair parts	**9,496**	9,933
Operating supplies	**1,384**	1,768
Total inventories, less allowances of $4,658 and $4,528	**$148,146**	$144,015
Prepaid and other current assets:		
Value added tax	**$ 1,332**	$ 1,647
Other prepaid expenses	**4,822**	6,362
Refundable, deferred and prepaid income taxes	**283**	475
Total prepaid and other current assets	**$ 6,437**	$ 8,484
Other assets:		
Deposits	**$ 904**	$ 583
Finance fees — net of amortization	**13,012**	4,056
Other	**3,886**	4,215
Total other assets	**$ 17,802**	$ 8,854
Accrued liabilities:		
Accrued incentives	**$ 15,060**	$ 13,790
Workers compensation	**9,608**	8,834
Medical liabilities	**3,785**	2,948
Interest	**14,416**	1,998
Commissions payable	**904**	1,134
Other accrued liabilities	**7,438**	6,995
Total accrued liabilities	**$ 51,211**	$ 35,699
Other long-term liabilities:		
Deferred liability	**$ 4,622**	$ 3,350
Other	**7,303**	7,468
Total other long-term liabilities	**$ 11,925**	$ 10,818

4. Purchased Intangible Assets and Goodwill

Purchased Intangibles

Changes in purchased intangibles balances are as follows:

	2010	2009
	(Dollars in thousands)	
Beginning balance	**$24,861**	$26,121
Amortization	**(1,333)**	(1,367)
Foreign currency impact	**(394)**	107
Ending balance	**$23,134**	$24,861

Purchased intangible assets are composed of the following:

December 31,	2010	2009
	(Dollars in thousands)	
Indefinite life intangible assets	**$12,923**	$13,094
Definite life intangible assets, net of accumulated amortization of $12,123 and $10,988	**10,211**	11,767
Total	**$23,134**	$24,861

Amortization expense for definite life intangible assets was $1.3 million, $1.4 million and $1.3 million for years 2010, 2009 and 2008, respectively.

Indefinite life intangible assets are composed of trade names and trademarks that have an indefinite life and are therefore individually tested for impairment on an annual basis, or more frequently in certain circumstances where impairment indicators arise, in accordance with FASB ASC 350. Our measurement date for impairment testing is October 1st of each year. When performing our test for impairment of individual indefinite life intangible assets, we use a relief from royalty method to determine the fair market value that is compared to the carrying value of the indefinite life intangible asset. The inputs used for this analysis are considered as Level 3 inputs in the fair value hierarchy. See note 15 for further discussion of the fair value hierarchy. Our October 1st review for 2010 and 2009 did not indicate impairment of our indefinite life intangible assets. There were also no indicators of impairment at December 31, 2010. As of December 31, 2008, we performed an additional impairment test as the severe global economic downturn during the final quarter of 2008 represented a significant adverse condition in our business environment, which was an indicator of impairment. As a result of this analysis, we concluded that intangibles of $2.5 million associated with our International segment were impaired. We also announced in December, 2008 that our Syracuse China manufacturing facility would be shut down by early April, 2009. This was an indicator of impairment for the Syracuse China reporting unit (part of our North American Other segment), and, based on our analysis, we concluded that intangibles of $0.3 million were impaired. These impairment charges for 2008 were included in Special charges on the Consolidated Statements of Operations.

The definite life intangible assets primarily consist of technical assistance agreements, noncompete agreements, customer relationships and patents. The definite life assets are generally amortized over a period ranging from 5 to 20 years. The weighted average remaining life on the definite life intangible assets is 7.8 years at December 31, 2010.

Future estimated amortization expense of definite life intangible assets is as follows:

2011	2012	2013	2014	2015
$1,197	$1,080	$1,080	$1,080	$1,079

Goodwill

Changes in goodwill balances are as follows:

	2010				2009			
	North American Glass	North American Other	International	Total	North American Glass	North American Other	International	Total
	(Dollars in thousands)							
Beginning balance:								
Goodwill	**$154,003**	**$19,758**	**$ 9,434**	**$183,195**	$152,419	$19,758	$ 9,434	$181,611
Accumulated impairment losses	**—**	**(5,441)**	**(9,434)**	**(14,875)**	—	(5,441)	(9,434)	(14,875)
	154,003	**14,317**	**—**	**168,320**	152,419	14,317	—	166,736
Other	**1,020**	**—**	**—**	**1,020**	1,584	—	—	1,584
Ending balance:								
Goodwill	**155,023**	**19,758**	**9,434**	**184,215**	154,003	19,758	9,434	183,195
Accumulated impairment losses	**—**	**(5,441)**	**(9,434)**	**(14,875)**	—	(5,441)	(9,434)	(14,875)
	$155,023	**$14,317**	**$ —**	**$169,340**	$154,003	$14,317	$ —	$168,320

Other, in the table above, relates to income tax adjustments affecting the fair value of assets acquired and liabilities assumed related to the Crisa acquisition.

Goodwill impairment tests are completed for each reporting unit on an annual basis, or more frequently in certain circumstances where impairment indicators arise. The inputs used for this analysis are considered as Level 3 inputs in the fair value hierarchy. See note 15 for further discussion of the fair value hierarchy. When performing our test for impairment, we use an approach which includes a discounted cash flow analysis, incorporating the weighted average cost of capital of a hypothetical third party buyer to compute the fair value of each reporting unit. The fair value is then compared to the carrying value. To the extent that fair value exceeds the carrying value, no impairment exists. However, to the extent the carrying value exceeds the fair value, we compare the implied fair value of goodwill to its book value to determine if an impairment should be recorded. Our annual review was performed as of October 1st for each year presented, and our review for 2010 and 2009 did not indicate an impairment of goodwill. There were also no indicators of impairment at December 31, 2010. However, the severe global economic downturn during the later part of the fourth quarter of 2008 represented a significant adverse change in our business environment, which was considered an indicator of impairment. An updated goodwill impairment analysis was performed as of December 31, 2008. As a result of this analysis, goodwill impairment of $9.4 million was recorded in 2008 in our International operations, and was included in Impairment of goodwill on the Consolidated Statements of Operations. This has been our only goodwill impairment in the International segment. We have recorded no accumulated goodwill impairment in our North American Glass segment since this company's inception in 1993.

5. Property, Plant and Equipment

Property, plant and equipment consists of the following:

December 31,	2010	2009
	(Dollars in thousands)	
Land	**$ 21,534**	$ 22,632
Buildings	**90,666**	89,863
Machinery and equipment	**438,965**	438,541
Furniture and fixtures	**13,774**	13,696
Software	**21,499**	20,240
Construction in progress	**11,609**	8,587
Gross property, plant and equipment	**598,047**	593,559
Less accumulated depreciation	**327,650**	303,546
Net property, plant and equipment	**$270,397**	$290,013

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally 3 to 14 years for equipment and 10 to 40 years for buildings and improvements. Software consists of internally developed and purchased software packages for internal use. Capitalized costs include software packages, installation, and/or certain internal labor costs. These costs are generally amortized over a five-year period. Depreciation expense was $39.8 million, $41.7 million and $42.9 million for the years 2010, 2009, and 2008, respectively.

In 2010, we wrote down decorating assets in our Shreveport, Louisiana facility as a result of our decision to outsource our U.S. decorating business. A non-cash charge of $0.4 million was recorded in Special charges on the Consolidated Statements of Operations. In addition, in 2010, we wrote down certain after-processing equipment within our North American Glass segment that was no longer being used in our production process. A non-cash charge of $2.7 million was recorded in Cost of sales on the Consolidated Statements of Operations. See note 7 for further information.

During 2008, we recorded $9.7 million of reductions in the carrying value of our long-lived assets in accordance with FASB ASC 360. In 2010, we recorded an additional $0.6 million reduction in the carrying value of the land. These charges were included in Special charges on the Consolidated Statements of Operations. Under FASB ASC 360, long-lived assets are tested for recoverability if certain events or changes in circumstances indicate that the carrying value of the long-lived assets may not be recoverable. The announcement of the closure of the Syracuse China reporting unit indicated that the carrying value of our long-lived assets may not be recoverable and we performed an impairment review. We then recorded impairment charges for property, plant and equipment to the extent the amounts by which the carrying amounts of these assets exceeded their fair values. Fair value was determined by appraisals. See note 7 for further discussion of these and other special charges.

The inputs used for this analysis are considered as Level 3 inputs in the fair value hierarchy. See note 15 for further discussion of the fair value hierarchy. The determination of fair value is based on an expected present value technique in which multiple cash flow scenarios that reflect a range of possible outcomes and a risk-free rate of interest are used to estimate fair value or on a market appraisal. Projections used in the fair value determination are based on internal estimates for sales and production levels, capital expenditures necessary to maintain the projected production levels, and remaining useful life of the assets. These projections are prepared at the lowest level at which we have access to cash flow information and complete financial data for our operations, which is generally at the plant level. An asset impairment would be indicated if the sum of the expected future net pretax cash flows from the use of an asset (undiscounted and without interest charges) is less than the carrying amount of the asset. An impairment loss would be measured based on the difference between the fair value of the asset and its carrying value.

In addition, in 2008 we wrote off certain fixed assets within our North American Glass reporting segment that had become idled and were no longer being used in our production process. A non-cash charge of $4.5 million was recorded in Cost of sales on the Consolidated Statements of Operations in 2008. See note 7 for further discussion of these special charges.

6. Borrowings

On February 8, 2010, we completed the refinancing of substantially all of the existing indebtedness of our wholly-owned subsidiaries Libbey Glass and Libbey Europe B.V. The refinancing included:

- the entry into an amended and restated credit agreement with respect to our ABL Facility;
- the issuance of $400.0 million in aggregate principal amount of 10.0 percent Senior Secured Notes of Libbey Glass due 2015;
- the repurchase and cancellation of all of Libbey Glass's then outstanding $306.0 million in aggregate principal amount of floating rate notes; and
- the redemption of all of Libbey Glass's then outstanding $80.4 million in aggregate principal amount of 16.0 percent New PIK Notes.

We used the proceeds of the offering of the Senior Secured Notes, together with cash on hand, to fund the repurchase of the floating rate notes, the redemption of the New PIK Notes and to pay certain related fees and expenses. Upon completion of the refinancing, we recorded a gain of $71.7 million related to the redemption of the New PIK Notes. This gain was partially offset by $13.4 million representing a write-off of bank fees, discounts and a call premium on the floating rate notes, resulting in a net gain of $58.3 million as shown on the Consolidated Statements of Operations.

Concurrently with the issuance of the original PIK Notes (Old PIK Notes) in 2006, we issued, to the holder of the Old PIK Notes, detachable warrants to purchase 485,309 shares of Libbey Inc. common stock (Warrants) at an exercise price of $11.25 per share. These warrants, which do not have voting rights, remain outstanding at December 31, 2010, and expire on December 1, 2011.

On October 28, 2009, we entered into a transaction with Merrill Lynch PCG, Inc. (the "Investor") to exchange the existing 16.0 percent Old PIK Notes due in December 2011, for a combination of debt and equity securities (Exchange Transaction). Pursuant to the Exchange Transaction, Old PIK Notes having an outstanding principal balance of approximately $160.9 million were exchanged for new Senior Subordinated Secured Notes due in June 2021 (New PIK Notes) having a principal amount of approximately $80.4 million, together with common stock and warrants in Libbey Inc. Interest due under the New PIK Notes was to accrue at zero percent until the date (FRN Redemption Date) that is the first to occur of (a) December 10, 2010 or (b) the date on which the Senior Notes due 2011 were redeemed or paid in full. If the New PIK Notes remained outstanding at the FRN Redemption Date, interest under the New PIK Notes would accrue at the rate of 16.0 percent per annum and be payable semi-annually in cash or in additional New PIK Notes, at the option of Libbey Glass.

Management evaluated the application of FASB ASC 470-50, "Modifications and Extinguishments" and FASB ASC 470-60, "Troubled Debt Restructuring by Debtors" and concluded that the Exchange Transaction constituted a troubled debt restructuring, rather than a debt modification or extinguishment. Under FASB ASC 470-60, the carrying value of the New PIK Notes was $150.6 million which was comprised of the $80.4 million principal amount and an excess carrying amount of $70.2 million. $2.7 million of costs associated with the Exchange Transaction were expensed in interest expense in 2009 on the Consolidated Statements of Operations. The remainder of the costs associated with the Exchange Transaction of $1.8 million were related to the equity issued and were recorded in capital in excess of par value on the Consolidated Balance Sheets, and also as shown in the Consolidated Statement of Shareholders' Equity (Deficit).

As part of the Exchange Transaction, we also issued to the Investor 933,145 shares of Libbey Inc. common stock and warrants (Series I Warrants) conveying the right to purchase, for $0.01 per share, an additional 3,466,856 shares of the Company's common stock. The amount allocated to the Series I Warrants was recorded in capital in excess of par value, with the offset recorded against the carrying value of the New PIK Notes. Collectively this represented approximately 22.5 percent of the Company's common stock outstanding following the Exchange Transaction.

The additional 3.5 million shares were issued in August, 2010 as the warrant holder chose to exercise these warrants, and on August 18, 2010, we announced the closing of a secondary offering of these 4.4 million shares of our common stock on behalf of Merrill Lynch PCG, Inc., the selling stockholder, at a price to the public of $10.25 per share. The total offering size reflects the underwriters' exercise of their option to purchase an additional 573,913 shares of common stock, on the same terms and conditions, to cover over-allotments. We did not receive any proceeds from the offering. The fees of approximately $1.0 million related to this transaction were recorded as Selling, General and Administrative expense in the Consolidated Statements of Operations in 2010 and were reflected in our North American Glass segment.

Borrowings consist of the following:

	Interest Rate	Maturity Date	December 31, 2010	December 31, 2009
		(Dollars in thousands)		
Borrowings under ABL facility	Floating	April 8, 2014	$ —	$ —
Senior Secured Notes	10.00%(1)	February 15, 2015	**400,000**	—
Floating rate notes			—	306,000
New PIK notes(2)			—	80,431
Promissory note	6.00%	January, 2011 to September, 2016	**1,307**	1,492
Notes payable	Floating	January, 2011	—	672
RMB loan contract	Floating	July, 2012 to January, 2014	**37,925**	36,675
RMB working capital loan	Floating	January, 2011	—	7,335
BES Euro line	Floating	December, 2011 to December, 2013	**10,934**	14,190
Total borrowings			**450,166**	446,795
Less — unamortized discount			**6,307**	1,749
Plus — carrying value adjustment on debt related to the Interest Rate Agreement(1)			**3,266**	—
Plus — carrying value in excess of principal on New PIK Notes(2)			—	70,193
Total borrowings — net			**447,125**	515,239
Less — long-term debt due within one year and notes payable			**3,142**	10,515
Total long-term portion of borrowings — net			**$443,983**	$504,724

(1) See Interest Rate Protection Agreements below and in note 13.

(2) On October 28, 2009, we exchanged approximately $160.9 million of Old PIK Notes for approximately $80.4 million of New PIK Notes and additional common stock and warrants to purchase common stock of Libbey Inc. Under U.S. GAAP, we were required to record the New PIK Notes at their carrying value of approximately $150.6 million instead of their face value of $80.4 million. During 2010, we redeemed the New PIK Notes in conjunction with the refinancing discussed above and recognized a $71.7 million gain in gain on redemption of debt on the Consolidated Statements of Operations.

Annual maturities for all of our total borrowings for the next five years and beyond are as follows:

2011	2012	2013	2014	2015	Thereafter
$3,142	$14,491	$22,804	$9,329	$400,227	$173

Amended and Restated ABL Credit Agreement

Pursuant to the refinancing, Libbey Glass and Libbey Europe entered into an Amended and Restated Credit Agreement, dated as of February 8, 2010 (ABL Facility), with a group of five financial institutions. The ABL

Facility replaces the previous ABL Facility and provides for borrowings of up to $110.0 million, subject to certain borrowing base limitations, reserves and outstanding letters of credit.

All borrowings under the ABL Facility are secured by:

- a first-priority security interest in substantially all of the existing and future real and personal property of Libbey Glass and its domestic subsidiaries (the "Credit Agreement Priority Collateral");
- a first-priority security interest in:
  - 100 percent of the stock of Libbey Glass and 100 percent of the stock of substantially all of Libbey Glass' present and future direct and indirect domestic subsidiaries;
  - 100 percent of the non-voting stock of substantially all of Libbey Glass' first-tier present and future foreign subsidiaries; and
  - 65 percent of the voting stock of substantially all of Libbey Glass' first-tier present and future foreign subsidiaries
- a first priority security interest in substantially all proceeds and products of the property and assets described above; and
- a second-priority security interest in substantially all of the owned real property, equipment and fixtures in the United States of Libbey Glass and its domestic subsidiaries, subject to certain exceptions and permitted liens (the "New Notes Priority Collateral").

Additionally, borrowings by Libbey Europe under the ABL Facility are secured by:

- a first-priority lien on substantially all of the existing and future real and personal property of Libbey Europe and its Dutch subsidiaries; and
- a first-priority security interest in:
  - 100 percent of the stock of Libbey Europe and 100 percent of the stock of substantially all of the Dutch subsidiaries; and
  - 100 percent (or a lesser percentage in certain circumstances) of the outstanding stock issued by the first tier foreign subsidiaries of Libbey Europe and its Dutch subsidiaries.

Swing line borrowings are limited to $15.0 million, with swing line borrowings for Libbey Europe being limited to the US equivalent of $7.5 million. Loans comprising each CBFR (CB Floating Rate) Borrowing, including each Swingline Loan, bear interest at the CB Floating Rate plus the Applicable Rate, and euro-denominated swing line borrowings (Eurocurrency Loans) bear interest calculated at the Netherlands swing line rate, as defined in the ABL Facility. The Applicable Rates for CBFR Loans and Eurocurrency Loans vary depending on our aggregate remaining availability. The Applicable Rates for CBFR Loans and Eurocurrency Loans were 2.5 percent and 3.5 percent, respectively, at December 31, 2010. Libbey pays a quarterly Commitment Fee, as defined by the ABL Facility, on the total credit provided under the ABL Facility. The Commitment Fee was 0.75 percent at December 31, 2010. No financial covenants or compensating balances are required by the Agreement. There were no Libbey Glass or Libbey Europe borrowings under the facility at December 31, 2010 or at December 31, 2009. Interest is payable on the last day of the interest period, which can range from one month to six months.

The borrowing base under the ABL Facility is determined by a monthly analysis of the eligible accounts receivable and inventory. The borrowing base is the sum of (a) 85 percent of eligible accounts receivable and (b) the lesser of (i) 85 percent of the net orderly liquidation value (NOLV) of eligible inventory, (ii) 65 percent of eligible inventory, or (iii) $75.0 million.

The available total borrowing base is offset by ERISA, rent and tax reserves totaling $3.5 million and mark-to-market reserves for natural gas contracts of $2.8 million. The ABL Facility also provides for the issuance of $30.0 million of letters of credit, which are applied against the $110.0 million limit. At December 31, 2010, we had $10.4 million in letters of credit outstanding under the ABL Facility. Remaining unused availability on the new ABL Facility was $65.2 million at December 31, 2010 compared to $79.2 million under the old ABL Facility at December 31, 2009.

Senior Secured Notes

On February 8, 2010, Libbey Glass closed its offering of the $400.0 million Senior Secured Notes. The net proceeds of the offering of Senior Secured Notes were approximately $379.8 million, after the 1.918 percent original issue discount of $7.7 million, $10.0 million of commissions payable to the initial purchasers and $2.5 million of fees related to the offering. These fees will be amortized to interest expense over the life of the notes.

The Senior Secured Notes were issued pursuant to an Indenture, dated February 8, 2010 (the "New Notes Indenture"), between Libbey Glass, the Company, the domestic subsidiaries of Libbey Glass listed as guarantors therein (the "Subsidiary Guarantors" and together with the Company, the "Guarantors"), and The Bank of New York Mellon Trust Company, N.A., as trustee (the "New Notes Trustee"), and collateral agent. Under the terms of the New Notes Indenture, the Senior Secured Notes bear interest at a rate of 10.0 percent per year and will mature on February 15, 2015. The New Notes Indenture contains covenants that could restrict the ability of Libbey Glass and the Guarantors to, among other things:

- incur or guarantee additional indebtedness;
- pay dividends, make certain investments or other restricted payments;
- create liens;
- enter into affiliate transactions;
- merge or consolidate, or otherwise dispose of all or substantially all the assets of Libbey Glass and the Guarantors; and
- transfer or sell assets.

The New Notes Indenture provides for customary events of default. In the case of an event of default arising from specified events of bankruptcy or insolvency, all outstanding Senior Secured Notes will become due and payable immediately without further action or notice. If any other event of default under the Indenture occurs or is continuing, the New Notes Trustee or holders of at least 25 percent in aggregate principal amount of the then outstanding Senior Secured Notes may declare all the Senior Secured Notes to be due and payable immediately.

The Senior Secured Notes and the related guarantees under the New Notes Indenture are secured by (i) first priority liens on the New Notes Priority Collateral and (ii) second priority liens on the Credit Agreement Priority Collateral.

In connection with the sale of the Senior Secured Notes, Libbey Glass and the Guarantors entered into a registration rights agreement, dated February 8, 2010 (the "Registration Rights Agreement"), under which they agreed to make an offer to exchange the Senior Secured Notes and the related guarantees for registered, publicly tradable notes and guarantees that have substantially identical terms to the Senior Secured Notes and the related guarantees, and in certain limited circumstances, to file a shelf registration statement that would allow certain holders of Senior Secured Notes to resell their respective Senior Secured Notes to the public. On January 25, 2011, we exchanged $400.0 million aggregate principal amount of 10.0 percent Senior Secured Notes due 2015 for an equal principal amount of a new issue of 10.0 percent Senior Secured Notes due 2015, which have been registered under the Securities Act of 1933, as amended.

Prior to August 15, 2012, we may redeem in the aggregate up to 35 percent of the original principal amount Senior Secured Notes with the net cash proceeds of one or more equity offerings at a redemption price of 110 percent of the principal amount, provided that at least 65 percent of the original principal amount of the Senior Secured Notes must remain outstanding after each redemption and that each redemption occurs within 90 days of the closing of the equity offering. In addition, prior to August 15, 2012, but not more than once in any twelve-month period, we may redeem up to 10 percent of the Senior Secured Notes at a redemption price of 103 percent plus accrued and unpaid interest. The Senior Secured Notes are redeemable at our option, in whole or in part, at any time on or after August 15, 2012 at set redemption prices together with accrued and unpaid interest.

We have an Interest Rate Agreement (Rate Agreement) in place with respect to $90.0 million of debt as a means to manage our fixed to variable interest rate ratio. The Rate Agreement effectively converts this portion of our long-term borrowings from fixed rate debt to variable rate debt. The variable interest rate for our borrowings related to the Rate Agreement at December 31, 2010, excluding applicable fees, is 7.57 percent. This Rate Agreement expires on February 15, 2015. Total remaining Senior Secured Notes not covered by the Rate Agreement have a fixed interest rate of 10.0 percent per year through February 15, 2015. If the counterparty to this Rate Agreement were to fail to perform, this Rate Agreement would no longer afford us a variable rate. However, we do not anticipate non-performance by the counterparty. The interest rate swap counterparty was rated AA-, as of December 31, 2010, by Standard and Poor's.

The fair market value for the Rate Agreement at December 31, 2010 was a $2.5 million asset. An adjustment of $3.3 million was recorded to increase the carrying value of the related long-term debt. The net impact of $0.4 million expense is recorded in other (expense) income on the Consolidated Statements of Operations for 2010. The fair value of the Rate Agreement is based on the market standard methodology of netting the discounted expected future fixed cash receipts and the discounted future variable cash payments. The variable cash payments are based on an expectation of future interest rates derived from observed market interest rate forward curves. We expect this agreement to expire as originally contracted.

Promissory Note

In September 2001, we issued a $2.7 million promissory note at an interest rate of 6.0 percent in connection with the purchase of our Laredo, Texas warehouse facility. At December 31, 2010 and December 31, 2009, we had $1.3 million and $1.5 million, respectively, outstanding on the promissory note. Interest with respect to the promissory note is paid monthly.

Notes Payable

We have an overdraft line of credit for a maximum of €1.1 million. There were no borrowings under the facility at December 31, 2010. The $0.7 million outstanding at December 31, 2009, was the U.S. dollar equivalent under the euro-based overdraft line and the interest rate was 5.80 percent. Interest with respect to the note payable was paid monthly.

RMB Loan Contract

On January 23, 2006, Libbey Glassware (China) Co., Ltd. (Libbey China), an indirect wholly owned subsidiary of Libbey Inc., entered into an RMB Loan Contract (RMB Loan Contract) with China Construction Bank Corporation Langfang Economic Development Area Sub-Branch (CCB). Pursuant to the RMB Loan Contract, CCB agreed to lend to Libbey China RMB 250.0 million, or the equivalent of approximately $37.9 million, for the construction of our production facility in China and the purchase of related equipment, materials and services. The loan has a term of eight years and bears interest at a variable rate as announced by the People's Bank of China. As of the date of the initial advance under the Loan Contract, the annual interest rate was 5.51 percent, and as of December 31, 2010, the annual interest rate was 5.37 percent. As of December 31, 2010, the outstanding balance was RMB 250.0 million (approximately $37.9 million). Interest is payable quarterly. Payments of principal in the amount of RMB 30.0 million (approximately $4.5 million) and RMB 40.0 million (approximately $6.1 million) must be made on July 20, 2012, and December 20, 2012, respectively, and three payments of principal in the amount of RMB 60.0 million (approximately $9.1 million) each must be made on July 20, 2013, December 20, 2013, and January 20, 2014, respectively. The obligations of Libbey China are secured by a guarantee executed by Libbey Inc. for the benefit of CCB and a mortgage lien on the Libbey China facility.

RMB Working Capital Loan

In March 2007, Libbey China entered into a RMB 50.0 million working capital loan with CCB. The 3-year term loan was secured by a Libbey Inc. guarantee and had an original principal payment at maturity on March 14, 2010. On February 25, 2010, the terms of the working capital loan were amended extending the maturity date to January, 2011 and requiring a standby letter of credit. On November 30, 2010, the working capital loan was fully repaid and the standby letter of credit was canceled.

BES Euro Line

In January 2007, Crisal entered into a seven year, €11.0 million line of credit (approximately $14.6 million) with Banco Espírito Santo, S.A. (BES). The $10.9 million outstanding at December 31, 2010 was the U.S. dollar equivalent of the €8.3 million outstanding under the line at an interest rate of 5.79 percent. Payment of principal in the amount of €2.2 million (approximately $2.9 million) is due in December 2011, payment of €2.8 million (approximately $3.7 million) is due in December 2012 and payment of €3.3 million (approximately $4.3 million) is due in December 2013. Interest with respect to the line is paid every six months.

Fair Value of Borrowings

The fair value of our debt has been calculated based on quoted market prices for the same or similar issues. Our $400.0 million Senior Secured Notes due February 15, 2015 had an estimated fair value of $428.5 million at December 31, 2010. Our floating rate notes of $306.0 million had an estimated fair value of $301.4 million at December 31, 2009. The $80.4 million New PIK Notes were held by a single holder since inception, and there was no active market from which a fair value could be derived at December 31, 2009. The fair value of the remainder of our debt approximates carrying value due to variable interest rates.

Capital Resources and Liquidity

Historically, cash flows generated from operations and our borrowing capacity under our ABL Facility have enabled us to meet our cash requirements, including capital expenditures and working capital requirements. As of December 31, 2010 we had no amounts outstanding under our ABL Facility, although we had $10.4 million of letters of credit issued under that facility. As a result, we had $65.2 million of unused availability remaining under the ABL Facility at December 31, 2010, as compared to $79.2 million of unused availability at December 31, 2009. In addition, we had $76.3 million of cash on hand at December 31, 2010, compared to $55.1 million of cash on hand at December 31, 2009.

On February 8, 2010, we used the proceeds of a debt offering of $400.0 million of Senior Secured Notes due 2015, together with cash on hand, to redeem the $80.4 million face amount of New PIK Notes that were outstanding at that date and to repurchase the $306.0 million of floating rate notes due 2011. We also amended and restated our ABL Facility to, among other things, extend the maturity to 2014 and reduce the amount that we can borrow under that facility from $150.0 million to $110.0 million. In addition, our RMB 50.0 million working capital loan due in January, 2011, was fully repaid on November 30, 2010.

Based on our operating plans and current forecast expectations, we anticipate that our level of cash on hand, cash flows from operations and our borrowing capacity under our amended and restated ABL Facility will provide sufficient cash availability to meet our ongoing liquidity needs.

7. Special Charges

Facility Closures

In December 2008, we announced that the Syracuse China manufacturing facility and our Mira Loma, California distribution center would be shut down in early to mid-2009 in order to reduce costs, and we accordingly recorded a pretax charge of $29.1 million in 2008. The principal components of the charge included fixed asset write-downs, inventory write-downs, and employee severance related costs for the approximately 305 employees impacted by the closures and pension and postretirement charges.

In 2008 we performed an analysis to determine the appropriate carrying value of inventory located at Syracuse China and Mira Loma. A lower of cost or market adjustment was recorded in the fourth quarter of 2008 in the amount of $9.8 million to properly state our ending inventory values. This charge was included in cost of sales on the 2008 Consolidated Statements of Operations.

In the fourth quarter of 2008, we recorded a $9.7 million reduction in the carrying value of our long-lived assets in accordance with FASB ASC 360. Under FASB ASC 360, long-lived assets are tested for recoverability if certain events or changes in circumstances indicate that the carrying value of the long-lived assets may not be recoverable. The announcement of the closure of the Syracuse China reporting unit indicated that the carrying value of our long-lived assets may not be recoverable and we performed an impairment review. We then recorded impairment charges, for property, plant and equipment, based upon the amounts by which the carrying amounts of these assets exceeded their fair values. Fair value was determined by appraisals. This charge was included in special charges on the 2008 Consolidated Statements of Operations.

In 2008 we recorded a charge of $9.0 million related to the announced closures for employee-related costs and other. Of this amount, $4.2 million was included in cost of sales in the 2008 Consolidated Statements of Operations for pension and non-pension postretirement welfare costs. An additional $4.8 million included primarily severance, medical benefits and outplacement services for the employees. This amount was included in special charges in the 2008 Consolidated Statements of Operations.

Further, depreciation expense was increased by $0.3 million at Syracuse in 2008 to reflect the shorter remaining life of the assets. This was recorded in cost of sales on the 2008 Consolidated Statements of Operations, in the North American Other reporting segment.

In addition, natural gas hedges in place for the Syracuse China facility were no longer deemed effective, as the forecasted transactions related to those contracts were not probable of occurring. This resulted in a charge of $0.4 million to other (expense) income on the 2008 Consolidated Statements of Operations, in the North American Other reporting segment. See note 13 for further discussion of derivatives.

In 2009 we recorded a pre-tax charge of $3.8 million related to the closures of the Syracuse China manufacturing facility and the Mira Loma, California distribution center that were announced in 2008. The principal components of the charge included building site clean up, inventory write-downs related to work-in-process and raw materials of $1.0 million net of fixed asset recoveries (net of write-downs), employee severance related costs and other of $1.7 million and pension and postretirement charges of $0.3 million. Further, depreciation expense was increased by $0.7 million at Syracuse in the first quarter of 2009 to reflect the shorter life of the remaining assets. In addition, natural gas hedges of $0.2 million for the Syracuse China facility were charged to other (expense) income on the 2009 Consolidated Statements of Operations, in the North American Other reporting segment. See note 13 for further discussion of derivatives.

In 2010, we recorded a pre-tax charge of $1.2 million related to the closures of the Syracuse China manufacturing facility and the Mira Loma, California distribution center, that were originally announced in 2008. The principal components of the charge included a $0.6 million charge to write-down the value of land at Syracuse, and site cleanup of $0.4 million. In addition, natural gas hedge ineffectiveness of $0.1 million was charged to other (expense) income on the 2010 Consolidated Statements of Operations, in the North American Other reporting segment.

The following table summarizes the facility closure charge in 2010, 2009 and 2008:

	December 31, 2010			December 31, 2009			December 31, 2008		
	North American Glass	North American Other	Total	North American Glass	North American Other	Total	North American Glass	North American Other	Total
				(Dollars in thousands)					
Inventory write-down	$—	$ (12)	$ (12)	$ —	$ 977	$ 977	$192	$ 9,576	$ 9,768
Pension & postretirement welfare	—	—	—	—	278	278	—	4,170	4,170
Fixed asset depreciation	—	—	—	—	705	705	—	261	261
Included in cost of sales	—	(12)	(12)	—	1,960	1,960	192	14,007	14,199
Fixed asset write-down and site clean-up	—	1,012	1,012	112	(138)	(26)	65	9,660	9,725
Employee termination cost & other	28	25	53	(98)	1,755	1,657	618	4,202	4,820
Included in special charges	28	1,037	1,065	14	1,617	1,631	683	13,862	14,545
Ineffectiveness of natural gas hedge	—	130	130	—	232	232	—	383	383
Included in other expense (income)	—	130	130	—	232	232	—	383	383
Total pretax charge	$28	$1,155	$1,183	$ 14	$3,809	$3,823	$875	$28,252	$29,127

The following reflects the balance sheet activity related to the facility closure charge for the year ended December 31, 2010:

	Reserve Balances at January 1, 2010	Total Charge to Earnings	Cash (Payments) Receipts	Inventory & Fixed Asset Write Downs	Non-Cash Utilization	Reserve Balances at December 31, 2010
			(Dollars in thousands)			
Inventory write-down	$ —	$ (12)	$ 12	$ —	$ —	$ —
Building site clean-up and fixed asset write-down	306	1,012	(538)	(629)	—	151
Employee termination cost & other	710	53	(462)	—	—	301
Ineffectiveness of natural gas hedges	—	130	—	—	(130)	—
Total	$1,016	$1,183	$(988)	$(629)	$(130)	$452

The following reflects the balance sheet activity related to the facility closure charge for the year ended December 31, 2009:

	Reserve Balances at January 1, 2009	Total Charge to Earnings	Cash (Payments) Receipts	Inventory & Fixed Asset Write Downs	Non-Cash Utilization	Reserve Balances at December 31, 2009
			(Dollars in thousands)			
Inventory write-down	$ —	$ 977	$ 137	$(1,114)	$ —	$ —
Pension & postretirement welfare	—	278	—	—	(278)	—
Fixed asset depreciation	—	705	—	—	(705)	—
Building site clean-up and fixed asset write-down	—	(26)	444	(112)	—	306
Employee termination cost & other	4,248	1,657	(5,683)	—	488	710
Ineffectiveness of natural gas hedges	—	232	—	—	(232)	—
Total	$4,248	$3,823	$(5,102)	$(1,226)	$(727)	$1,016

The ending balances of $0.5 million and $1.0 million for 2010 and 2009, respectively, were included in accrued special charges on the Consolidated Balance Sheets. We expect the 2010 balance to result in cash payments in 2011. The carrying value of this balance approximates its fair value. These charges were recorded in the North American Other and North American Glass reporting segments in 2010 and 2009.

The following reflects the total cumulative expenses to date (incurred from the fourth quarter of 2008 through the Balance Sheet date) related to the facility closure activity:

	North American Glass	North American Other	Total Charges To Date
	(Dollars in thousands)		
Inventory write-down	$192	$10,541	$10,733
Pension & postretirement welfare	—	4,448	4,448
Fixed asset depreciation	—	966	966
Included in cost of sales	192	15,955	16,147
Employee termination cost & other	548	5,982	6,530
Building site clean-up & fixed asset write-down	177	10,534	10,711
Included in special charges	725	16,516	17,241
Ineffectiveness of natural gas hedge	—	745	745
Included in other (expense) income	—	745	745
Total pretax charge to date	$917	$33,216	$34,133

Fixed Asset and Inventory Write-down

In August 2010, we wrote down decorating assets in our Shreveport, Louisiana facility as a result of our decision to outsource our U.S. decorating business. In 2010, a charge of $0.6 million was recorded to write down inventory and spare machine parts related to our decorating business. This amount was included in cost of sales on the Consolidated Statements of Operations in the North American Glass segment. Charges of $0.7 million were recorded in 2010 for site cleanup and fixed assets write-down. This amount was included in special charges on the

Consolidated Statements of Operations in the North American Glass segment. No employee related costs were incurred, as all employees were reassigned into the facility.

The following reflects the balance sheet activity related to the fixed asset and inventory write-down charge for the year ended December 31, 2010:

	Reserve Balances at January 1, 2010	Total Charge to Earnings	Cash (Payments) Receipts	Inventory & Fixed Asset Write Downs	Reserve Balances at December 31, 2010
	(Dollars in thousands)				
Inventory write-down	$—	$ 578	$—	$ (578)	$ —
Building site clean-up and fixed asset write-down	—	737	9	(430)	316
Total	$—	$1,315	$ 9	$(1,008)	$316

The ending balance of $0.3 million for 2010 was included in accrued special charges on the Consolidated Balance Sheets and we expect this to result in cash payments in 2011.

During 2010, we wrote down certain after-processing equipment within our North American Glass segment. The non-cash charge of $2.7 million was included in Cost of Sales on the Consolidated Statements of Operations.

During 2008, we wrote down certain fixed assets within our North American Glass segment that had become idled and no longer were being used in our production process. The non-cash charge of $4.5 million was included in cost of sales on the Consolidated Statements of Operations.

Write-off of Finance Fees

In October 2009, we wrote off $2.7 million of finance fees incurred in connection with the exchange of the Old PIK Notes. These charges were recorded as interest expense on the Consolidated Statements of Operations and are reflected in the North American Glass reporting segment. See note 6 for further discussion.

Intangible Asset Impairment

Goodwill and intangible assets were tested for impairment in accordance with FASB ASC Topic 350 and an impairment charge was incurred in 2008 in the amount of $11.9 million for both goodwill and intangibles associated with Royal Leerdam and Crisal, which are in our International reporting segment. $9.4 million of this charge was included in impairment of goodwill and $2.5 million was recorded in special charges on the Consolidated Statements of Operations. For further discussion of goodwill and intangibles impairment, see note 4.

Summary of Total Special Charges

The following table summarizes the special charges mentioned above and their classifications in the Consolidated Statements of Operations:

	December 31, 2010	December 31, 2009	December 31, 2008
	(Dollars in thousands)		
Cost of sales	**$3,262**	$1,960	$18,681
Impairment of goodwill	**—**	—	9,434
Special charges	**1,802**	1,631	17,000
Other expense (income)	**130**	232	383
Interest expense	**—**	2,700	—
Total special charges	**$5,194**	$6,523	$45,498

8. Income Taxes

The provisions for income taxes were calculated based on the following components of earnings (loss) before income taxes:

Year Ended December 31,	2010	2009	2008
	(Dollars in thousands)		
United States	**$46,720**	$(25,385)	$(79,496)
Non-U.S.	**34,948**	(653)	5,347
Total earnings (loss) before tax	**$81,668**	$(26,038)	$(74,149)

The current and deferred provisions (benefit) for income taxes were:

Year Ended December 31,	2010	2009	2008
	(Dollars in thousands)		
Current:			
U.S. federal	**$ (423)**	$ 11,436	$ (724)
Non-U.S.	**13,459**	10,782	2,798
U.S. state and local	**212**	170	181
Total current income tax provision	**13,248**	22,388	2,255
Deferred:			
U.S. federal	**94**	(16,053)	1,855
Non-U.S.	**(1,854)**	(3,570)	2,204
U.S. state and local	**94**	(15)	—
Total deferred income tax (benefit) provision	**(1,666)**	(19,638)	4,059
Total:			
U.S. federal	**(329)**	(4,617)	1,131
Non-U.S.	**11,605**	7,212	5,002
U.S. state and local	**306**	155	181
Total income tax provision	**$11,582**	$ 2,750	$6,314

The significant components of our deferred income tax assets and liabilities are as follows:

December 31,	2010	2009
	(Dollars in thousands)	
Deferred income tax assets:		
Pension	**$ 33,007**	$ 38,558
Nonpension postretirement benefits	**25,853**	24,820
Other accrued liabilities	**20,426**	16,843
Receivables	**1,496**	2,201
Cancellation of indebtedness income	—	27,300
Net operating loss carry forwards	**15,212**	15,969
Tax credits	**10,056**	10,143
Total deferred income tax assets	**106,050**	135,834
Deferred income tax liabilities:		
Property, plant and equipment	**22,432**	26,248
Inventories	**7,138**	8,210
Intangibles and other assets	**12,246**	12,172
Total deferred income tax liabilities	**41,816**	46,630
Net deferred income tax asset before valuation allowance	**64,234**	89,204
Valuation allowance	**(72,327)**	(98,989)
Net deferred income tax liability	**$ (8,093)**	$ (9,785)

The net deferred income tax assets and liabilities at December 31 of the respective year-ends were included in the Consolidated Balance Sheets as follows:

December 31,	2010	2009
	(Dollars in thousands)	
Current deferred income tax asset (liability)	**$ 283**	$(3,559)
Noncurrent deferred income tax liability	**(8,376)**	(6,226)
Net deferred income tax liability	**$(8,093)**	$(9,785)

The 2010 deferred income tax asset for net operating loss carry forwards of $15.2 million relates to pre-tax losses incurred in the Netherlands of $12.9 million, in Portugal of $12.5 million, in China of $14.4 million, in U.S. federal of $11.6 million and in U.S. state and local jurisdictions of $77.9 million. Our foreign net operating loss carry forwards of $39.8 million will expire between 2011 and 2019. Our U.S. federal net operating loss carry forward of $11.6 million will expire between 2028 and 2029. The U.S. state and local net operating loss carry forward of $77.9 million will expire between 2017 and 2030. The 2009 deferred income tax asset for net operating loss carry forwards of $16.0 million relates to pre-tax losses incurred in the Netherlands of $21.6 million, in Mexico of $4.3 million, in Portugal of $11.3 million, in China of $14.9 million, in U.S. federal of $5.9 million and in U.S. state and local jurisdictions of $36.2 million.

The Company has a tax holiday in China, which will expire in 2013. The Company recognized no benefit from the tax holiday in 2010, 2009 or 2008.

The 2010 deferred tax credits of $10.1 million consist of $3.1 million U.S. federal tax credits and $7.0 million non-U.S. credits. The U.S. federal tax credits are foreign tax credits associated with undistributed earnings of our Canadian operations, which are not permanently reinvested, general business research and development credits, and alternative minimum tax credits. The non-U.S. credit of $7.0 million, which is related to withholding tax on intercompany debt in the Netherlands, can be carried forward indefinitely. The 2009 deferred tax credits of $10.1 million consist of $3.0 million U.S. federal tax credits and $7.1 million non-U.S. credits.

In assessing the need for a valuation allowance, management considers whether it is more likely than not that some portion or all of the deferred income tax assets will be realized on a quarterly basis or whenever events indicate that a review is required. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income (including reversals of deferred income tax liabilities) during the periods in which those temporary differences reverse. As a result, we consider the historical and projected financial results of the legal entity or consolidated group recording the net deferred income tax asset as well as all other positive and negative evidence. Examples of the evidence we consider are cumulative losses in recent years, losses expected in early future years, a history of potential tax benefits expiring unused, whether there was an unusual, infrequent, or extraordinary item to be considered. We intend to maintain these allowances until it is more likely than not that the deferred income tax assets will be realized. As part of the review in determining the need for a valuation allowance, we assess potential releases of existing valuation allowances. If we continue to generate positive pre-tax income in the U.S., it is possible that the existing valuation allowance, or portions thereof, could be released.

The valuation allowance activity for the years ended December 31 is as follows:

Year Ended December 31,	2010	2009	2008
	(Dollars in thousands)		
Beginning balance	**$ 98,989**	$87,442	$28,855
(Benefit) charge to provision for income taxes	**(22,830)**	8,140	37,247
(Benefit) charge to other comprehensive income	**(3,832)**	3,407	21,340
Ending balance	**$ 72,327**	$98,989	$87,442

The valuation allowance decreased $26.7 million in 2010 from $99.0 million at December 31, 2009 to $72.3 million at December 31, 2010. The 2010 valuation allowance of $72.3 million consists of $56.9 million related to U.S. entities and $15.4 million related to non-U.S. entities. The 2010 decrease in valuation allowance was largely driven by a decrease in our U.S. deferred tax asset related to cancellation of indebtedness income attributed to debt restructuring activities in 2009 and the release of a partial valuation allowance for one of our Mexican entities. The valuation allowance increased $11.6 million in 2009 from $87.4 million at December 31, 2008 to $99.0 million at December 31, 2009. The 2009 increase of $11.6 million was attributable to the 2009 change in deferred tax assets.

Reconciliation from the statutory U.S. federal income tax rate of 35.0 percent to the consolidated effective income tax rate was as follows:

Year Ended December 31,	2010	2009	2008
Statutory U.S. federal income tax rate	**35.0%**	35.0%	35.0%
Increase (decrease) in rate due to:			
Non-U.S. income tax differential	**(2.8)**	9.9	4.7
U.S. state and local income taxes, net of related U.S. federal income taxes	**0.3**	(0.6)	(0.2)
U.S. federal credits and net operating loss caryforward	**0.8**	—	1.0
Permanent adjustments	**6.9**	(14.8)	(2.6)
Non-U.S. federal credits	**—**	—	4.8
Valuation allowance	**(25.4)**	(31.3)	(50.3)
Income tax impact pursuant to Crisa acquisition	**—**	(12.1)	—
Other	**(0.6)**	3.3	(0.9)
Consolidated effective income tax rate	**14.2%**	(10.6)%	(8.5)%

During 2009, the Company identified an income tax adjustment related to the 2006 Crisa acquisition as reflected in the table above. After review, management believes these items did not have a material impact on the financial statements.

Significant components of our current income tax (liability) asset are as follows:

December 31,	2010	2009
	(Dollars in thousands)	
U.S. federal	**$ 564**	$ 3,077
Non-U.S.	**(3,519)**	(2,486)
U.S. state and local	**(166)**	(116)
Total current income tax (liability) asset	**$(3,121)**	$ 475

There were no incremental undistributed earnings from non-U.S. subsidiaries in 2010 and due in part to a one-time distribution to the United States, there were no accumulated undistributed earnings from non-U.S. subsidiaries as of December 31, 2010. U.S. income taxes and non-U.S. withholding taxes were not provided on a cumulative total of $37.5 million at December 31, 2009 of undistributed earnings for certain non-U.S. subsidiaries. We intend to reinvest any future undistributed earnings indefinitely into non-U.S. operations. Determination of the net amount of unrecognized U.S. income tax and potential foreign withholdings with respect to these earnings is not practicable.

We are subject to income taxes in the U.S. and various foreign jurisdictions. Management judgment is required in evaluating our tax positions and determining our provision for income taxes. Throughout the course of business, there are numerous transactions and calculations for which the ultimate tax determination is uncertain. When management believes certain tax positions may be challenged despite our belief that the tax return positions are supportable, we establish reserves for tax uncertainties based on estimates of whether additional taxes will be due. We adjust these reserves taking into consideration changing facts and circumstances, such as an outcome of a tax audit. The income tax provision includes the impact of reserve provisions and changes to reserves that are considered appropriate. Accruals for tax contingencies are provided for in accordance with the requirements of FASB ASC 740.

At December 31, 2010, we had $1.1 million of total gross unrecognized tax benefits, of which approximately $1.0 million would impact the effective tax rate, if recognized. At December 31, 2009, we had $1.0 million of total gross unrecognized tax benefits, of which approximately $1.0 million would impact the effective tax rate, if recognized. At December 31, 2008, we had $2.3 million of total gross unrecognized tax benefits, of which approximately $0.9 million would impact the effective tax rate, if recognized. During 2010, we accrued a net $0.1 million of total unrecognized tax benefits due to tax positions related to current and prior years and lapses in statutes of limitations.

A reconciliation of the beginning and ending amount of gross unrecognized tax benefits, excluding interest and penalties, is as follows:

	2010	2009	2008
	(Dollars in thousands)		
Beginning balance	**$1,029**	$ 2,301	$ 2,729
Additions based on tax positions related to the current year	**48**	1,180	29
Additions for tax positions of prior years	**—**	—	1,567
Reductions for tax positions of prior years	**(34)**	(229)	(1,020)
Reductions due to lapse of statute of limitations	**86**	137	(1,004)
Reductions due to settlements with tax authorities	**—**	(2,360)	—
Ending balance	**$1,129**	$ 1,029	$ 2,301

We recognize interest and penalties related to unrecognized tax benefits in the provision for income taxes. We recognized a $0.3 million benefit in 2010, a $0.5 million benefit in 2009 and a $0.5 million benefit in 2008 in our Consolidated Statements of Operations from a reduction in interest and penalties for uncertain tax positions. In addition, we had $1.7 million, $2.0 million and $2.5 million accrued for interest and penalties, net of tax benefit, at December 31, 2010, 2009 and 2008, respectively.

Based upon the outcome of tax examinations, judicial proceedings, or expiration of statutes of limitations, it is reasonably possible that the ultimate resolution of these unrecognized tax benefits may result in a payment that is materially different from the current estimate of the tax liabilities. It is not possible at this point in time, however, to estimate whether there will be a significant change in the Company's gross unrecognized tax benefits.

We file income tax returns in the U.S. federal jurisdiction, and various state and foreign jurisdictions. As of December 31, 2010, the tax years that remained subject to examination by major tax jurisdictions were as follows:

Jurisdiction	Open Years
Canada	2007-2010
China	2007-2010
Mexico	2005-2010
Netherlands	2009-2010
Portugal	2006-2010
United States	2008-2010

9. Pension

We have pension plans covering certain employees. Benefits generally are based on compensation for salaried employees and job grade and length of service for hourly employees. Our policy is to fund pension plans such that sufficient assets will be available to meet future benefit requirements. In addition, we have an unfunded supplemental employee retirement plan (SERP) that covers salaried U.S.-based employees of Libbey hired before January 1, 2006. The U.S. pension plans cover the salaried U.S.-based employees of Libbey hired before January 1, 2006 and most hourly U.S.-based employees (excluding new hires at Shreveport after 2008 and employees hired at Toledo after September 30, 2010). The non-U.S. pension plans cover the employees of our wholly owned subsidiaries Royal Leerdam and Crisa. The Crisa plan is not funded.

Effect on Operations

The components of our net pension expense, including the SERP, are as follows:

Year Ended December 31,	U.S. Plans			Non-U.S. Plans			Total		
	2010	2009	2008	2010	2009	2008	2010	2009	2008
	(Dollars in thousands)								
Service cost (benefits earned during the period)	**$ 5,341**	$ 5,050	$ 5,388	**$ 1,603**	$ 1,354	$ 1,669	**$ 6,944**	$ 6,404	$ 7,057
Interest cost on projected benefit obligation	**15,896**	15,623	15,634	**4,557**	4,147	4,729	**20,453**	19,770	20,363
Expected return on plan assets	**(16,683)**	(17,573)	(17,567)	**(2,463)**	(2,530)	(3,265)	**(19,146)**	(20,103)	(20,832)
Amortization of unrecognized:									
Prior service cost (credit)	**2,328**	2,242	2,381	**2**	(207)	(212)	**2,330**	2,035	2,169
Actuarial loss	**3,621**	960	1,308	**417**	375	293	**4,038**	1,335	1,601
Transition obligations	**—**	—	—	**122**	113	142	**122**	113	142
Curtailment charge	**—**	—	1,070	**—**	—	—	**—**	—	1,070
Settlement charge	**—**	3,661	—	**47**	—	—	**47**	3,661	—
Pension expense	**$ 10,503**	$ 9,963	$ 8,214	**$ 4,285**	$ 3,252	$ 3,356	**$ 14,788**	$ 13,215	$ 11,570

In 2009, we incurred pension settlement charges of $3.7 million. The pension settlement charges were triggered by excess lump sum distributions taken by employees, which required us to record unrecognized gains and losses in our pension plan accounts.

In the fourth quarter of 2008 we incurred a pension curtailment charge of $1.1 million related to the announced closing of our Syracuse China plant. See note 7 for further discussion.

Actuarial Assumptions

The assumptions used to determine the benefit obligations were as follows:

	U.S. Plans		Non-U.S. Plans	
	2010	**2009**	**2010**	**2009**
Discount rate	**5.50% to 5.76%**	5.62% to 5.96%	**5.40% to 8.25%**	5.50% to 8.50%
Rate of compensation increase	**2.25% to 4.50%**	2.25% to 4.50%	**2.00% to 4.30%**	2.00% to 4.30%

The assumptions used to determine net periodic pension costs were as follows:

	U.S. Plans			Non-U.S. Plans		
	2010	**2009**	**2008**	**2010**	**2009**	**2008**
Discount rate	**5.62% to 5.96%**	6.41% to 6.48%	6.16% to 6.32%	**5.50% to 8.50%**	5.70% to 8.50%	5.50% to 8.50%
Expected long-term rate of return on plan assets	**8.00%**	8.25%	8.50%	**5.75%**	6.00%	6.50%
Rate of compensation increase	**2.25% to 4.50%**	2.63% to 5.25%	3.00% to 6.00%	**2.00% to 4.30%**	2.00% to 4.30%	2.00% to 4.30%

The discount rate enables us to estimate the present value of expected future cash flows on the measurement date. The rate used reflects a rate of return on high-quality fixed income investments that match the duration of expected benefit payments at our December 31 measurement date. The discount rate at December 31 is used to measure the year-end benefit obligations and the earnings effects for the subsequent year. A higher discount rate decreases the present value of benefit obligations and decreases pension expense.

To determine the expected long-term rate of return on plan assets for our funded plans, we consider the current and expected asset allocations, as well as historical and expected returns on various categories of plan assets. The expected long-term rate of return on plan assets at December 31st is used to measure the earnings effects for the subsequent year. The assumed long-term rate of return on assets is applied to a calculated value of plan assets that recognizes gains and losses in the fair value of plan assets compared to expected returns over the next five years. This produces the expected return on plan assets that is included in pension expense. The difference between the expected return and the actual return on plan assets is deferred and amortized over five years. The net deferral of past asset gains (losses) affects the calculated value of plan assets and, ultimately, future pension expense (income).

Future benefits are assumed to increase in a manner consistent with past experience of the plans, which, to the extent benefits are based on compensation, includes assumed compensation increases as presented above. Amortization included in net pension expense is based on the average remaining service of employees.

We account for our defined benefit pension plans on an expense basis that reflects actuarial funding methods. The actuarial valuations require significant estimates and assumptions to be made by management, primarily with respect to the discount rate and expected long-term return on plan assets. These assumptions are all susceptible to changes in market conditions. The discount rate is based on a selected settlement portfolio from a universe of high quality bonds. In determining the expected long-term rate of return on plan assets, we consider historical market and portfolio rates of return, asset allocations and expectations of future rates of return. We evaluate these critical assumptions on our annual measurement date of December 31st. Other assumptions involving demographic factors such as retirement age, mortality and turnover are evaluated periodically and are updated to reflect our experience. Actual results in any given year often will differ from actuarial assumptions because of demographic, economic and other factors.

Considering 2010 results, the disclosure below provides a sensitivity analysis of the impact that changes in the significant assumptions would have on 2010 and 2011 pension expense:

Assumption	Percentage Point Change	Estimated Effect on Annual Expense: 2010	2011
	(Dollars in thousands)		
Discount rate	1.0 percent change	$3,200	$4,000
Long-term rate of return on assets	1.0 percent change	$2,400	$2,400

Projected Benefit Obligation (PBO) and Fair Value of Assets

The changes in the projected benefit obligations and fair value of plan assets are as follows:

	U.S. Plans		Non-U.S. Plans		Total	
December 31,	2010	2009	2010	2009	2010	2009
	(Dollars in thousands)					
Change in projected benefit obligation:						
Projected benefit obligation, beginning of year	**$278,801**	$256,871	**$ 69,201**	$ 60,897	**$ 348,002**	$ 317,768
Service cost	**5,341**	5,050	**1,603**	1,354	**6,944**	6,404
Interest cost	**15,896**	15,623	**4,557**	4,147	**20,453**	19,770
Exchange rate fluctuations	**—**	—	**(1,334)**	2,833	**(1,334)**	2,833
Actuarial loss	**4,238**	27,910	**816**	1,239	**5,054**	29,149
Plan participants' contributions	**—**	—	**1,281**	1,079	**1,281**	1,079
Settlements	**—**	(6,445)	**—**	—	**—**	(6,445)
Benefits paid	**(14,551)**	(20,208)	**(2,796)**	(2,348)	**(17,347)**	(22,556)
Projected benefit obligation, end of year	**$289,725**	$278,801	**$ 73,328**	$ 69,201	**$ 363,053**	$ 348,002
Change in fair value of plan assets:						
Fair value of plan assets, beginning of year	**$185,930**	$170,354	**$ 49,815**	$ 45,482	**$ 235,745**	$ 215,836
Actual return on plan assets	**25,590**	26,540	**3,667**	1,944	**29,257**	28,484
Exchange rate fluctuations	**—**	—	**(3,764)**	820	**(3,764)**	820
Employer contributions	**9,118**	9,244	**3,679**	2,838	**12,797**	12,082
Plan participants' contributions	**—**	—	**1,281**	1,079	**1,281**	1,079
Benefits paid	**(14,551)**	(20,208)	**(2,796)**	(2,348)	**(17,347)**	(22,556)
Fair value of plan assets, end of year	**$206,087**	$185,930	**$ 51,882**	$ 49,815	**$ 257,969**	$ 235,745
Funded ratio	***71.1%***	*66.7%*	***70.8%***	*72.0%*	***71.1%***	*67.7%*
Funded status and net accrued pension benefit cost	**$ (83,638)**	$ (92,871)	**$(21,446)**	$(19,386)	**$(105,084)**	$(112,257)

The 2010 net accrued pension benefit cost of $105.1 million is represented by a non-current asset in the amount of $12.7 million, a current liability in the amount of $2.3 million and a long-term liability in the amount of $115.5 million on the Consolidated Balance Sheets. The 2009 net accrued pension benefit cost of $112.3 million is represented by a non-current asset in the amount of $9.4 million, a current liability in the amount of $2.0 million and a long-term liability in the amount of $119.7 million on the Consolidated Balance Sheets. The current portion reflects the amount of expected benefit payments that are greater than the plan assets on a plan-by-plan basis.

The pre-tax amounts recognized in accumulated other comprehensive loss as of December 31, 2010 and 2009, are as follows:

December 31,	U.S. Plans 2010	U.S. Plans 2009	Non-U.S. Plans 2010	Non-U.S. Plans 2009	Total 2010	Total 2009
	(Dollars in thousands)					
Net actuarial loss	**$87,357**	$ 95,648	**$ 9,097**	$ 9,215	**$ 96,454**	$104,863
Prior service cost	**7,736**	10,064	**2,005**	2,151	**9,741**	12,215
Transition obligation	**—**	—	**384**	483	**384**	483
Total cost	**$95,093**	$105,712	**$11,486**	$11,849	**$106,579**	$117,561

The pre-tax amounts in accumulated other comprehensive loss as of December 31, 2010, that are expected to be recognized as components of net periodic benefit cost during 2011 are as follows:

	U.S. Plans	Non-U.S. Plans	Total
	(Dollars in thousands)		
Net actuarial loss	$4,871	$493	$5,364
Prior service cost	2,163	194	2,357
Transition obligation	—	125	125
Total cost	$7,034	$812	$7,846

We contributed $9.1 million to the U.S. pension plans in 2010, compared to $9.2 million in 2009. We contributed $3.7 million in 2010 to the non-U.S. pension plans compared to $2.8 million in 2009. It is difficult to estimate future cash contributions, as such amounts are a function of actual investment returns, withdrawals from the plans, changes in interest rates and other factors uncertain at this time. We currently anticipate making cash contributions of approximately $22.9 million into the U.S. pension plans and approximately $3.8 million into the non-U.S. pension plans in 2011. However, it is possible that greater cash contributions may be required in 2011. Although a decline in market conditions, changes in current pension law and uncertainties regarding significant assumptions used in the actuarial valuations may have a material impact in future required contributions to our pension plans, we currently do not expect funding requirements to have a material adverse impact on current or future liquidity.

Pension benefit payment amounts are anticipated to be paid from the plans (including the SERP) as follows:

Year	U.S. Plans	Non-U.S. Plans	Total
	(Dollars in thousands)		
2011	$ 17,190	$ 2,932	$ 20,122
2012	$ 17,790	$ 3,000	$ 20,790
2013	$ 18,610	$ 3,241	$ 21,851
2014	$ 19,256	$ 3,699	$ 22,955
2015	$ 19,949	$ 4,479	$ 24,428
2016-2020	$106,548	$27,775	$134,323

Accumulated Benefit Obligation in Excess of Plan Assets

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for pension plans with an accumulated benefit obligation in excess of plan asset at December 31, 2010 and 2009 were as follows:

December 31, 2010	U.S. Plans	Non-U.S. Plans	Total
	(Dollars in thousands)		
Projected benefit obligation	$289,725	$34,213	$323,938
Accumulated benefit obligation	$285,551	$29,632	$315,183
Fair value of plan assets	$206,087	$ —	$206,087

December 31, 2009	U.S. Plans	Non-U.S. Plans	Total
	(Dollars in thousands)		
Projected benefit obligation	$278,801	$28,839	$307,640
Accumulated benefit obligation	$274,266	$22,531	$296,797
Fair value of plan assets	$185,930	$ —	$185,930

Plan Asset Allocation

The asset allocation for our U.S. pension plans at the end of 2010 and 2009 and the target allocation for 2011, by asset category, are as follows.

	Target Allocation	Percentage of Plan Assets at Year End	
U.S. Plans Asset Category	2011	2010	2009
Equity securities	45%	49%	48%
Debt securities	35%	31%	34%
Real estate	5%	5%	5%
Other	15%	15%	13%
Total	100%	100%	100%

The asset allocation for our Royal Leerdam pension plans at the end of 2010 and 2009 and the target allocation for 2011, by asset category, are as follows.

	Target Allocation	Percentage of Plan Assets at Year End	
Non-U.S. Plan Asset Category	2011	2010	2009
Equity securities	22%	23%	19%
Debt securities	62%	61%	64%
Real estate	11%	10%	11%
Other	5%	6%	6%
Total	100%	100%	100%

Our investment strategy is to control and manage investment risk through diversification across asset classes and investment styles, within established target asset allocation ranges. The investment risk of the assets is limited by appropriate diversification both within and between asset classes. Assets will be diversified among a mix of traditional investments in equity and fixed income instruments, as well as alternative investments including real estate and hedge funds. It would be anticipated that a modest allocation to cash would exist within the plans, since each investment manager is likely to hold some cash in the portfolio with the goal of ensuring that sufficient liquidity will be available to meet expected cash flow requirements.

Our investment valuation policy is to value the investments at fair value. All investments are valued at their respective net asset values as calculated by the Trustee. Underlying equity securities for which market quotations are readily available are valued at the last reported readily available sales price on their principal exchange on the valuation date or official close for certain markets. Fixed income investments are valued on a basis of valuations furnished by a trustee-approved pricing service, which determines valuations for normal institutional-size trading units of such securities which are generally recognized at fair value as determined in good faith by the Trustee. Short-term investments, if any, are stated at amortized cost, which approximates fair value. The fair value of investments in real estate funds is based on valuation of the fund as determined by periodic appraisals of the underlying investments owned by the respective fund. The fair value of hedge funds is based on the net asset values provided by the fund manager. Investments in registered investments companies or collective pooled funds, if any, are valued at their respective net asset value.

The following table sets forth by level, within the fair value hierarchy established by FASB ASC Topic 820, our pension plan assets at fair value (see note 15 for further discussion of the fair value hierarchy) as of December 31, 2010 and 2009:

December 31, 2010	Level One	Level Two	Level Three	Total
		(Dollars in thousands)		
Cash & cash equivalents	**$—**	**$ 3,442**	**$ —**	**$ 3,442**
Real estate	**—**	**11,088**	**5,385**	**16,473**
Equity securities	**—**	**111,369**	**—**	**111,369**
Debt securities	**—**	**96,081**	**—**	**96,081**
Hedge funds	**—**	**—**	**30,604**	**30,604**
Total	**$—**	**$221,980**	**$35,989**	**$257,969**

December 31, 2009	Level One	Level Two	Level Three	Total
		(Dollars in thousands)		
Cash & cash equivalents	$—	$ 957	$ —	$ 957
Real estate	—	232	5,401	5,633
Equity securities	—	109,290	—	109,290
Debt securities	—	94,179	—	94,179
Hedge funds	—	—	25,686	25,686
Total	$—	$204,658	$31,087	$235,745

The following is a reconciliation for which Level three inputs were used in determining fair value:

	(Dollars in thousands)
Beginning balance of assets classified as Level 3 as of December 31, 2009	**$31,087**
Change in unrealized appreciation (depreciation)	**2,912**
Net purchases (sales)	**1,990**
Ending balance of assets classified as Level 3 as of December 31, 2010	**$35,989**

	(Dollars in thousands)
Beginning balance of assets classified as Level 3 as of December 31, 2008	$34,056
Change in unrealized appreciation (depreciation)	3,721
Net purchases (sales)	(6,690)
Ending balance of assets classified as Level 3 as of December 31, 2009	$31,087

10. Nonpension Postretirement Benefits

We provide certain retiree health care and life insurance benefits covering our U.S. and Canadian salaried and non-union hourly employees hired before January 1, 2004 and a majority of our union hourly employees (excluding employees hired at Shreveport after 2008 and employees hired at Toledo after September 30, 2010). Employees are generally eligible for benefits upon retirement and completion of a specified number of years of creditable service. Benefits for most hourly retirees are determined by collective bargaining. The U.S. nonpension postretirement plans cover the hourly and salaried U.S.-based employees of Libbey. The non-U.S. nonpension postretirement plans cover the retirees and active employees of Libbey who are located in Canada. The postretirement benefit plans are not funded.

Effect on Operations

The provision for our nonpension postretirement benefit expense consists of the following:

	U.S. Plans			Non-U.S. Plans			Total		
Year Ended December 31,	2010	2009	2008	2010	2009	2008	2010	2009	2008
				(Dollars in thousands)					
Service cost (benefits earned during the period)	**$1,360**	$1,333	$1,099	**$ 1**	$ 1	$ 1	**$1,361**	$1,334	$1,100
Interest cost on projected benefit obligation	**3,617**	3,783	2,979	**124**	112	129	**3,741**	3,895	3,108
Amortization of unrecognized:									
Prior service cost (credit)	**290**	(418)	2,967	**—**	—	—	**290**	(418)	2,967
Loss (gain)	**1,028**	764	239	**(29)**	(34)	(33)	**999**	730	206
Curtailment credit	**—**	(94)	—	**—**	—	—	**—**	(94)	—
Nonpension postretirement benefit expense	**$6,295**	$5,368	$7,284	**$ 96**	$ 79	$ 97	**$6,391**	$5,447	$7,381

Prior service cost for 2008 includes a charge of $3.1 million to write off unrecognized prior service cost related to the announced closure of our Syracuse China manufacturing operation. See note 7 for further discussion.

Actuarial Assumptions

The discount rate used to determine the accumulated postretirement benefit obligation was:

	U.S. Plans		Non-U.S. Plans	
	2010	2009	2010	2009
Discount rate	**5.34%**	5.54%	**4.86%**	5.42%

The discount rate used to determine net postretirement benefit cost was:

	U.S. Plans			Non-U.S. Plans		
	2010	2009	2008	2010	2009	2008
Discount rate	**5.54%**	6.36%	6.16%	**5.42%**	5.89%	5.14%

The weighted average assumed health care cost trend rates at December 31 were as follows:

	U.S. Plans		Non-U.S. Plans	
	2010	2009	2010	2009
Initial health care trend	**7.50%**	8.00%	**7.50%**	8.00%
Ultimate health care trend	**5.00%**	5.00%	**5.00%**	5.00%
Years to reach ultimate trend rate	**10**	6	**10**	6

We use various actuarial assumptions, including the discount rate and the expected trend in health care costs, to estimate the costs and benefit obligations for our retiree health plan. The discount rate is determined based on high-quality fixed income investments that match the duration of expected retiree medical benefits at our December 31 measurement date to establish the discount rate. The discount rate at December 31 is used to measure the year-end benefit obligations and the earnings effects for the subsequent year.

The health care cost trend rate represents our expected annual rates of change in the cost of health care benefits. The trend rate noted above represents a forward projection of health care costs as of the measurement date.

Sensitivity to changes in key assumptions is as follows:

- A 1.0 percent change in the health care trend rate would not have a material impact upon the nonpension postretirement expense.
- A 1.0 percent change in the discount rate would change the nonpension postretirement expense by $0.5 million.

Accumulated Postretirement Benefit Obligation

The components of our nonpension postretirement benefit obligation are as follows:

	U.S. Plans		Non-U.S. Plans		Total	
December 31,	2010	2009	2010	2009	2010	2009
			(Dollars in thousands)			
Change in accumulated nonpension postretirement benefit obligation:						
Benefit obligation, beginning of year	**$ 66,792**	$ 59,854	**$ 2,351**	$ 2,027	**$ 69,143**	$ 61,881
Service cost	**1,360**	1,333	**1**	1	**1,361**	1,334
Interest cost	**3,617**	3,783	**124**	112	**3,741**	3,895
Plan participants' contributions	**1,365**	1,416	**—**	—	**1,365**	1,416
Plan amendments	**300**	—	**—**	—	**300**	—
Actuarial loss	**2,068**	4,958	**101**	76	**2,169**	5,034
Exchange rate fluctuations	**—**	—	**120**	333	**120**	333
Curtailments	**—**	(7)	**—**	—	**—**	(7)
Benefits paid	**(5,321)**	(4,545)	**(124)**	(198)	**(5,445)**	(4,743)
Benefit obligation, end of year	**$ 70,181**	$ 66,792	**$ 2,573**	$ 2,351	**$ 72,754**	$ 69,143
Funded status and accrued benefit cost	**$(70,181)**	$(66,792)	**$(2,573)**	$(2,351)	**$(72,754)**	$(69,143)

The 2010 net accrued postretirement benefit cost of $72.8 million is represented by a current liability in the amount of $5.0 million and a long-term liability in the amount of $67.7 million on the Consolidated Balance Sheets. The 2009 net accrued postretirement benefit cost of $69.1 million is represented by a current liability in the amount of $4.3 million and a long-term liability in the amount of $64.8 million on the Consolidated Balance Sheets.

The pre-tax amounts recognized in accumulated other comprehensive loss as of December 31, 2010 and 2009, are as follows:

December 31,	U.S. Plans 2010	U.S. Plans 2009	Non-U.S. Plans 2010	Non-U.S. Plans 2009	Total 2010	Total 2009
	(Dollars in thousands)					
Net actuarial loss (gain)	**$20,574**	$19,534	**$(456)**	$(566)	**$20,118**	$18,968
Prior service cost	**2,612**	2,602	**—**	—	**2,612**	2,602
Total cost (credit)	**$23,186**	$22,136	**$(456)**	$(566)	**$22,730**	$21,570

The pre-tax amounts in accumulated other comprehensive loss of December 31, 2010, that are expected to be recognized as a credit to net periodic benefit cost during 2011 are as follows:

	U.S. Plans	Non U.S. Plans	Total
	(Dollars in thousands)		
Net actuarial loss (gain)	$1,160	$(16)	$1,144
Prior service cost	422	—	422
Total cost (credit)	$1,582	$(16)	$1,566

Nonpension postretirement benefit payments net of estimated future Medicare Part D subsidy payments and future retiree contributions, are anticipated to be paid as follows:

Fiscal Year	U.S. Plans	Non U.S. Plans	Total
	(Dollars in thousands)		
2011	$ 4,829	$188	$ 5,017
2012	$ 5,252	$190	$ 5,442
2013	$ 5,719	$192	$ 5,911
2014	$ 6,123	$195	$ 6,318
2015	$ 6,201	$195	$ 6,396
2016-2020	$29,630	$927	$30,557

Prior to September 1, 2008, we also provided retiree health care benefits to certain union hourly employees through participation in a multi-employer retiree health care benefit plan. This was an insured, premium-based arrangement. Related to this plan, approximately $0.5 million was charged to expense for the year ended December 31, 2008. During the second quarter of 2008, we amended our U.S. non-pension postretirement plans to cover employees and retirees previously covered under the multi-employer plan. This plan amendment was effective September 1, 2008 and resulted in a charge of $3.4 million to other comprehensive loss during the second quarter of 2008.

In March 2010, the Patient Protection and Affordable Care Act and the Health Care Education and Affordability Reconciliation Act (the Acts) were signed into law. The Acts contain provisions which could impact our accounting for retiree medical benefits in future periods. However, the extent of that impact, if any, cannot be determined until additional interpretations of the Acts become available. Based on the analysis to date, the impact of provisions in the Acts which are reasonably determinable is not expected to have a material impact on our postretirement benefit plans. We will continue to assess the provisions of the Acts and may consider plan amendments in future periods to better align these plans with the provisions of the acts.

11. Net Income per Share of Common Stock

The following table sets forth the computation of basic and diluted earnings per share:

Year Ended December 31,	2010	2009	2008
	(Dollars in thousands, except per-share amounts)		
Numerator for earnings per share — net income (loss) that is available to common shareholders	**$ 70,086**	$ (28,788)	$ (80,463)
Denominator for basic earnings per share — Weighted-average shares outstanding	**17,668,214**	15,149,013	14,671,500
Effect of stock options, restricted stock units and performance shares	**501,395**	—	—
Effect of warrants	**1,787,472**	—	—
Effect of dilutive securities(1)	**2,288,867**	—	—
Denominator for diluted earnings per share — Adjusted weighted-average shares and assumed conversions	**19,957,081**	15,149,013	14,671,500
Basic earnings (loss) per share	**$ 3.97**	$ (1.90)	$ (5.48)
Diluted earnings (loss) per share	**$ 3.51**	$ (1.90)	$ (5.48)

(1) The effect of employee stock options, warrants, restricted stock units and performance shares, 733,908 shares for the year ended December 31, 2009, were anti-dilutive and thus not included in the earnings per share calculation. The effect of employee stock options, warrants, restricted stock units, performance shares and the employee stock purchase plan, (ESPP), 237,802 shares for the years ended December 31, 2008 were anti-dilutive and thus not included in the earnings per share calculation. These amounts would have been dilutive if not for the net loss.

When applicable, diluted shares outstanding include the dilutive impact of in-the-money options, which are calculated based on the average share price for each fiscal period using the treasury stock method. Under the treasury stock method, the tax-effected proceeds that hypothetically would be received from the exercise of all in-the-money options are assumed to be used to repurchase shares.

12. Employee Stock Benefit Plans

We have one stock-based employee compensation plan. We also had an Employee Stock Purchase Plan (ESPP) under which eligible employees could purchase a limited number of shares of Libbey Inc. common stock at a discount. The ESPP was terminated effective May 31, 2009.

We account for stock-based compensation in accordance with FASB ASC Topic 718, "Compensation — Stock Compensation" and FASB ASC Topic 505-50, "Equity — Equity Based Payment to Non-Employees", which requires the measurement and recognition of compensation expense for all share-based awards to our employees and directors. Share-based compensation cost is measured based on the fair value of the equity or liability instruments issued. FASB ASC 718 and FASB ASC 505-50 apply to all of our outstanding unvested share-based payment awards.

Equity Participation Plan Program Description

We have one equity participation plan: the Amended and Restated Libbey Inc. 2006 Omnibus Incentive Plan which we refer to as the Omnibus Plan. Up to a total of 2,960,000 shares of Libbey Inc. common stock are authorized for issuance as equity-based compensation under the Omnibus Plan. Under the Omnibus Plan, grants of equity-based compensation may take the form of stock options, stock appreciation rights, performance shares or units, restricted stock or restricted stock units or other stock-based awards. Employees and directors are eligible for awards under this plan. During 2010, there were grants of 220,007 stock options, 226,667 restricted stock units and 2,800 stock appreciation rights. During 2009, there were grants of 346,021 stock options, 8,717 performance shares, 260,271 restricted stock units and 2,700 stock appreciation rights. All option grants have an exercise price equal to the fair market value of the underlying stock on the grant date. The vesting period of options, stock appreciation rights and restricted stock units outstanding as of December 31, 2010, is four years. These instruments do not participate in dividends. All grants of equity-based compensation are amortized over the vesting period in accordance FASB ASC 718 expense attribution methodology. The impact of applying the provisions of FASB ASC 718 is a pre-tax compensation expense of $3.5 million, $2.4 million and $3.5 million in selling, general and administrative expenses in the Consolidated Statements of Operations for 2010, 2009 and 2008, respectively.

Non-Qualified Stock Option and Employee Stock Purchase Plan (ESPP) Information

We had an ESPP under which 950,000 shares of common stock had been reserved for issuance. Eligible employees could purchase a limited number of shares of common stock at a discount of up to 15 percent of the market value at certain plan-defined dates. The ESPP terminated on May 31, 2009. In 2009 and 2008, shares issued under the ESPP totaled 362,011 and 113,247, respectively. Due to termination of the Plan, at December 31, 2010 and December 31, 2009 there were no shares available for issuance under the ESPP. Repurchased common stock was used to fund the ESPP.

A participant could elect to have payroll deductions made during the offering period in an amount not less than 2 percent and not more than 20 percent of the participant's compensation during the option period. The option period started on the offering date (June 1st) and ended on the exercise date (May 31st). In no event could the option price per share be less than the par value per share ($.01) of common stock. All options and rights to participate in the ESPP were nontransferable and subject to forfeiture in accordance with the ESPP guidelines. In the event of certain corporate transactions, each option outstanding under the ESPP would be assumed or the successor corporation or a parent or subsidiary of such successor corporation would substitute an equivalent option. Compensation expense for 2010, 2009 and 2008 related to the ESPP was $0.0 million, $(0.1) million, and $0.6 million, respectively. The credit in expense for 2009 was attributable to the reversal of expense related to the employees who elected to cancel their participation in the plan prior to the plan's May 31, 2009 termination.

Stock option compensation expense of $1.0 million, $1.0 million, and $1.1 million is included in the Consolidated Statements of Operations for 2010, 2009 and 2008, respectively.

The Black-Scholes option-pricing model was developed for use in estimating the value of traded options that have no vesting restrictions and are fully transferable. There were 220,007 stock option grants made during 2010. Under the Black-Scholes option-pricing model, the weighted-average grant-date fair value of options granted during 2010 is $8.33. There were 346,021 and 147,976 stock option grants made during 2009 and 2008, respectively. Under the Black-Scholes option-pricing model, the weighted-average grant-date fair value of options granted during 2009 and 2008 was $0.74 and $7.34, respectively. The fair value of each option is estimated on the date of grant with the following weighted-average assumptions:

	2010	2009	2008
Stock option grants:			
Risk-free interest	**2.86%**	2.78%	3.30%
Expected term	**6.3 years**	6.3 years	6.3 years
Expected volatility	**87.21%**	74.00%	48.20%
Dividend yield	**0.00%**	0.00%	0.65%
Employee Stock Purchase Plan:			
Risk-free interest	**Not Applicable**	Not Applicable	2.18%
Expected term	**Not Applicable**	Not Applicable	12 months
Expected volatility	**Not Applicable**	Not Applicable	57.30%
Dividend yield	**Not Applicable**	Not Applicable	0.89%

- The risk-free interest rate is based on the U.S. Treasury yield curve at the time of grant and has a term equal to the expected life.
- The expected term represents the period of time the options are expected to be outstanding. Additionally, we use historical data to estimate option exercises and employee forfeitures. The Company uses the Simplified Method defined by the SEC Staff Accounting Bulletin No. 107, "Share-Based Payment" (SAB 107), to estimate the expected term of the option, representing the period of time that options granted are expected to be outstanding.
- The expected volatility was developed based on historic stock prices commensurate with the expected term of the option. We use projected data for expected volatility of our stock options based on the average of daily, weekly and monthly historical volatilities of our stock price over the expected term of the option and other economic data trended into future years.
- The dividend yield is calculated as the ratio based on our most recent historical dividend payments per share of common stock at the grant date to the stock price on the date of grant.

Information with respect to our stock option activity for 2010, 2009, and 2008 is as follows:

Options	Shares	Weighted-Average Exercise Price per Share	Weighted-Average Remaining Contractual Life (In Years)	Aggregate Intrinsic Value
	(Dollars in thousands, except shares and per-share amounts)			
Outstanding balance at January 1, 2008	1,520,296	$24.67	5	$1,181
Granted	147,976	15.08		
Exercised	—	—		
Canceled	(194,295)	34.98		
Outstanding balance at December 31, 2008	1,473,977	22.37	5	$ —
Granted	346,021	1.09		
Exercised	—	—		
Canceled	(175,831)	29.05		
Outstanding balance at December 31, 2009	**1,644,167**	**17.18**	**6**	**$2,258**
Granted	**220,007**	**11.10**		
Exercised	**(9,279)**	**14.50**		**$ 84**
Canceled	**(139,961)**	**28.05**		
Outstanding balance at December 31, 2010	**1,714,934**	**$15.58**	**6**	**$6,710**
Exercisable at December 31, 2010	**1,164,814**	**$19.48**		**$2,213**

Intrinsic value for share-based instruments is defined as the difference between the current market value and the exercise price. FASB ASC Topic 718 requires the benefits of tax deductions in excess of the compensation cost recognized for those stock options (excess tax benefit) to be classified as financing cash flows. There were 9,279 stock options exercised in 2010 and there were no stock options exercised during 2009 or 2008.

The aggregate intrinsic value in the preceding table represents the total pretax intrinsic value, based on the Libbey Inc. closing stock price of $15.47 as of December 31, 2010, which would have been received by the option holders had all option holders exercised their options as of that date. As of December 31, 2010, 1,164,814 outstanding options were exercisable, and the weighted average exercise price was $19.48. As of December 31, 2009, 1,070,798 outstanding options were exercisable, and the weighted average exercise price was $22.48. As of December 31, 2008, 1,076,152 outstanding options were exercisable, and the weighted average exercise price was $25.16.

As of December 31, 2010, $1.3 million of total unrecognized compensation expense related to nonvested stock options is expected to be recognized within the next four years on a weighted-average basis. The total fair value of shares vested during 2010 is $1.2 million. Shares issued for exercised options are issued from treasury stock and newly issued stock.

The following table summarizes our nonvested stock option activity for 2010, 2009 and 2008:

	Shares	Weighted-Average Value (per Share)
Nonvested at January 1, 2008	337,010	$6.67
Granted	147,976	$7.34
Vested	(87,536)	$5.54
Canceled	—	$ —
Nonvested at December 31, 2008	397,450	$7.17
Granted	346,021	$0.74
Vested	(159,221)	$5.70
Canceled	(10,881)	$5.13
Nonvested at December 31, 2009	**573,369**	**$3.74**
Granted	**220,007**	**$8.33**
Vested	**(221,065)**	**$5.57**
Canceled	**(22,191)**	**$4.26**
Nonvested at December 31, 2010	**550,120**	**$4.81**

Performance Share Information

Performance share compensation expense of $0.5 million, $0.5 million and $0.2 million for 2010, 2009 and 2008, respectively, is included in our Consolidated Statements of Operations.

Under the Omnibus Plan, we grant select executives and key employees performance shares. The number of performance shares granted to an executive is determined by dividing the value to be transferred to the executive, expressed in U.S. dollars and determined as a percentage of the executive's long-term incentive target (which in turn is a percentage of the executive's base salary on January 1 of the year in which the performance shares are granted), by the average closing price of Libbey Inc. common stock over a period of 60 consecutive trading days ending on the date of the grant. There were no performance shares granted in 2010, but participants earned performance shares that were granted in 2008 with respect to a 3-year performance cycle that began on January 1, 2008. Beginning in 2009, awards under this portion of the Incentive Plan were changed to cash awards.

The performance shares that are earned are settled by issuance to the executive of one share of Libbey Inc. common stock for each performance share earned. Performance shares are earned only if and to the extent we achieve certain company-wide performance goals over performance cycles of between 1 and 3 years.

A summary of the activity for performance shares under the Amended and Restated Libbey Inc. 2006 Omnibus Incentive Plan for 2010, 2009 and 2008 is presented below:

Performance Shares	Shares
Outstanding balance at January 1, 2008	113,598
Granted	80,368
Issued	(14,626)
Canceled	—
Outstanding balance at December 31, 2008	179,340
Granted	8,717
Issued	(13,896)
Canceled	(2,300)
Outstanding balance at December 31, 2009	**171,861**
Granted	**—**
Issued	**(48,035)**
Canceled	**—**
Outstanding balance at December 31, 2010	**123,826**

Of this amount, 58,365 performance shares were earned as of December 31, 2010, and as a result, 58,365 shares of Libbey Inc. common stock were issued in February 2011 to the executives in settlement of these performance shares.

The weighted-average grant-date fair value of the performance shares granted during 2009 and 2008 was $1.41 and $15.35 per share, respectively. As of December 31, 2010, there was no unrecognized compensation cost related to nonvested performance shares granted. Shares issued for performance share awards are issued from treasury stock and newly issued stock.

Stock and Restricted Stock Unit Information

Compensation expense of $2.0 million, $1.0 million, and $1.6 million for 2010, 2009 and 2008, respectively, is included in our Consolidated Statements of Operations to reflect grants of restricted stock units and of stock.

Under the Omnibus Plan, we grant non-employee members of our Board of Directors restricted stock units or shares of unrestricted stock. The restricted stock units or shares granted to Directors are immediately vested and all compensation expense is recognized in our Consolidated Statements of Operations in the year the grants are made. In addition, we grant restricted stock units to select executives, and we grant shares of restricted stock to key employees. The restricted stock units granted to select executives vest over four years. The restricted stock units granted to key employees generally vest on the first anniversary of the grant date.

A summary of the activity for restricted stock units under the Omnibus Plan for 2010 and 2009 is presented below:

Restricted Stock Units	Shares
Outstanding balance at January 1, 2008	170,158
Granted	100,725
Awarded	(67,972)
Canceled	(300)
Outstanding balance at December 31, 2008	202,611
Granted	260,271
Awarded	(170,154)
Canceled	—
Outstanding balance at December 31, 2009	**292,728**
Granted	**226,667**
Awarded	**(111,480)**
Canceled	**(3,500)**
Outstanding balance at December 31, 2010	**404,415**

The weighted-average grant-date fair value of the restricted stock units granted during 2010, 2009 and 2008 was $13.85, $1.26 and $14.63 respectively. As of December 31, 2010, there was $1.6 million of total unrecognized compensation cost related to nonvested restricted stock units granted. That cost is expected to be recognized over a period of 4 years. Shares issued for restricted stock unit awards are issued from treasury stock or newly issued shares.

Employee 401(k) Plan Retirement Fund and Non-Qualified Deferred Executive Compensation Plans

We sponsor the Libbey Inc. salary and hourly 401(k) plans (the Plan) to provide retirement benefits for our U.S. employees. As allowed under Section 401(k) of the Internal Revenue Code, the Plan provides tax-deferred salary contributions for eligible employees.

For the Salary Plan, employees can contribute from 1 percent to 50 percent of their annual salary on a pre-tax basis, up to the annual IRS limits. We match 100 percent on the first 1 percent and match 50 percent on the next five percent of pretax contributions to a maximum of 3.5 percent of compensation. For the Hourly Plan, employees can contribute from 1 percent to 25 percent of their annual pay up to the annual IRS limits. We match 50 percent of the first 6 percent of eligible earnings that are contributed by employees on a pretax basis. Therefore, the maximum matching contribution that we may allocate to each participant's account did not exceed $8,575 for the Salary Plan or $7,350 for the Hourly Plan for the 2010 calendar year due to the $245,000 annual limit on eligible earnings imposed by the Internal Revenue Code. The company suspended matching contributions under the Plans for salaried and non-union employees effective March 16, 2009, and they were reinstated December 1, 2009. Starting in 2003, we used treasury stock for the company match contributions to the Plans; however, we discontinued that practice beginning January 1, 2007 with respect to salaried positions and beginning January 1, 2008 with respect to hourly positions. All matching contributions are now made in cash and vest immediately.

Effective January 1, 2005, employees who meet the age requirements and reach the Plan contribution limits can make a catch-up contribution not to exceed the lesser of 50 percent of their eligible compensation or the limit of $5,000 set forth in the Internal Revenue Code for the 2010 calendar year. The catch-up contributions are not eligible for matching contributions.

Effective January 1, 2009, we have a non-qualified Executive Deferred Compensation Plan (EDCP). Under the EDCP, executives and other members of senior management may elect to defer base salary (including vacation pay and holiday pay), cash incentive and bonus compensation and equity-based compensation. We provide matching contributions on excess contributions in the same manner as we provide matching contributions under our 401(k) plan.

At the end of 2008, the non-qualified Executive Savings Plan (ESP) was frozen. The ESP was for those employees whose salary exceeded the IRS limit. Libbey matched employee contributions under the ESP in the same manner as we provided matching contributions under our 401(k) Salary Plan.

Our matching contributions to all Plans totaled $2.4 million, $1.3 million and $2.6 million in 2010, 2009, and 2008, respectively.

13. Derivatives

We utilize derivative financial instruments to manage our interest rate exposure associated with our long-term debt, to hedge commodity price risks associated with forecasted future natural gas requirements and foreign exchange rate risks associated with transactions denominated in a currency other than the U.S. dollar. Most of these derivatives, except for certain natural gas contracts originally designated to hedge expected purchases at Syracuse China and the foreign currency contracts, qualify for hedge accounting since the hedges are highly effective, and we have designated and documented contemporaneously the hedging relationships involving these derivative instruments. While we intend to continue to meet the conditions for hedge accounting, if hedges do not qualify as highly effective or if we do not believe that forecasted transactions would occur, the changes in the fair value of the derivatives used as hedges would be reflected in our earnings. All of these contracts were accounted for under FASB ASC 815 "Derivatives and Hedging".

Fair Values

The following table provides the fair values our derivative financial instruments for the periods presented:

	Asset Derivatives:			
	December 31, 2010		December 31, 2009	
Derivatives Designated as Hedging Instruments Under FASB ASC 815:	Balance Sheet Location:	Fair Value	Balance Sheet Location:	Fair Value
		(Dollars in thousands)		
Interest rate contracts	Other assets	$2,536		$—
Natural gas contracts	Other assets	53		—
Total designated		$2,589		$—

	Liability Derivatives:			
	December 31, 2010		December 31, 2009	
Derivatives Designated as Hedging Instruments Under FASB ASC 815:	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
	(Dollars in thousands)			
Natural gas contracts	Derivative liability	$3,117	Derivative liability	3,129
Natural gas contracts	Other long-term liabilities	—	Other long-term liabilities	1,982
Total designated		3,117		5,111
Derivatives undesignated as hedging instruments under FASB ASC 815:				
Natural gas contracts	Derivative liability	124	Derivative liability	217
Currency contracts	Derivative liability	151	Derivative liability	—
Natural gas contracts	Other long-term liabilities	—	Other long-term liabilities	79
Total undesignated		275		296
Total		$3,392		$5,407

Interest Rate Swaps as Fair Value Hedges

In the first quarter of 2010, we entered into an interest rate swap agreement with a notional amount of $100.0 million that is to mature in 2015. The swap was executed in order to convert a portion of the Senior Secured Note fixed rate debt into floating rate debt and maintain a capital structure containing appropriate amounts of fixed and floating rate debt. In August 2010, $10.0 million of the swap was called for a premium of $0.3 million.

Our fixed-to-floating interest rate swap is designated and qualifies as a fair value hedge. The change in the fair value of the derivative instrument related to the future cash flows (gain or loss on the derivative), as well as the offsetting change in the fair value of the hedged long-term debt attributable to the hedged risk are recognized in current earnings. We include the gain or loss on the hedged long-term debt in other (expense) income on the Consolidated Statements of Operations along with the offsetting loss or gain on the related interest rate swap.

Year Ended December 31,	Amount of Gain (Loss) Recognized in Other (Expense) Income		
Derivative:	2010	2009	2008
	(Dollars in thousands)		
Interest rate swap	$ 2,536	$—	$—
Related long-term debt	(3,266)	—	—
Net impact on other (expense) income	$ (730)	$—	$—

Commodity Futures Contracts and Interest Rate Swaps Designated as Cash Flow Hedges

We use commodity futures contracts related to forecasted future North American natural gas requirements. The objective of these futures contracts and other derivatives is to limit the fluctuations in prices paid due to price movements in the underlying commodity. We consider our forecasted natural gas requirements in determining the quantity of natural gas to hedge. We combine the forecasts with historical observations to establish the percentage of forecast eligible to be hedged, typically ranging from 40 percent to 70 percent of our anticipated requirements, up to eighteen months in the future. The fair values of these instruments are determined from market quotes. Certain of our natural gas futures contracts are now classified as ineffective, as the forecasted transactions are not probable of occurring due to the closure of our Syracuse China facility in April 2009. Under FASB ASC 815 "Derivatives and Hedging", when the forecasted transactions of a hedging relationship becomes not probable of occurring, the gains or losses that have been classified in OCI in prior periods for those contracts effected should be reclassified into earnings. We recognized $0.1 million, $0.2 million and $0.4 million for the years ended December 31, 2010, 2009 and 2008, respectively, in other (expense) income on the Consolidated Statements of Operations relating to these contracts. As of December 31, 2010, we had commodity contracts for 3,090,000 million British Thermal Units (BTUs) of natural gas. At December 31, 2009, we had commodity contracts for 3,610,000 million BTUs of natural gas.

Most of our natural gas derivatives qualify and are designated as cash flow hedges (except certain contracts originally designated to expected purchases at Syracuse China) at December 31, 2010. Hedge accounting is applied only when the derivative is deemed to be highly effective at offsetting changes in fair values or anticipated cash flows of the hedged item or transaction. For hedged forecasted transactions, hedge accounting is discontinued if the forecasted transaction is no longer probable to occur, and any previously deferred gains or losses would be recorded to earnings immediately. Changes in effective portion of the fair value of these hedges are recorded in other comprehensive income (loss) (OCI). The ineffective portion of the change in the fair value of a derivative designated as a cash flow hedge is recognized in current earnings. As the natural gas contracts mature, the accumulated gains (losses) for the respective contracts are reclassified from accumulated other comprehensive loss to current expense in cost of sales in our Consolidated Statements of Operations. We paid additional cash of $11.8 million, $18.3 million and $2.4 million in the years ended December 31, 2010, 2009 and 2008, respectively, due to the difference between the fixed unit rate of our natural gas contracts and the variable unit rate of our natural gas cost from suppliers. Based on our current valuation, we estimate that accumulated losses currently carried in accumulated other comprehensive loss that will be reclassified into earnings over the next twelve months will result in $3.2 million of expense in our Consolidated Statements of Operations.

We also used Interest Rate Protection Agreements to manage our exposure to variable interest rates. These Interest Rate Protection Agreements effectively converted a portion of our borrowings from variable rate debt to fixed-rate debt, thus reducing the impact of interest rate changes on future results. These instruments were valued using the market standard methodology of netting the discounted expected future variable cash receipts and the discounted future fixed cash payments. The variable cash receipts were based on an expectation of future interest rates derived from observed market interest rate forward curves. These agreements expired in December 2009.

As fixed interest payments were made pursuant to the Interest Rate Protection Agreements, they were classified together with the related receipt of variable interest, the payment of contractual interest expense to the banks and the reclassification of accumulated gains (losses) from accumulated other comprehensive income (loss) related to the interest rate agreements. We paid additional cash interest of $6.8 million and $2.7 million in the years ended December 31, 2009 and 2008, respectively, due to the difference between the contractual fixed interest rates in our Interest Rate Protection Agreements and the variable interest rates associated with our long-term debt.

	Amount of Derivative Gain/(Loss) Recognized in OCI (Effective Portion)		
Year Ended December 31,	**2010**	**2009**	**2008**
	(Dollars in thousands)		
Derivatives in Cash Flow Hedging relationships:			
Interest rate contracts	**$ —**	$ 6,322	$ (790)
Natural gas contracts	**(8,539)**	(8,976)	(15,447)
Total	**$(8,539)**	$(2,654)	$(16,237)

Year Ended December 31, Derivative:	Location:	Gain/(Loss) Reclassified from Accumulated Other Comprehensive Loss to Consolidated Statements of Operations (Effective Portion)		
		2010	2009	2008
		(Dollars in thousands)		
Natural gas contracts	Cost of sales	**$(11,139)**	$(18,269)	$(2,431)
Total impact on net income (loss)		**$(11,139)**	$(18,269)	$(2,431)

The following table provides the impact on the Consolidated Statements of Operations from derivatives no longer designated as cash flow hedges, primarily related to the closure of our Syracuse China facility:

Year Ended December 31, Derivative:	Location:	Gain (Loss) Recognized in Income (Ineffective Portion and Amount Excluded from Effectiveness Testing)		
		2010	2009	2008
		(Dollars in thousands)		
Natural gas contracts	Other (expense) income	**$(126)**	$(155)	$(461)
Total		**$(126)**	$(155)	$(461)

Currency Contracts

Our foreign currency exposure arises from transactions denominated in a currency other than the U.S. dollar, primarily associated with our Canadian dollar denominated accounts receivable. The fair values of these instruments are determined from market quotes. The values of these derivatives will change over time as cash receipts and payments are made and as market conditions change. During 2010, we entered into a series of foreign currency contracts to sell Canadian dollars. As of December 31, 2010, we had contracts for $18.7 million Canadian dollars.

Gains and losses for derivatives which were not designated as hedging instruments are recorded in current earnings as follows:

Year Ended December 31, Derivative:	Location:	2010	2009	2008
		(Dollars in thousands)		
Currency contracts	Other (expense) income	**$(150)**	$—	$(359)
Total		**$(150)**	$—	$(359)

We do not believe we are exposed to more than a nominal amount of credit risk in our interest rate and natural gas hedges, as the counterparties are established financial institutions. The counterparty is rated AA- for the Interest Rate Agreement and BBB+ or better for counterparties to the other derivative agreements as of December 31, 2010, by Standard and Poor's.

14. Comprehensive Income (Loss)

Total comprehensive income (loss) (net of tax) includes:

Year Ended December 31,	2010	2009	2008
	(Dollars in thousands)		
Net income (loss)	**$70,086**	$(28,788)	$ (80,463)
Effect of derivatives, net of tax (below)	**3,049**	12,440	(10,300)
Minimum pension and non-pension retirement liability and intangible pension asset, net of tax (shown below)	**9,722**	(13,479)	(58,607)
Effect of exchange rate fluctuation	**(7,993)**	1,101	(4,402)
Total comprehensive income (loss)	**$74,864**	$(28,726)	$(153,772)

Accumulated other comprehensive loss (net of tax) includes:

	Effect of Exchange Rate Fluctuation	Cash Flow Derivatives	Minimum Pension and Non-Pension Retirement Liability and Intangible Pension Asset	Total Accumulated Comprehensive Loss
	(Dollars in thousands)			
Balance on December 31, 2007	$ 8,633	$ (6,310)	$ (44,800)	$ (42,477)
2008 change	(4,402)	(13,690)	(55,938)	(74,030)
Translation effect	—	—	(2,387)	(2,387)
Tax effect	—	3,390	(282)	3,108
Balance on December 31, 2008	4,231	(16,610)	(103,407)	(115,786)
2009 change	1,101	15,613	(12,904)	3,810
Translation effect	—	—	(348)	(348)
Tax effect	—	(3,173)	(227)	(3,400)
Balance on December 31, 2009	**5,332**	**(4,170)**	**(116,886)**	**(115,724)**
2010 change	**(7,993)**	**2,600**	**11,453**	**6,060**
Translation effect	**—**	**—**	**(1,630)**	**(1,630)**
Tax effect	**—**	**449**	**(101)**	**348**
Balance on December 31, 2010	**$(2,661)**	**$ (1,121)**	**$(107,164)**	**$(110,946)**

15. Fair Value

We adopted the rules for Fair Value Accounting as of January 1, 2008, but we had not applied them to non-recurring, nonfinancial assets and liabilities. We adopted Fair Value Accounting rules for nonrecurring, nonfinancial assets and liabilities as of January 1, 2009. The adoption of these rules had no impact on our fair value measurements.

FASB ASC Topic 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. FASB ASC Topic 820 establishes a fair value hierarchy, which prioritizes the inputs used in measuring fair value into three broad levels as follows:

- Level 1 — Quoted prices in active markets for identical assets or liabilities.
- Level 2 — Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly.

• Level 3 — Unobservable inputs based on our own assumptions.

	Fair Value Asset (Liability) at December 31, 2010			
	Level 1	Level 2	Level 3	Total
		(Dollars in thousands)		
Commodity futures natural gas contracts	**$—**	**$(3,188)**	**$—**	**$(3,188)**
Currency contracts	**—**	**(151)**	**—**	**(151)**
Interest rate agreement	**—**	**2,536**	**—**	**2,536**
Net derivative liability	**$—**	**$ (803)**	**$—**	**$ (803)**

	Fair Value Asset (Liability) at December 31, 2009			
	Level 1	Level 2	Level 3	Total
		(Dollars in thousands)		
Commodity futures natural gas contracts	$—	$(5,407)	$—	$(5,407)
Total derivative liability	$—	$(5,407)	$—	$(5,407)

The fair values of our commodity futures natural gas contracts and currency contracts are determined using observable market inputs. The fair value of our interest rate agreement is based on the market standard methodology of netting the discounted expected future fixed cash receipts and the discounted future variable cash payments. The variable cash payments are based on an expectation of future interest rates derived from observed market interest rate forward curves. Since these inputs are observable in active markets over the terms that the instruments are held, the derivatives are classified as Level 2 in the hierarchy. We also evaluate Company and counterparty risk in determining fair values. The total derivative position is recorded on the Consolidated Balance Sheets with $2.6 million in other assets and $3.4 million in derivative liability as of December 31, 2010. As of December 31, 2009, $3.3 million was recorded in derivative liability and $2.1 million in other long-term liabilities on the Consolidated Balance Sheets.

The commodity futures natural gas contracts, interest rate protection agreements and currency contracts are hedges of either recorded assets or liabilities or anticipated transactions. Changes in values of the underlying hedged assets and liabilities or anticipated transactions are not reflected in the above table.

16. Operating Leases

Rental expense for all non-cancelable operating leases, primarily for warehouses, was $18.4 million, $17.9 million and $18.5 million for the years ended December 31, 2010, 2009 and 2008, respectively.

Future minimum rentals under operating leases are as follows:

2011	2012	2013	2014	2015	2016 and Thereafter
$16,687	$13,971	$12,425	$10,828	$8,345	$45,754

17. Segments

We have three reportable segments from which we derive revenue from external customers. Some operating segments were aggregated to arrive at the disclosed reportable segments. The segments are distinguished as follows:

- North American Glass — includes sales of glass tableware from subsidiaries throughout the United States, Canada and Mexico.
- North American Other — includes sales of ceramic dinnerware; metal tableware, hollowware and serveware; and plastic items from subsidiaries in the United States.

- International — includes worldwide sales of glass tableware from subsidiaries outside the United States, Canada and Mexico.

The accounting policies of the segments are the same as those described in note 2. We do not have any customers who represent 10 percent or more of total sales. We evaluate the performance of our segments based upon sales and Earnings Before Interest and Taxes (EBIT). Intersegment sales are consummated at arm's length and are reflected in eliminations in the table below.

December 31,	2010	2009	2008
	(Dollars in thousands)		
Net sales:			
North American Glass	**$ 562,653**	$ 522,575	$ 554,128
North American Other	**85,996**	87,041	111,029
International	**162,685**	145,023	153,532
Eliminations	**(11,540)**	(6,004)	(8,482)
Consolidated	**$ 799,794**	$ 748,635	$ 810,207
EBIT:			
North American Glass	**$ 109,069**	$ 33,727	$ 25,495
North American Other	**13,916**	9,802	(17,696)
International	**3,854**	(2,862)	(12,228)
Consolidated	**$ 126,839**	$ 40,667	$ (4,429)
Special items — (income) expense (excluding write-off of financing fees in 2009) (see notes 6 and 7):			
North American Glass	**$ (54,151)(1)**	$ 3,204	$ 5,356
North American Other	**1,155**	3,809	28,252
International	**—**	—	11,890
Consolidated	**$ (52,996)**	$ 7,013	$ 45,498
Depreciation & amortization:			
North American Glass	**$ 24,277**	$ 24,806	$ 26,004
North American Other	**743**	2,052	3,123
International	**16,095**	16,308	15,303
Consolidated	**$ 41,115**	$ 43,166	$ 44,430
Capital expenditures:			
North American Glass	**$ 18,075**	$ 10,317	$ 21,170
North American Other	**238**	339	611
International	**9,934**	6,349	23,936
Consolidated	**$ 28,247**	$ 17,005	$ 45,717

December 31,	2010	2009	2008
	(Dollars in thousands)		
Total assets:			
North American Glass	**$ 792,231**	$ 853,412	$ 837,256
North American Other	**62,145**	53,029	54,089
International	**342,573**	436,594	429,749
Eliminations	**(377,978)**	(551,521)	(502,687)
Consolidated	**$ 818,971**	$ 791,514	$ 818,407
Reconciliation of EBIT to net income (loss):			
Segment EBIT	**$ 126,839**	$ 40,667	$ (4,429)
Interest expense	**(45,171)**	(66,705)	(69,720)
Income taxes	**(11,582)**	(2,750)	(6,314)
Net income (loss)	**$ 70,086**	$ (28,788)	$ (80,463)

(1) Includes a $58.3 million gain on redemption of debt and $1.0 million of expenses from the secondary stock offering as discussed in note 6, $1.3 million of restructuring charges primarily related to the write-down of decorating assets at our Shreveport Louisiana facility, $2.7 million related to the write-down of certain after-processing equipment and $0.9 million from an insurance recovery.

Net sales to customers and long-lived assets located in the U.S., Mexico, and Other regions for 2010, 2009 and 2008 are presented below. Intercompany sales to affiliates represent products that are transferred between geographic areas on a basis intended to reflect as nearly as possible the market value of the products. The long-lived assets include net fixed assets, goodwill and equity investments.

	United States	Mexico	All Other	Eliminations	Consolidated
			(Dollars in thousands)		
2010					
Net sales:					
Customers	**$444,534**	**$121,282**	**$233,978**		**$799,794**
Intercompany	**55,432**	**10,846**	**16,085**	**$(82,363)**	**—**
Total net sales	**$499,966**	**$132,128**	**$250,063**	**$(82,363)**	**$799,794**
Long-lived assets	**$118,363**	**$197,604**	**$123,770**	**$ —**	**$439,737**
2009					
Net sales:					
Customers	$435,500	$104,254	$208,881		$748,635
Intercompany	42,832	6,958	7,927	$(57,717)	—
Total net sales	$478,332	$111,212	$216,808	$(57,717)	$748,635
Long-lived assets	$126,371	$195,648	$136,314	$ —	$458,333
2008					
Net sales:					
Customers	$451,794	$131,383	$227,030		$810,207
Intercompany	50,825	9,402	3,555	$(63,782)	—
Total net sales	$502,619	$140,785	$230,585	$(63,782)	$810,207
Long-lived assets	$136,934	$199,583	$145,066	$ —	$481,583

18. Condensed Consolidated Guarantor Financial Statements

Libbey Glass is a direct, 100 percent owned subsidiary of Libbey Inc. and the issuer of the Senior Notes and the PIK Notes. The obligations of Libbey Glass under the Senior Notes and the PIK Notes are fully and unconditionally and jointly and severally guaranteed by Libbey Inc. and by certain indirect, 100 percent owned domestic subsidiaries of Libbey Inc. as described below. All are related parties that are included in the Consolidated Financial Statements for the year ended December 31, 2010, 2009 and 2008.

At December 31, 2010, December 31, 2009 and December 31, 2008, Libbey Inc.'s indirect, 100 percent owned domestic subsidiaries were Syracuse China Company, World Tableware Inc., LGA4 Corp., LGA3 Corp., The Drummond Glass Company, LGC Corp., Traex Company, Libbey.com LLC, LGFS Inc. and LGAC LLC (collectively, the "Subsidiary Guarantors"). The following tables contain condensed consolidating financial statements of (a) the parent, Libbey Inc., (b) the issuer, Libbey Glass, (c) the Subsidiary Guarantors, (d) the indirect subsidiaries of Libbey Inc. that are not Subsidiary Guarantors (collectively, "Non-Guarantor Subsidiaries"), (e) the consolidating elimination entries, and (f) the consolidated totals.

Libbey Inc.

Condensed Consolidating Statement of Operations

Year Ended December 31, 2010	Libbey Inc. (Parent)	Libbey Glass (Issuer)	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	Consolidated
			(Dollars in thousands)			
Net sales	$ —	$400,565	$85,996	$380,912	$ (67,679)	$799,794
Freight billed to customers	—	622	883	285	—	1,790
Total revenues	—	401,187	86,879	381,197	(67,679)	801,584
Cost of sales	—	329,865	62,827	308,558	(67,679)	633,571
Gross profit	—	71,322	24,052	72,639	—	168,013
Selling, general and administrative expenses	—	55,245	9,077	33,068	—	97,390
Special charges	—	765	1,037	—	—	1,802
Income (loss) from operations	—	15,312	13,938	39,571	—	68,821
Other income (expense)	—	57,315	(133)	836	—	58,018
Earnings (loss) before interest and income taxes	—	72,627	13,805	40,407	—	126,839
Interest expense	—	39,717	(5)	5,459	—	45,171
Earnings (loss) before income taxes	—	32,910	13,810	34,948	—	81,668
Provision (benefit) for income taxes	—	(4,057)	4,034	11,605	—	11,582
Net income (loss)	—	36,967	9,776	23,343	—	70,086
Equity in net income (loss) of subsidiaries	70,086	33,119	—	—	(103,205)	—
Net income (loss)	$70,086	$ 70,086	$ 9,776	$ 23,343	$(103,205)	$ 70,086

The following represents the total special items (income) expense included in the above Statement of Operations (see notes 6 and 7):

	Libbey Inc. (Parent)	Libbey Glass (Issuer)	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Special items included in:						
Cost of sales	$ —	$ 2,329	$ (12)	$ —	$ —	$ 2,317
Selling, general and administrative expenses	—	1,047	—	—	—	1,047
Special charges	—	765	1,037	—	—	1,802
Other (income) expense	—	(58,292)	130	—	—	(58,162)
Total pretax special items	$ —	$ (54,151)	$ 1,155	$ —	$ —	$ (52,996)
Special items net of tax	$ —	$ (54,151)	$ 1,155	$ —	$ —	$ (52,996)

Libbey Inc.

Condensed Consolidating Statement of Operations

Year Ended December 31, 2009	Libbey Inc. (Parent)	Libbey Glass (Issuer)	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	Consolidated
			(Dollars in thousands)			
Net sales	$ —	$385,467	$87,041	$325,175	$(49,048)	$748,635
Freight billed to customers	—	601	839	165	—	1,605
Total revenues	—	386,068	87,880	325,340	(49,048)	750,240
Cost of sales	—	310,031	68,505	287,607	(49,048)	617,095
Gross profit	—	76,037	19,375	37,733	—	133,145
Selling, general and administrative expenses	—	53,906	7,954	33,040	—	94,900
Special charges	—	14	1,617	—	—	1,631
Income (loss) from operations	—	22,117	9,804	4,693	—	36,614
Other income (expense)	—	3,533	(138)	658	—	4,053
Earnings (loss) before interest and income taxes	—	25,650	9,666	5,351	—	40,667
Interest expense	—	60,798	1	5,906	—	66,705
Earnings (loss) before income taxes	—	(35,148)	9,665	(555)	—	(26,038)
Provision (benefit) for income taxes	—	(7,275)	1,666	8,359	—	2,750
Net income (loss)	—	(27,873)	7,999	(8,914)	—	(28,788)
Equity in net income (loss) of subsidiaries	(28,788)	(915)	—	—	29,703	—
Net income (loss)	$(28,788)	$(28,788)	$ 7,999	$ (8,914)	$ 29,703	$(28,788)

The following represents the total special items included in the above Statement of Operations (see notes 6, 7 and 9):

	Libbey Inc. (Parent)	Libbey Glass (Issuer)	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Special items included in:						
Cost of sales	$ —	$ —	$ 1,960	$ —	$ —	$ 1,960
Selling, general and administrative expenses	—	3,190	—	—	—	3,190
Special charges	—	14	1,617	—	—	1,631
Other income (expense)	—	—	(232)	—	—	(232)
Interest expense	—	2,700	—	—	—	2,700
Total pretax special charges	$ —	$ 5,904	$ 3,809	$ —	$ —	$ 9,713
Special charges net of tax	$ —	$ 5,904	$ 3,809	$ —	$ —	$ 9,713

Libbey Inc.

Condensed Consolidating Statement of Operations

Year Ended December 31, 2008	Libbey Inc. (Parent)	Libbey Glass (Issuer)	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	Consolidated
			(Dollars in thousands)			
Net sales	$ —	$392,738	$111,029	$363,625	$(57,185)	$810,207
Freight billed to customers	—	743	1,220	459	—	2,422
ÙsmokingTotal revenues	—	393,481	112,249	364,084	(57,185)	812,629
Cost of sales	—	345,669	104,683	310,125	(57,185)	703,292
Gross profit	—	47,812	7,566	53,959	—	109,337
Selling, general and administrative expenses	—	44,269	11,265	32,917	—	88,451
Special charges	—	683	13,861	11,890	—	26,434
Income (loss) from operations	—	2,860	(17,560)	9,152	—	(5,548)
Other income (expense)	—	(2,332)	(504)	3,955	—	1,119
Earnings (loss) before interest and income taxes	—	528	(18,064)	13,107	—	(4,429)
Interest expense	—	62,730	1	6,989	—	69,720
Earnings (loss) before income taxes	—	(62,202)	(18,065)	6,118	—	(74,149)
Provision (benefit) for income taxes	—	(7,380)	9,284	4,410	—	6,314
Net income (loss)	—	(54,822)	(27,349)	1,708	—	(80,463)
Equity in net income (loss) of subsidiaries	(80,463)	(25,641)	—	—	106,104	—
Net income (loss)	$(80,463)	$(80,463)	$(27,349)	$ 1,708	$106,104	$(80,463)

The following represents the total special items included in the above Statement of Operations (see note 7):

Special items included in:						
Cost of sales	$ —	$ 3,795	$ 14,007	$ 879	$ —	$ 18,681
Special charges	—683	13,861	11,890	—	26,434	
Interest expense	—	—	(383)	—	—	(383)
Total pretax special charges	$ —	$ 4,478	$ 28,251	$ 12,769	$ —	$ 45,498
Special charges net of tax	$ —	$ 4,478	$ 28,251	$ 12,523	$ —	$ 45,252

Libbey Inc.

Condensed Consolidating Balance Sheet

December 31, 2010	Libbey Inc. (Parent)	Libbey Glass (Issuer)	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	Consolidated
	(Dollars in thousands)					
Cash and equivalents	$ —	$ 58,277	$ 293	$ 17,688	$ —	$ 76,258
Accounts receivable — net	—	37,099	5,360	49,642	—	92,101
Inventories — net	—	52,398	19,902	75,846	—	148,146
Other current assets	—	(2,634)	10,960	10,518	(12,407)	6,437
Total current assets	—	145,140	36,515	153,694	(12,407)	322,942
Other non-current assets	—	8,344	2,779	41,169	(19,134)	33,158
Investments in and advances to subsidiaries	11,266	360,784	189,171	(32,151)	(529,070)	—
Goodwill and purchased intangible assets — net	—	26,833	15,761	149,880	—	192,474
Total other assets	11,266	395,961	207,711	158,898	(548,204)	225,632
Property, plant and equipment — net	—	72,892	4,862	192,643	—	270,397
Total assets	$11,266	$613,993	$249,088	$505,235	$(560,611)	$818,971
Accounts payable	$ —	$ 13,514	$ 2,926	$ 42,655	$ —	$ 59,095
Accrued and other current liabilities	—	48,092	27,811	34,430	(12,407)	97,926
Notes payable and long-term debt due within one year	—	227	—	2,915	—	3,142
Total current liabilities	—	61,833	30,737	80,000	(12,407)	160,163
Long-term debt	—	398,039	—	45,944	—	443,983
Other long-term liabilities	—	131,100	21,964	69,629	(19,134)	203,559
Total liabilities	—	590,972	52,701	195,573	(31,541)	807,705
Total shareholders' equity	11,266	23,021	196,387	309,662	(529,070)	11,266
Total liabilities and shareholders' equity	$11,266	$613,993	$249,088	$505,235	$(560,611)	$818,971

Libbey Inc.

Condensed Consolidating Balance Sheet

December 31, 2009	Libbey Inc. (Parent)	Libbey Glass (Issuer)	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	Consolidated
			(Dollars in thousands)			
Cash and equivalents	$ —	$ 37,386	$ 419	$ 17,284	$ —	$ 55,089
Accounts receivable — net	—	36,173	5,125	41,126	—	82,424
Inventories — net	—	48,493	18,024	77,498	—	144,015
Other current assets	—	13,840	946	9,083	(15,385)	8,484
Total current assets	—	135,892	24,514	144,991	(15,385)	290,012
Other non-current assets	—	(4,912)	3,535	38,819	(19,134)	18,308
Investments in and advances to subsidiaries	(66,907)	403,403	276,755	140,289	(753,540)	—
Goodwill and purchased intangible assets — net	—	26,833	15,771	150,577	—	193,181
Total other assets	(66,907)	425,324	296,061	329,685	(772,674)	211,489
Property, plant and equipment — net	—	79,773	5,990	204,250	—	290,013
Total assets	$(66,907)	$640,989	$326,565	$678,926	$(788,059)	$791,514
Accounts payable	$ —	$ 13,503	$ 3,289	$ 38,747	$ —	$ 55,539
Accrued and other current liabilities	—	48,440	9,375	35,064	(8,848)	84,031
Notes payable and long-term debt due within one year	—	215	—	10,300	—	10,515
Total current liabilities	—	62,158	12,664	84,111	(8,848)	150,085
Long-term debt	—	456,152	—	48,572	—	504,724
Other long-term liabilities	—	151,754	15,618	61,911	(25,671)	203,612
Total liabilities	—	670,064	28,282	194,594	(34,519)	858,421
Total shareholders' equity	(66,907)	(29,075)	298,283	484,332	(753,540)	(66,907)
Total liabilities and shareholders' equity	$(66,907)	$640,989	$326,565	$678,926	$(788,059)	$791,514

Libbey Inc.

Condensed Consolidating Statement of Cash Flows

Year Ended December 31, 2010	Libbey Inc. (Parent)	Libbey Glass (Issuer)	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	Consolidated
			(Dollars in thousands)			
Net income (loss)	$ 70,086	$ 70,086	$ 9,776	$ 23,343	$(103,205)	$ 70,086
Depreciation and amortization	—	14,512	743	25,860	—	41,115
Other operating activities	(70,086)	(67,690)	(10,407)	(18,524)	103,205	(63,502)
Net cash provided by (used in) operating activities	—	16,908	112	30,679	—	47,699
Additions to property, plant & equipment	—	(8,515)	(238)	(19,494)	—	(28,247)
Other investing activities	—	(8,415)	—	—	—	(8,415)
Net cash provided by (used in) investing activities	—	(16,930)	(238)	(19,494)	—	(36,662)
Net borrowings	—	35,112	—	(10,210)	—	24,902
Other financing activities	—	(14,199)	—	—	—	(14,199)
Net cash provided by (used in) financing activities	—	20,913	—	(10,210)	—	10,703
Exchange effect on cash	—	—	—	(571)	—	(571)
Increase (decrease) in cash	—	20,891	(126)	404	—	21,169
Cash at beginning of period	—	37,386	419	17,284	—	55,089
Cash at end of period	$ —	$ 58,277	$ 293	$ 17,688	$ —	$ 76,258

Libbey Inc.

Condensed Consolidating Statement of Cash Flows

Year Ended December 31, 2009	Libbey Inc. (Parent)	Libbey Glass (Issuer)	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	Consolidated
			(Dollars in thousands)			
Net income (loss)	$(28,788)	$(28,788)	$ 7,999	$ (8,914)	$ 29,703	$ (28,788)
Depreciation and amortization	—	14,678	2,052	26,436	—	43,166
Other operating activities	28,788	55,517	(9,711)	42,879	(29,703)	87,770
Net cash provided by (used in) operating activities	—	41,407	340	60,401	—	102,148
Additions to property, plant & equipment	—	(6,189)	(339)	(10,477)	—	(17,005)
Other investing activities	—	60	5	200	—	265
Net cash provided by (used in) investing activities	—	(6,129)	(334)	(10,277)	—	(16,740)
Net borrowings (repayments)	—	(174)	—	(39,220)	—	(39,394)
Other financing activities	—	(4,171)	—	—	—	(4,171)
Net cash provided by (used in) financing activities	—	(4,345)	—	(39,220)	—	(43,565)
Exchange effect on cash	—	—	—	(58)	—	(58)
Increase (decrease) in cash	—	30,933	6	10,846	—	41,785
Cash at beginning of period	—	6,453	413	6,438	—	13,304
Cash at end of period	$ —	$ 37,386	$ 419	$ 17,284	$ —	$ 55,089

Libbey Inc.

Condensed Consolidating Statement of Cash Flows

Year Ended December 31, 2008	Libbey Inc. (Parent)	Libbey Glass (Issuer)	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	Consolidated
			(Dollars in thousands)			
Net income (loss)	$(80,463)	$(80,463)	$(27,349)	$ 1,708	$ 106,104	$(80,463)
Depreciation and amortization	—	14,904	3,123	26,403	—	44,430
Other operating activities	80,463	65,694	24,718	(29,778)	(106,104)	34,993
Net cash provided by (used in) operating activities	—	135	492	(1,667)	—	(1,040)
Additions to property, plant & equipment	—	(13,003)	(611)	(32,103)	—	(45,717)
Other investing activities	—	117	—	—	—	117
Net cash (used in) investing activities	—	(12,886)	(611)	(32,103)	—	(45,600)
Net borrowings	—	(164)	—	27,458	—	27,294
Other financing activities	—	(1,466)	—	—	—	(1,466)
Net cash provided by (used in) financing activities	—	(1,630)	—	27,458	—	25,828
Exchange effect on cash	—	—	—	(2,423)	—	(2,423)
Increase (decrease) in cash	—	(14,381)	(119)	(8,735)	—	(23,235)
Cash at beginning of period	—	20,834	532	15,173	—	36,539
Cash at end of period	$ —	$ 6,453	$ 413	$ 6,438	$ —	$ 13,304

Selected Quarterly Financial Data (unaudited)

The following tables present selected quarterly financial data for the years ended December 31, 2010 and 2009:

	First Quarter		Second Quarter		Third Quarter		Fourth Quarter	
	2010	**2009**	**2010**	**2009**	**2010**	**2009**	**2010**	**2009**
	(Dollars in thousands)							
Net sales	**$173,904**	$157,853	**$203,036**	$195,826	**$200,007**	$186,878	**$222,847**	$208,078
Gross profit	**$ 33,877**	$ 10,716	**$ 48,031**	$ 34,283	**$ 41,685**	$ 42,960	**$ 44,420**	$ 45,186
Gross profit margin	***19.5%***	*6.8%*	***23.7%***	*17.5%*	***20.8%***	*23.0%*	***19.9%***	*21.7%*
Selling, general & administrative expenses	**$ 22,824**	$ 22,374	**$ 24,719**	$ 22,514	**$ 25,335**	$ 24,811	**$ 24,512**	$ 25,201
Special charges	**$ 232**	$ 396	**$ 156**	$ 278	**$ 700**	$ 300	**$ 714**	$ 657
Income (loss) from operations (IFO)	**$ 10,821**	$(12,054)	**$ 23,156**	$ 11,491	**$ 15,650**	$ 17,849	**$ 19,194**	$ 19,328
IFO margin	***6.2%***	*(7.6)%*	***11.4%***	*5.9%*	***7.8%***	*9.6%*	***8.6%***	*9.3%*
Earnings (loss) before interest and income taxes (EBIT)	**$ 66,850**	$(12,091)	**$ 24,812**	$ 14,249	**$ 15,673**	$ 20,552	**$ 19,504**	$ 17,957
EBIT margin	***38.4%***	*(7.7)%*	***12.2%***	*7.3%*	***7.8%***	*11.0%*	***8.8%***	*8.6%*
Earnings before interest, taxes, depreciation and amortization (EBITDA)	**$ 77,236**	$ (363)	**$ 35,380**	$ 24,767	**$ 25,713**	$ 31,181	**$ 29,625**	$ 28,248
EBITDA margin	***44.4%***	*(0.2)%*	***17.4%***	*12.6%*	***12.9%***	*16.7%*	***13.3%***	*13.6%*
Net income (loss)	**$ 55,410**	$(27,893)	**$ 9,567**	$ 2,664	**$ 2,346**	$ 3,533	**$ 2,763**	$ (7,092)
Net income margin	***31.9%***	*(17.7)%*	***4.7%***	*1.4%*	***1.2%***	*1.9%*	***1.2%***	*(3.4)%*
Diluted earnings (loss) per share	**$ 2.76**	$ (1.89)	**$ 0.47**	$ 0.18	**$ 0.12**	$ 0.23	**$ 0.13**	$ (0.45)
Accounts receivable — net	**$ 87,506**	$ 74,555	**$ 92,782**	$ 91,252	**$110,574**	$ 91,119	**$ 92,101**	$ 82,424
DSO	***41.8***	*34.9*	***43.9***	*44.3*	***51.4***	*45.7*	***42.0***	*40.2*
Inventories — net	**$152,503**	$169,426	**$153,187**	$145,798	**$159,374**	$153,523	**$148,146**	$144,015
DIO	***72.8***	*79.2*	***72.4***	*70.8*	***74.1***	*77.1*	***67.6***	*70.2*
Accounts payable	**$ 49,550**	$ 46,906	**$ 52,427**	$ 49,307	**$ 55,496**	$ 46,020	**$ 59,095**	$ 55,539
DPO	***23.7***	*21.9*	***24.8***	*23.9*	***25.8***	*23.1*	***27.0***	*27.1*
Working capital	**$190,459**	$197,075	**$193,542**	$187,743	**$214,452**	$198,622	**$181,152**	$170,900
DWC	***90.9***	*92.2*	***91.5***	*91.2*	***99.7***	*99.7*	***82.6***	*83.3*
Percent of net sales	***24.9%***	*25.2%*	***25.1%***	*25.0%*	***27.3%***	*27.3%*	***22.6%***	*22.8%*
Net cash provided by (used in) operating activities	**$(46,165)**	$ 14,384	**$ 38,112**	$ 24,706	**$ (2,780)**	$ 26,639	**$ 58,532**	$ 36,419
Free Cash Flow	**$(50,313)**	$ 9,511	**$ 30,881**	$ 20,117	**$(10,523)**	$ 24,074	**$ 49,407**	$ 31,706
Total borrowings — net	**$452,011**	$540,856	**$452,448**	$543,032	**$456,102**	$526,669	**$447,125**	$515,239

The following table represents special items (see notes 6, 7 and 9) included in the above quarterly data for the years ended December 31, 2010 and 2009:

	First Quarter		Second Quarter		Third Quarter		Fourth Quarter	
	2010	2009	2010	2009	2010	2009	2010	2009
	(Dollars in thousands)							
Special items included in:								
Cost of sales	**$ —**	$1,823	**$1,742**	$ (2)	**$ 578**	$162	**$ (3)**	$ (23)
Selling, general & administrative expense	**—**	2,500	**—**	200	**1,096**	255	**(49)**	235
Special charges	**232**	396	**156**	278	**700**	300	**714**	657
Gain on redemption of debt	**(56,792)**	—	**—**	—	**—**	—	**(1,500)**	—
Other expense (income)	**130**	229	**—**	(43)	**—**	27	**—**	19
Interest expense	**—**	—	**—**	—	**—**	—	**—**	2,700
Total pre-tax special items — (income) expense	**$(56,430)**	$4,948	**$1,898**	$433	**$2,374**	$744	**$ (838)**	$3,588
Special items — net of tax	**$(56,430)**	$4,948	**$1,898**	$433	**$2,374**	$744	**$ (838)**	$3,588

Stock Market Information

Libbey Inc. common stock is listed for trading on the NYSE Amex exchange under the symbol **LBY.** The price range for the Company's common stock as reported by the NYSE Amex exchange and dividends declared for our common stock were as follows:

	2010			2009		
	Price Range		Cash Dividend Declared	Price Range		Cash Dividend Declared
	High	Low		High	Low	
First Quarter	**$14.25**	**$ 7.23**	**$—**	$2.05	$0.73	$—
Second Quarter	**$15.00**	**$12.15**	**$—**	$2.75	$0.47	$—
Third Quarter	**$14.03**	**$ 9.88**	**$—**	$4.27	$1.30	$—
Fourth Quarter	**$15.47**	**$12.36**	**$—**	$7.99	$3.75	$—

ITEM 9. *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE*

None.

ITEM 9A. *CONTROLS AND PROCEDURES*

The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Company's Securities Exchange Act of 1934 (the "Exchange Act") reports are recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms and that such information is accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well-designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Also, we have investments in certain unconsolidated entities. As we do not control or manage these entities, our disclosure controls and procedures with respect to such entities are necessarily substantially more limited than those we maintain with respect to our consolidated subsidiaries.

As required by SEC Rule 13a-15(b), the Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and the Company's Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures as of the end of the period covered by this report. Based on the foregoing, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective at the reasonable assurance level.

Report of Management

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting refers to the process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, and includes those policies and procedures that:

(1) Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

(2) Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

(3) Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk. Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company.

Management has used the framework set forth in the report entitled "Internal Control — Integrated Framework" published by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission to evaluate the effectiveness of the Company's internal control over financial reporting. Management has concluded that the Company's internal control over financial reporting was effective as of the end of the most recent fiscal year. The Company's independent registered public accounting firm, Ernst & Young LLP, that audited the Company's Consolidated Financial Statements, has issued an attestation report on the Company's internal control over financial reporting.

Changes in Internal Control

There has been no change in the Company's internal controls over financial reporting during the Company's most recent fiscal year that has materially affected, or is reasonably likely to materially affect, the Company's internal controls over financial reporting.

ITEM 9B. *OTHER INFORMATION*

None.

PART III

ITEM 10. *DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE*

Information with respect to executive officers of Libbey is incorporated herein by reference to Item 1 of this report under the caption "Executive Officers of the Registrant." Information with respect to directors of Libbey is incorporated herein by reference to the information set forth under the caption "Libbey Corporate Governance-Who are the current members of Libbey's Board of Directors?" in the Proxy Statement. Certain information regarding compliance with Section 16(a) of the Exchange Act is incorporated herein by reference to the information set forth under the caption "Stock Ownership — Section 16(a) Beneficial Ownership Reporting Compliance" in the Proxy Statement. Information with respect to the Audit Committee members, the Audit Committee financial experts, and material changes in the procedures by which shareholders can recommend nominees to the Board of Directors is incorporated herein by reference to the information set forth under the captions "Libbey Corporate Governance-Who are the current members of Libbey's Board of Directors?", "— What is the role of the Board's Committees?" and "— How does the Board select nominees for the Board?" in the Proxy Statement.

Libbey's Code of Business Ethics and Conduct applicable to its Directors, Officers (including Libbey's principal executive officer and principal financial and accounting officers) and employees, as well as the Audit Committee Charter, Nominating and Governance Committee Charter, Compensation Committee Charter and Corporate Governance Guidelines are posted on Libbey's website at www.libbey.com. Libbey's Code of Business Ethics and Conduct is also available to any shareholder who submits a request in writing addressed to Susan A. Kovach, Vice President, General Counsel and Secretary, Libbey Inc., 300 Madison Avenue, P.O. Box 10060, Toledo, Ohio 43699-0060. If Libbey amends or waives any of the provisions of the Code of Business Ethics and Conduct applicable to the principal executive officer or principal financial and accounting officers, Libbey intends to disclose the subsequent information on Libbey's website.

ITEM 11. *EXECUTIVE COMPENSATION*

Information regarding executive compensation is incorporated herein by reference to the information set forth under the caption "Compensation Discussion and Analysis" in the Proxy Statement.

ITEM 12. *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS*

Information regarding security ownership of certain beneficial owners and management is incorporated herein by reference to the information set forth under the captions "Stock Ownership — Who are the largest owners of Libbey stock?" and "— How much stock do Libbey's directors and officers own?" in the Proxy Statement.

Information regarding equity compensation plans is incorporated herein by reference to Item 5 of this report under the caption "Equity Compensation Plan Information."

ITEM 13. *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE*

Information regarding certain relationships and related transactions is incorporated herein by reference to the information set forth under the caption "Libbey Corporate Governance — Certain Relationships and Related Transactions — What related party transactions involved directors or related parties?" and "— How does the Board determine which directors are considered independent?" in the Proxy Statement.

ITEM 14. *PRINCIPAL ACCOUNTING FEES AND SERVICES*

Information regarding principal accounting fees and services is incorporated herein by reference to the information set forth under the caption "Audit-Related Matters — Who are Libbey's auditors?" and "— What fees has Libbey paid to its auditors for fiscal year 2010 and 2009?" in the Proxy Statement.

PART IV

ITEM 15. *EXHIBITS, FINANCIAL STATEMENT SCHEDULES*

a) Index of Financial Statements and Financial Statement Schedule Covered by Report of Independent Auditors.

All other schedules have been omitted since the required information is not present or not present in amounts sufficient to require submission of the schedule or because the information required is included in the Consolidated Financial Statements or the accompanying notes.

b) The accompanying Exhibit Index is hereby incorporated by reference. The exhibits listed in the accompanying Exhibit Index are filed or incorporated by reference as part of this report.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LIBBEY INC.

by: /s/ Richard I. Reynolds

Richard I. Reynolds
Executive Vice President, Chief Financial Officer

Date: March 14, 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title
William A. Foley	Director
Peter C. McC. Howell	Director
Carol B. Moerdyk	Director
Jean-René Gougelet	Director
Terence P. Stewart	Director
Carlos V. Duno	Director
Deborah G. Miller	Director
John C. Orr	Director
Richard I. Reynolds	Director, Executive Vice President, Chief Financial Officer
John F. Meier	Chairman of the Board of Directors, Chief Executive Officer

By: /s/ Richard I. Reynolds
Richard I. Reynolds
Attorney-In-Fact

Date: March 14, 2011

/s/ Richard I. Reynolds
Richard I. Reynolds
Executive Vice President, Chief Financial Officer
(Principal Accounting Officer)

Date: March 14, 2011

INDEX TO FINANCIAL STATEMENT SCHEDULE

LIBBEY INC.

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS (Consolidated)
Years ended December 31, 2010, 2009 and 2008

	Allowance for Doubtful Accounts	Allowance for Slow Moving and Obsolete Inventory	Valuation Allowance for Deferred Tax Asset
	(Dollars in thousands)		
Balance at December 31, 2007	$11,711	$ 6,435	$ 28,855
Charged to expense or other accounts	181	2,391	58,587
Deductions	(1,413)	(2,244)	—
Balance at December 31, 2008	10,479	6,582	87,442
Charged to expense or other accounts	2,049	1,431	11,547
Deductions	(5,071)	(3,485)	—
Balance at December 31, 2009	**7,457**	**4,528**	**98,989**
Charged to expense or other accounts	**457**	**1,774**	**(26,662)**
Deductions	**(2,396)**	**(1,644)**	**—**
Balance at December 31, 2010	**$ 5,518**	**$ 4,658**	**$ 72,327**

EXHIBIT 31.1

Certification of Chief Executive Officer
Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, John F. Meier, certify that:

1. I have reviewed this annual report on Form 10-K of Libbey Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designated under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonable likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

By /s/ John F. Meier

John F. Meier,
Chief Executive Officer

Date March 14, 2011

EXHIBIT 31.2

Certification of Chief Financial Officer
Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Richard I. Reynolds, certify that:

1. I have reviewed this annual report on Form 10-K of Libbey Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designated under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonable likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

By /s/ Richard I. Reynolds

Richard I. Reynolds,
Executive Vice President, Chief Financial Officer

Date: March 14, 2011

Certification of Chief Executive Officer

Pursuant to 18 U.S.C. § 1350, as created by Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned officer of Libbey Inc. (the "Company") hereby certifies, to such officer's knowledge, that:

(i) the accompanying Annual Report on Form 10-K of Libbey for the year ended December 31, 2010 (the "Report") fully complies with the requirements of Section 13(a) or Section 15(d), as applicable, of the Securities Exchange Act of 1934, as amended; and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Libbey.

/s/ John F. Meier

John F. Meier
Chief Executive Officer

Dated: March 14, 2011

EXHIBIT 32.2

Certification of Chief Financial Officer

Pursuant to 18 U.S.C. § 1350, as created by Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned officer of Libbey Inc. (the "Company") hereby certifies, to such officer's knowledge, that:

(i) the accompanying Annual Report on Form 10-K of Libbey for the year ended December 31, 2010 (the "Report") fully complies with the requirements of Section 13(a) or Section 15(d), as applicable, of the Securities Exchange Act of 1934, as amended; and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Libbey.

/s/ Richard I. Reynolds

Richard I. Reynolds
Executive Vice President, Chief Financial Officer

Dated: March 14, 2011

Libbey Inc. General Information

Corporate Address
Libbey Inc.
300 Madison Avenue
P.O. Box 10060
Toledo, Ohio 43699-0060
419-325-2100

Transfer Agent and Registrar
The Bank of New York Mellon (telephone 866-252-0125) acts as both Transfer Agent and Registrar for the Company. Address shareholder inquiries to:

Libbey Inc.
c/o BNY Mellon Shareowners Services
480 Washington Boulevard
Jersey City, NJ 07310-1900, USA

Send certificates for transfer and address changes to:
Libbey Inc.
c/o BNY Mellon Shareowners Services
P. O. Box 358015
Pittsburgh, PA 15252-8015, USA
e-mail Address: shrrelations@bnymellon.com

Auditors
Ernst & Young LLP, Toledo, Ohio, are the independent auditors for the Company.

Form 10-K
Copies of the Company's annual report on Form 10-K are available at no charge through the Company's website: www.libbey.com. In addition, the Company will provide without charge to any person who is a beneficial owner of its shares a copy of Libbey's 2010 Annual Report on Form 10-K, as filed with the Securities and Exchange Commission. Requests should be addressed to:
Libbey Inc.
Investor Relations
300 Madison Avenue
P.O. Box 10060
Toledo, Ohio 43699-0060
e-mail: stock@libbey.com

Annual Meeting
The annual shareholders meeting of Libbey Inc. will be 2:00 p.m. on May 19, 2011, and will be held in Toledo, OH, at:
Libbey Corporate Showroom
335 N. St. Clair Street
Toledo, OH 43604

Stock Exchange
Libbey Inc. stock is listed for trading on the New York Stock Exchange under NYSE Amex: LBY.

Market for Common Stock
The price range for the company's common stock was as follows:

	2010		2009	
	High	**Low**	High	Low
First Quarter	**$14.25**	**$ 7.23**	$2.05	$0.73
Second Quarter	**$15.00**	**$12.15**	$2.75	$0.47
Third Quarter	**$14.03**	**$ 9.88**	$4.27	$1.30
Fourth Quarter	**$15.47**	**$12.36**	$7.99	$3.75

As of March 1, 2011, there were 900 registered common shareholders of record.

Stock Purchase and Sale Plan
The Bank of New York Mellon, the Transfer Agent for Libbey Inc., has made available a Direct Stock Purchase and Sale Plan, BuyDIRECT℠. The Plan provides registered shareholders and interested first-time investors the opportunity to purchase and sell shares of the Company's common stock, reinvest dividends and deposit their certificates into the Plan for safekeeping. Existing shareholders can request enrollment material by calling The Bank of New York Mellon at 866-252-0125. Shareholder questions and requests for forms are also available by visiting BNY Mellon's website at https://www.bnymellon.com/shareowner/equityaccess. Interested investors who would like enrollment material should call BNY Mellon at 866-353-7849.
℠ BuyDIRECT is a service mark of The Bank of New York/ Mellon.

Additional Information
For additional information, contact:
Kenneth A. Boerger, Vice President and Treasurer
Libbey Inc.
300 Madison Avenue
P.O. Box 10060
Toledo, Ohio 43699-0060
419-325-2279

Or visit our website at www.libbey.com

CEO and CFO Certifications
The Company filed with the Securities and Exchange Commission the certifications of its chief executive officer and chief financial officer required by Section 302 of the Sarbanes-Oxley Act of 2002 as Exhibits 31.1 and 31.2 to the Company's Form 10-K for the year-ended December 31, 2010.


Libbey



Main Operating Locations

Corporate Offices
300 Madison Avenue
P. O. Box 10060
Toledo, Ohio 43699-0060
419-325-2100
www.libbey.com

Glassware Manufacturing Locations

Toledo
940 Ash Street
Toledo, Ohio 43611

Shreveport
4302 Jewella Road
Shreveport, Louisiana 71109

Crisa
Doblado 1627 Nte.
Col. Terminal
Monterrey, N.L. Mexico
CP 64680

Royal Leerdam
Lingedijk 8
4142 LD Leerdam
Netherlands

Crisal Cristalaria Automatica S.A.
Rue de Portugal-Lote 1-Apartado 233
Zona Industrial da Marinha Grande
2431-903 Marinha Grande
Portugal

Libbey Glassware (China) Co., Ltd.
#2211 Aimin Road East
Langfang Economic & Technical
Development Zone
Hebei Province, P.R. China, P.C. 065001

North American Other Locations

World Tableware Inc.
300 Madison Avenue
P.O. Box 10060
Toledo, Ohio 43699-0060

Traex
101 Traex Plaza
Dane, Wisconsin 53529